VSE CORPORATION



Growing Towards Our Future

2007 Annual Report and Form 10-K


VSE
Ranked #4
Top 200
Small
Businesses
in America
2007

VSE Corporation was featured for the first time in the *Forbes* magazine annual "200 Best Small Companies in America" list with the phenomenal ranking of #4.

Forbes considered small businesses with revenue of $5 million to $750 million who had sustained sales and net profit growth over 12-month and five-year periods. *Forbes*' judging criteria also included earnings data, management turnover, and acquisition activity.

"Making the Forbes *list means I made the right choice to work for VSE when I retired from the Navy. Onward and upward!"*
—Jon E. Rench, ELD QC / FHSC, Long Beach, MS

"When I started at VSE in 1961, there were approximately 20-some employees and I wasn't sure if the company would last. It's pretty amazing to have over 1,000 employees and reach this milestone."
— Elliot Goodman, ITSD, Energetics Incorporated, Columbia, MD

"Effective communication, training, and resourcefulness have welded our financial team into a cohesive working machine. My manager's leadership ability to maintain us all in one accord is extraordinary. That is what makes our financial team so unique. I feel this is truly an honor for our company."
— Marilyn Gonzalez, NAD Financial Analyst, Lexington Park, MD

"Based upon the character and work ethic of my co-workers, if VSE as a whole is a reflection of the model here at this site, I am somewhat surprised that we are only ranked fourth! Most likely, Forbes *wouldn't give us a top three position in our first year of recognition, as it would have embarrassed them that we hadn't been noticed earlier. So in all actuality, we're probably deserving of 1st. However you view it, the camaraderie we share here is unique as we drive toward our goals to create, sustain, and improve, and I wouldn't care to have my career anywhere else."*
— Marty Schuetz, ELD Data Coordinator, Weldon Spring, MO

"Making the rank of #4 out of 200 means that when I'm asked where I work, I'm proud to say 'VSE.' Congratulations to all!"
— Joey Cadiere, ELD QC/Safety, Ladysmith, VA

"Congratulations to VSE Corp. I belong to BAV and am proud to have the opportunity to work for VSE Corp. I am currently working in Veracruz, Mexico, and have been here for three years on this project. Keep up the good work, VSE."
— James M. Hiskey, BAV, Mexico

"This is a clear indicator and recognition of the hard work and commitment of the VSE professionals, at every level of the organization, over the past 5 years!"
— James Fallon, GSD VP, director

"Sometimes being a field office can often leave you feeling disconnected; however, an achievement of this magnitude betrays that notion and hits home that the efforts of every VSE location, no matter their size or geography, is more connected than we realize. We may be a small company, but we are large as life people with big ideas—a true team in every sense, and I am immensely proud to be part of it!"
— Elena Graupera, SELD office manager, Blount Island, FL

"Congratulations to VSE for obtaining this phenomenal ranking by Forbes. *As a member of one of VSE's subsidiary companies, it is truly heartening to know that the 'mother ship' is such a great company to be a part of. I appreciate all that VSE does for us at Energetics. Congrats again!"*
— Peggy Welsh, senior consultant, Energetics Incorporated, Washington, DC

"Recognition for a job well done. VSE Weldon Spring has worked very hard to get to where we are. I am proud of each of our team members and supporting staff and look forward to where we are going in the future. This accomplishment and recognition is a tribute to the hard work and dedication of our employees."
— Justin Brown, ELD site manager, Weldon Spring, MO

Received SEC

APR 0 3 2008

Washington, DC 20549

"Growing Towards Our Futur



The year 2007 was one of the most successful VSE Corporation has experienced in its 49-year history. The Company reported revenues of $653 million, up 80 percent from 2006. For the first time the Company's growing accomplishments were heralded in *Forbes* magazine's annual ranking of the "200 Best Small Companies in America." VSE was ranked in a prominent fourth place. The *Washington Business Journal* also recognized VSE as one of the fastest growing businesses during the past several years.

VSE growth was supported in 2007 with the acquisition of Integrated Concepts and Research Corporation (ICRC). The purchase price was approximately $11.6 million in cash, with the potential for additional payments of up to about $5.8 million if certain financial targets are met during the next several years. Through the period of June 4 to December 31, 2007, ICRC recorded revenues of about $50 million.

VSE substantially expanded its military equipment refurbishment services to the West Coast with the addition of multiple new facilities in California. New offices are now located in Los Alamedas, Barstow, Fort Hunter Liggett, Sacramento, Mare Island, Fresno, and Moffitt Field. A new office in College Park, GA, is also now in place to support the U.S. Army Readiness Command (USARC). VSE personnel have been managing USARC's equipment modification work orders as well as coordinating the transportation of equipment in need of repair.

During 2007, VSE was named a prime contractor for the U.S. Army's Field and Installation Readiness Support Team (FIRST) contract vehicle. In December, VSE was also selected as a prime contractor for the Omnibus III contract from the Program Executive Office for Combat Support & Combat Service Support.

VSE added two new divisions during 2007. The new Government Services Division supports the disposition of property seized by U.S. government agencies during the course of their duties, and the Field Support Services Division repairs damages to mine resistance and ambush protected vehicles in austere environments.

VSE is proud of its continued growing support to the U.S. military around the world while also supporting the navies of friendly foreign nations. The year 2007 also saw VSE and subsidiaries developing and managing user-friendly computer programs for the U.S. Social Security Administration's visually impaired employees, as well as managing conferences within the nation's capital for various energy or emergency response programs.

Corporate Profile

VSE is a diversified professional services company established in 1959. The Company provides engineering, systems integration, scientific, and management IT solutions to customers in the defense, homeland security, law enforcement, energy, and environmental sectors. Headquartered in Alexandria, VA, VSE employs 1,223 personnel supporting clients across the United States and around the world.

Further information about VSE is available at the company's website at www.vsecorp.com.

Stockholder Inquiries

VSE shares are traded on the NASDAQ Global Market under the symbol VSEC. Inquiries about stock ownership, dividends, and stockholder changes of address may be directed to our transfer agent at: Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016-1340; or to VSE at: 2550 Huntington Avenue, Alexandria, VA 22303-1499, Attention: Corporate Secretary. VSE Investor Relations can be reached by phone at (703) 329-4770.

Quality Systems Management

VSE's policy is to provide products and services of the highest quality to meet the expectations and requirements of our customers, on time and at a fair price. VSE's quality management system is registered to the ISO 9001:2000 standard.

Financial Highlights

Revenues ($M)


133.1
216
280.1
363.7
653.2
'03 '04 '05 '06 '07
YEAR

Net Income ($M)


2
3.4
6.2
7.8
14.1
'03 '04 '05 '06 '07
YEAR

Earnings Per Share Diluted ($)*


0.45
0.75
1.29
1.61
2.82
'03 '04 '05 '06 '07
YEAR

Stockholders' Investment ($M)


19.1
23
30.2
38.2
56.4
'03 '04 '05 '06 '07
YEAR

Funded Backlog ($M)


83
168
276
299
408
'03 '04 '05 '06 '07
YEAR

Number of Employees


500
625
716
857
1223
'03 '04 '05 '06 '07
YEAR

Dividends Per Share ($)*


0.08
0.095
0.115
0.135
0.155
'03 '04 '05 '06 '07
YEAR

Stock Price, End of Year ($)*


6.63
12.59
21.05
16.95
48.84
'03 '04 '05 '06 '07
YEAR

Income Statement Data (in thousands, except share data)

Year ended December 31	2007	% Change	2006
Revenues	$ 653,164	79.6%	$ 363,734
Net income	14,102	81.1%	7,789
Earnings per share (diluted)	2.82	75.2%	1.61
Weighted average shares (diluted)	5,003,675	3.2%	4,848,884

Balance sheet data (in thousands, except percentages)

December 31	2007	% Change	2006
Total assets	$ 171,771	74.3%	$ 98,535
Working capital	24,756	3.5%	25,646
Stockholders' equity	56,376	47.4%	38,236
Return on equity	36.9%	43.0%	25.8%

* Adjusted for June 2007 stock split

Letter to Shareholders



2007: Financial Results

After experiencing significant growth in revenues, earnings, and backlog in 2005 and 2006, VSE continued to perform at a record pace in 2007 and generated an even better financial performance. Our annual revenues almost doubled in 2007—exceeding $653 million—while net earnings exceeded $14 million ($2.82 per diluted share)—up from $7.7 million in 2006. With the increase in revenues and earnings, our return on equity for 2007 increased to almost 37 percent. We also saw increases in funded backlog, employees, and the number of customers we serve. We increased our cash dividend by 15 percent, and our stock price reflected these gains.

VSE purchased Integrated Concepts and Research Corporation (ICRC) in June 2007 for an initial price of $11.8 million, with the potential for additional payments if the company meets certain financial targets during the next six years.

The financial results reported for 2007 are consistent with the positive trend in VSE operations and results reported in recent years. VSE revenues have grown significantly as we have improved our ability to meet customer needs. With the increase in revenues, we have been able to allocate our corporate costs over a larger base and improve our margins on certain time and materials and fixed-price contracts.

As previously reported, during the fourth quarter of 2007 we received new contracts and delivery orders supporting both our Tanker Ballistic Protection System Program and the operations of our subsidiary, Energetics Incorporated. At the end of 2007, our funded backlog was approximately $408 million, compared to $299 million at the end of 2006, and our personnel count increased to 1,223 employees, up from 857 at the beginning of the year. Based on these and other factors, and our sense of VSE's favorable position in several of the markets we serve, we anticipate continued growth in 2008. We also continue to examine acquisition opportunities that have potential to support our growth in the years ahead.

2007: Operating Achievements

VSE operations grew in 2007 as we established new facilities, acquired a subsidiary, added employees and developed new customer relationships.

- Our new Infrastructure and Information Technology Group was established in June when VSE acquired ICRC. ICRC is engaged primarily in providing the government with diversified technical and management services, including information technology, advanced vehicle technology, aerospace services and engineering, and transportation infrastructure services.


U.S. COAST GUARD

- The acquisition of ICRC
    - provides VSE with an opportunity to expand VSE and ICRC services into complementary markets;
    - opens or expands markets in SMART vehicles, alternative fuels, large-scale port engineering development and security, and information technology services;
    - adds approximately 200 technical and professional employees to VSE's staff;
    - and adds several long-term contracts to VSE's business base.
- ICRC's revenues were about $50 million for the period of June 4 to December 31, 2007. A material part of the group's revenue comes from a 10-year U.S. Department of Transportation contract awarded in 2003 for infrastructure services to the Port of Anchorage.



- ICRC's Advanced Vehicle Technologies Division developed and tested three LASSO® (Land And Sea Special Operations) vehicles, which are high-capacity, six-wheel drive, all-terrain utility vehicles designed to specifically meet military challenges without requiring special training to operate.
- In our Energy and Environmental Group, our subsidiary Energetics Incorporated continued its high-level consulting services in the field of energy and environmental management. Energetics expertise lies in state-of-the-art and advanced technology assessment, technical and economic feasibility analysis, technology transfer, R&D program planning, engineering studies, market assessment, strategic resource management, regulatory analysis, environmental compliance, and risk management. Energetics' primary client is the Department of Energy, but it has been expanding its services during the past year to the Department of Homeland Security.



- Our International and Federal groups experienced successful years in 2007, and their milestones are highlighted beginning on pages 9 and 16, respectively.

2007: Other Notable Accomplishments

- VSE was featured for the first time on Forbes' annual list of the "200 Best Small Companies in America."
- $6.1 million was invested in a new 40,625-square-foot expansion for Engineering and Logistics Division's (ELD) Paint and Blast facility in Ladysmith, VA. The cost also includes new equipment and updates to existing facilities to accommodate our growing needs.
- Production began on a new bi-monthly corporate magazine, the VSE Connection, to better keep our employees, stakeholders, and shareholders informed. It also serves to better connect our personnel at more than 50 locations.
- ELD maintenance shops in Ashland, VA, received their ISO certification; Long Beach, MS, received its first one year accident-free safety award; and Alexandria, VA, counted two accident-free years.
- Audited implementation of Section 404 of the Sarbanes-Oxley Act (internal control of financial reporting) was initiated in 2007 with no material weaknesses or significant deficiencies.

VSE Management Strategies for Continued Growth and Profitability



Successful organizations use a variety of management strategies to support continued growth and profitability. Out of those strategies, I believe there are four basic elements that are paramount in their importance to continued success. First and foremost is a strong, long-term commitment from top management to honesty and business integrity in all of our dealings with both internal and external customers.

The second element is customer satisfaction. The government evaluates VSE's performance on existing contracts regularly. Therefore, we must meet or exceed our customers' requirements. Today's performance is tomorrow's past performance; we cannot afford to fail to meet our customers' expectations. Third, VSE must have a robust pipeline of bidding opportunities to sustain and grow our operations. We have a number of contracts, and we know approximately when they are going to end. Finally, we must take care of our management team and our employees on whom we depend for continued long-term success.

Our new seized property contract for the Treasury Department and other agencies is a good example of how we use a total teamwork approach in achieving success. Our team has consolidated seized property facilities into a more manageable operation and has provided a more efficient manner of handling all seized property. The result was a $12.2 million pass back to our customers during inaugural 2007 efforts. This was all accomplished while working on an accelerated, mission-oriented schedule. The experience has enabled us to showcase our talents, make the contract easier to manage, and realize the best results for our customer.

Our Engineering and Logistics Division expansion is also attributable to a sound vision from our management team, precise and accurate operations, and outstanding quality control. This is a prime example of how honesty and integrity work in concert. We are respected because we say what we do and do what we say.

"Growing Towards Our Future"

With growth comes the challenge of keeping our infrastructure current. As we grow, we will continue to aggressively bid and win contracts to stay competitive and maintain our awareness of trends in various disciplines. To ensure a smooth transition while we experience "growing pains," we keep our fingers on the pulse of VSE operations, accounting, and administration.



We are excited about expanding our horizons. The acquisition of ICRC has equipped us with a synergistic IT partnership, allowing us to confidently provide our customers with state-of-the-art applications. We now have the robust capabilities to meet our clients' growing information technology needs. ICRC's Port of Anchorage contract continues to exceed expectations, and we are now exploring other ports around the world that can benefit from our newly acquired area of expertise.

Energetics continues to move forward by expanding proven areas of its expertise into new arenas such as Homeland Security and Nuclear Infrastructure Power Support.

There are always many challenges when a company is experiencing growth, and we work as a team to meet them and to serve our customers, employees, and shareholders.

I want to thank each of you, including family members, for your continued dedication, cooperation, and conscientious efforts that make VSE what it is today. It shows what a can-do attitude, a focused vision, and outstanding teamwork can accomplish. I am very proud of our workforce and its loyalty, honesty, and integrity. Your ability to do tough jobs in remote and sometimes hostile parts of the world is to be commended. I see great things in 2008 for the synergistic partnership of our entire workforce and management team.

In August 2007, the Board of Directors welcomed General Ed Eberhart, USAF (Ret.) to the Board. We look forward to his help and guidance as we continue to develop and grow the company in the years to come.

As always, your comments and suggestions are welcome.



Donald M. Ervine
Chairman of the Board
President and CEO/COO
April 1, 2008



International Group 2007 Milestones



90

James M. Knowlton, President

The International Group, which consists of five divisions, earned $228 million in revenue in 2007, a 44 percent annual increase.

- The **BAV Division** completed the transfer of four ex-USS Osprey (MHC 51) class mine hunters, two each to Egypt and Greece. BAV personnel conducted significant maintenance availabilities in Bahrain for each of the Egyptian ships—this was the first time a transfer was conducted outside of the United States under the BAV Foreign Military Sales (FMS) Supportability contract. As part of the follow-on technical support given to countries that have received U.S. Navy ships and systems, BAV built a new, state-of-the-art shipboard damage control and firefighting training facility in Egypt. BAV also transferred the ex-USS Trenton (LPD 14) to India, the first time India has received an ex-U.S. Navy ship under the BAV contract. BAV managed a six-month industrial and training availability to repair and upgrade for the 9,100-ton amphibious transport ship and provided training assistance to the Indian crew. The ship then made the 10,000-nautical-mile journey to India to begin its new service.

- The **Coast Guard Division** (CGD) continued to provide Foreign Military Sales and lifecycle support for vessels transferred to foreign governments.

- The **Fleet Maintenance Division** (FMD) was realigned in 2007 to support mission requirements with the new Ships Engineering and Logistics Division; Government Services Division, Air Force Logistics Division, and Naval Air Division now also fall under FMD direction.

  - During 2007, the **Ship Engineering and Logistics Division** (SELD) was awarded additional task orders under the Rapid Response (R2) contract vehicle to support U.S. Navy Regional Maintenance Centers (RMCs) and the Navy's Space and Naval Warfare Systems Command (SPAWAR). These contracts will potentially bring in about $63 million during the next 24 months. FMD-SELD will provide technical support services for the RMCs' fleet sustainment operations, including program management, integrated logistics support, financial management, ship material assessments, and information technology applications. FMD-SELD will provide program management and technical/logistics services for SPAWAR to support the maintenance, refurbishment, modernization, and installation of shipboard and land-based communication, information technology, and navigational aid systems.

  - The **Government Services Division** (GSD) supports the U.S. Treasury Department's seized and forfeited general property program through a $113 million contract. Operations are controlled from the VSE headquarters in Alexandria, VA; Regional Property Management Centers, which also serve as auction points, are located in South Brunswick, NJ; Miami, FL; and Riverside, CA. In 2007, the division successfully: optimized vehicle sales at facilities nationwide; provided field agents to support seizures; utilized the services of recognized sales and marketing organizations to increase all sales; and provided the government with visibility, accountability, and control. This program has the potential to be a significant contributor to VSE's financial results through 2014.

  - The **Air Force Logistics Division** (AFLD) continued to provide maintenance and supply support for Basic Expeditionary Airfield Resources (BEAR) equipment for Pacific Air Forces (PACAF) headquarters. The division also provides logistics management support for BEAR and War Reserve Material resources for Air Combat Command and PACAF at Langley Air Force Base, VA; Hickam Air Force Base, HI; and Osan Air Base, South Korea. AFLD continued to expand its support of Air Force and Navy aviation maintenance and logistics support requirements.

  - **Naval Air Division** (NAD) was recently awarded a four-year, $4.6 million subcontract to develop a maintenance-tracking system for the U.S. Army's Joint Land Attack Cruise Missile Defense Elevated Netted Sensor System (JLENS), a key component of the Army's Missile Defense Program. NAD provides both status monitoring and prognostics capability, while using its proprietary Prognostics Framework and Diagnostics Profiler capabilities to create system and equipment models, which emulate both the normal and anomalous operating behavior of the system.

BAV Division


524

When *Forbes* magazine recently announced that VSE Corporation was ranked fourth among the top 200 small businesses in America, it specifically heralded VSE for its ability to support the transfer of ships from the U.S. Navy to other navies worldwide.

One of the primary purposes of the Foreign Military Sales (FMS) Program is the U.S. Navy's long-range vision and ongoing efforts toward a global maritime partnership.

BAV Division's FMS work contributed significantly to our unprecedented recognition. It all started 12 years ago when VSE was awarded a prime contract by the U.S. Navy's Naval Sea Systems Command (NAVSEA). The contract outsourced all FMS ship transfer and follow-on technical support projects under a single contract vehicle.

"VSE has been the first and only firm NAVSEA has entrusted with supporting naval ships that are sold, leased, or granted to other countries under the FMS supportability program," said Harry Flammang, program manager for BAV Division.

BAV has recently provided ship or shore support for Egypt, Taiwan, Thailand, Germany, India, Turkey, Italy, Romania, Mexico, Bahrain, Portugal, Poland, and Japan. Efforts include training, ship maintenance, engineering, system upgrades, shipyard operations, and technical support.

"With the experience we've gained over the years, we have refined and streamlined our process. Our efficiency nicely complements our mission to provide our customers with the best capabilities for the price," said Flammang, a retired U.S. Navy captain. "Our customers come to BAV because we offer the personal courtesy of an expert staff which truly enjoys what it does."



BAV saves the new ship owner additional costs by applying lessons learned from previous projects. BAV allows them to do more with less. "We provide hand-picked, lean, highly experienced teams, whose members possess multiple skills to act as trainers, managers, and technical experts," Flammang added.

When BAV supports a ship transfer, it provides a team that does everything a host nation needs. This includes planning, assessing, industrial availability management, material acquisition, warehousing, logistics, customs, procurement, contracts, overhaul repair work execution, and hands-on, formal training support.

BAV recently diversified its services by providing a short and long-range coastal radar system for the Romanian Navy on the Black Sea.

Retired Navy Captain Ed Webster serves as follow-on technical support (FOTS) division manager, senior program manager for the Coast Guard FMS program, and program manager for the Defense Threat Reduction Agency. His current major assignment is providing vessel maintenance support to the Azerbaijan Coast Guard. "I came aboard during the initial FOTS efforts concurrent with reactivation and transfer of two LSTs to Taiwan," said Webster.

One of the major FOTS programs supports the Egyptian Navy in Alexandria, Egypt. There are approximately 100 BAV personnel in Egypt, providing expertise in ship repair planning and maintenance assistance, logistics support, ship and industrial maintenance training, damage control training, and facilities management. For all of the FOTS in-country programs, the objective of BAV is to help the foreign Navy become self sustaining.



Shawn Zipprich is a BAV field engineer and program analyst. "In 2004, I was hired as a ship transfer assistance team instructor to work with the Taiwan sailors in Charleston, South Carolina," Zipprich said. "Our STAT teams provided training to the crews on shipboard equipment maintenance and operation as well as assistance to the crews in reactivation of equipment. The most memorable challenges and experiences I can recall, while assisting Taiwan in the eventual transfer of the four ex-Kidd class ships, are conducting four missile shots, live fire gunnery, and close-in weapon system exercises.

"I was also involved in the recent ship transfer of the ex-Trenton to India. We did a 'hot transfer,' which required flying to Rota, Spain, to join up with the U.S. and India Navy crews as they headed back across the Atlantic. This really gave us a head start on the work assessment. We could have anticipated parts, manpower, and work orders ready as soon as the ship was decommissioned."

A major challenge employees face in foreign nations is the language barrier. "Translators are usually available, but in many cases indigenous naval terminology can be a hurdle to translate," said Zipprich. "We exercise patience and we do our best in communicating. It's really rewarding when you are able to establish that bond of trust and respect through cultural barriers."

The BAV success story is not only the result of VSE technicians and managers; it can also be attributed to solid, long-standing partnerships with top-notch vendors and subcontractors. According to Roy Butt, BAV deputy program manager, who joined the BAV Team in 1995, "There are seven of us from Booz | Allen | Hamilton on staff at the HQ in Alexandria.

"We started a subcontractor/prime relationship with VSE when this effort was first solicited. Prior to that, Booz Allen had the direct commercial contract with the Egyptian Navy. The operation in Egypt has grown 300 percent with combined assets and personnel. The combined BAV staffs are a truly integrated team. We bring different skills to the table from highly technical to classical management consulting expertise."

Flammang added, "Our ability to incorporate into a project the very best technicians and managers our team members can offer is just one of the ways quality stays so high. We are proud of our contribution to the important concept of cooperation among allied navies, communicating and working together effectively in the collection and dissemination of data in the war on terrorism. Our work also benefits these countries by creating dual capabilities: maritime defense as well as seaborne worldwide humanitarian and disaster relief."

The majority of BAV work has been in overhauling mechanical and electrical systems and equipment. "We are now getting more in combat systems support," said Butt. "One of the most challenging projects," noted Webster, "was the design and installation of a helicopter recovery system for Perry Class Frigates in Turkey. We had three primary subcontractors involved, which really required significant project management and daily communication during all facets of the project from initial design to sea acceptance test."



Quite a few of the BAV members also work in the logistics, research, contracts, administration, and procurement departments to round out the team.

"This is a very challenging, yet rewarding program because we see the immediate impact of our efforts, not only from the industrial standpoint, but by training a completely capable crew. In a short period of time we, in essence, take a cold piece of metal to a war fighting platform. Because we develop such a close relationship with the crews, we are like proud parents when we watch them take their ship and sail it home," concluded Webster.

Ship Engineering and Logistics Division



Those who are around VSE Vice President Scott Barbour for more than five minutes soon realize that his infectious enthusiasm is drawn from the "can-do" attitude of the hard chargers who make up the Ship Engineering and Logistics Division (SELD).

Barbour manages the division, headquartered in Chesapeake, VA. SELD also has offices in Chula Vista, CA; Bridgeport, NJ; Blount Island, FL; and Indian Head, MD. Barbour joined VSE in 2004 after retiring from the U.S. Navy.

"We provide engineering and logistics for the U.S. Navy and Marine Corps," said Barbour. "The division may be new, but VSE has an almost 50-year history of advance planning and execution for the Navy. Today, we build on a common ship sustainment's approach while aligning those tasks to various BAV Foreign Military Sales (FMS), thus making it applicable to multiple customers. We are proven ship maintenance and advance planners and we bring our experience. Because of that, we provide a good product at a good price."

The division recently participated in a key VSE project—BAV's ex-Trenton overhaul project. SELD assisted in the integration planning by translating requirements in the contract-specific planning documents. "VSE's goal is to provide customers efficient single-shop support. As the Navy exports multiple-ship and multi-option (MSMO) contracts, we support the Navy," added Barbour.

Within SELD, Vince Marroletti manages the overall ship engineering operations for the division. Other operation site managers are: Sam McGovern in Chula Vista, CA; Rick Eckert in Bridgeport, NJ; Bill Thomas in Blount Island, FL; and Vince Hungerford in Indian Head, MD.

As part of the Chesapeake SELD staff headquarters, Charlie Mayer heads Engineering/Shipboard Alterations and Installations and planning groups. Other managers include: Steve Mahaffey, USN MSMO Planning Support; Sherwin Turner, Business and Contracts; Tom Stein, Procurement; and Brenda Bennett, Human Resources.

Out of the 121 personnel in the division, the breakdown is as follows: Bridgeport, 13; Chesapeake, 49; Chula Vista, 26; Indian Head, 22; and Blount Island, 11.

According to Marroletti, the division is currently engaged in alteration installation team (AIT) services for *USS Essex* in Sasebo, Japan; *USS Boxer* in San Diego, CA; and *USS Bataan* in Norfolk, VA.



"One of the requirements with all three ships is an upgrade to the air traffic control landing system," said Marroletti, who is also the Quality Management Systems manager for Fleet Maintenance Division. "This entails removing the antenna and replacing below-deck equipment."

SELD AIT teams have recently completed the identification friend or foe system upgrade on the *USS George Washington* and other air traffic control systems, as well as cooperative engagement capability upgrades and field changes on the *USS Iwo Jima*. They also installed the arresting-gear approved cross-check system on the *USS Enterprise* and *USS George Washington*.

"VSE is a really good company. It treats you fair and works with you as a person," commented Marroletti. "Our planning and production departments have the finest workers, ensuring that quality is always first and foremost, and the process is continually improving. It's great to hear that time and time again from customers."



Jean Coley in purchasing has been working with VSE for 27 years in Chesapeake. "Since I began working here, I have had assignments in automated data processing, program manuals, training, facilities, and buying materials to support the needs of VSE employees and subcontracts both here and abroad, such as in Guam, Indian Head, MD and New Jersey."

In the planning department, Bart Powell is the lead of all planning personnel and administrative assistants. "My job entails assigning all automated work requests to the planners. I make sure priorities and deadlines are met and I review each specification," Powell said. "It's also important to verify drawings and technical manuals and parts required. Most of the work is hull, mechanical, and electrical. However, we have ventured out into electronics and written work specs for sonar array repair.

"The team has to concentrate on getting quality work done in the most cost-efficient way possible. It's challenging, detailed, and requires researching multitudes of drawings and tech manuals. We have to engage in continuous correspondence to determine exactly what the customer wants. In trying to decipher drawings, the team has to be able to organize a repair-installation-inspection sequence that is clearly defined. Everyone who works here has naval experience, and they are dedicated to their work."

In Production, Tony Demarco performs design engineer work with both the MSMO planners and AIT project coordinators. "We first verify the work item and then we write work specifications for shop activity," Demarco said. "We also oversee the work done on ships, and if there is a problem with a ship alteration, we write the reports to adapt to the change to ensure the same situation doesn't happen again."



"We are actively engaged in promoting common, core ship-sustainment planning and AIT support that can be applied to multiple maritime customers including the U.S. Navy, Coast Guard, and FMS," Barbour said. "The ships around the world have to be ready. We understand the customer and we have the necessary experience to keep these ships operational at sea to maintain readiness."

Government Services Division


PUBLIC
Auction Conducted by
VSE

This year, VSE's new Government Services Division (GSD) began managing nationwide auctions as part of a recently awarded contract by the U.S. Treasury Department for the management and sale of seized and forfeited property.

In 2007, the auctions resulted in more than $12.2 million in pass back revenue for the U.S. Treasury Department.

"The contract is scheduled to continue for a period of about eight years," said Mike Hamerly, Executive Vice President and Fleet Maintenance Division Director. "Our program is headquartered in Alexandria, VA, and the auctions are administered from our regional centers in Riverside, CA; Dayton, NJ; and Miami, FL."

"We provide full logistical support of all seized property obtained by multiple government agencies under the U.S. Department of Treasury contract," said Government Services Division Director Jim Fallon. "Our responsibilities include the acquisition, transportation, storage, and liquidation of all seized and forfeited properties."

Since the first auction conducted by the VSE team in Miami, FL, in March 2007 we have made great strides in streamlining the auction process, and we will continue to improve the effectiveness of the auction process. "The bulk of bidders showed up to be registered in a short timeframe, and there was a limited amount of bandwidth that was being shared throughout the expo center," said VSE Vice President and IT Manager Dave Chivers. "It was also demanding to get all the payments processed quickly. Now the process is running very smoothly."

Agencies participating in the contract under the guidance of the U.S. Department of Treasury include the Internal Revenue Service, Office of Foreign Assets Control, U.S. Secret Service, Customs and Border Protection, Immigration and Customs Enforcement, Food and Drug Administration, and the Bureau of Alcohol, Tobacco and Firearms.

The seizing agent's first step is to notify the VSE call center, and from that point a VSE representative is dispatched to pick up the detained property, often within 24 hours. This can be a challenge when some unusual items are seized, such as perishable items, as well as exotic and domestic animals, some of which are in need of immediate medical attention. If it is determined that the perishable items are not fit for consumption, VSE personnel properly dispose of the shipment.

"VSE does not take custody of narcotics and real estate," said Hamerly. "Storage time for most of the seized items can be lengthy because of the due process of law. But there are times when permission is requested through the government to do a quick sale. The revenues generated by the sales are then promptly transferred to the Government."

There are other circumstances when it's determined that property should be destroyed. For example, a large quantity of pirated DVD movies seized in Los Angeles that must be prevented from being redistributed among the general public. Counterfeit clothing and accessories are also routinely destroyed. During one of the VSE's first seizures, GSD employees had to individually open a large amount of counterfeit watches and extract the batteries which required special disposal.



Noteworthy items that are seized include designer watches, loose diamonds and gems, gold coins, exotic cars, yachts, and aircraft.

Employees or family members of VSE, subcontractors, or participating agencies are not allowed to bid on any of the seized property. Subcontractors on the VSE contract include Manheim (automobile auctions in 86 different locations); EG&G Technical Services (storage services); Blanchard and Associates (consignment field agents); and Rick Levin and Associates (auctioneers).

"I'm very proud of the fact that, for this contract, new technology was developed, and it has been very successful," Hamerly said.

Naval Aviation Division



VSE Corporation's Naval Aviation Division (NAD) manages and supports Foreign Military Sales (FMS) of the Tomahawk and Harpoon Weapon Systems and the F/A-18 Automated Maintenance Environment (AME).

According to NAD Manager Terry Chandler, "AME was designed, built, and deployed to support fleet combat operations of the F/A-18. AME is combat proven, and saves the Navy/Marine Corps approximately $450 million per year in program costs. The cost savings are accomplished by providing near real-time flight data, which automatically updates logistics, maintenance, and engineering requirements and projections through a sophisticated, yet easy to operate, tracking process for the aircraft."

"Basically, our flight data system captures all flight information, such as temperature and throttle movements, as well as all maintenance history. The information is made available through a Windows-based computer program," explained Bobby Drew, AME program manager. "AME was enabled by our team in less than 5 months in 1997, and it is the single largest worldwide deployment of a system of this type."

Mark Virgo, VSE AME senior analyst, adds, "We maintain the hardware on a top-tier server. To best serve our customers, we provide a 24-hour help desk, which includes 4,000 individual pieces of hardware, to support work for 84 different Navy and Marine Corps activities."

"I assist foreign countries purchasing the Tomahawk Missile System," said Lorri Wood, senior financial analyst and manager of the Tomahawk Program for the past six years. "Most of the time I deal with the United Kingdom, although on occasion, I have assisted Spain and the Netherlands. I really enjoy working for VSE because they trust and value my abilities."

James Wilson, deputy program manager for FMS (PMA-280, NAS Patuxent River), commented, "As a customer of VSE for the past seven years, I have been provided with financial case managers and program analyst support to successfully manage the Tomahawk FMS Program. VSE has always been extremely reliable. I have been promoted twice and I directly attribute my career success to VSE and their phenomenal support. It amazes me how they anticipate my needs and complete tasks in advance of my request."

"The people here are great to work with because of their pride, commitment, and sincere work ethics," said Laurel Twemlow, administrative assistant for NAD, headquartered in Lexington Park, MD.



NAD personnel provide all worldwide-fleet support to more than 25,000 users at 146 different sites and aboard 11 aircraft carriers, encompassing more than 1,800 F/A-18 Hornet Strike/Fighters across the entire Navy/Marine Corps F/A-18 fleet, including NASA and the Kuwaiti Air Force. Offices are located in Oceana, VA; Beaufort, SC; Jacksonville, FL; Atlanta; San Diego; Miramar, CA; Lemoore, CA; and Atsugi, Japan.

Federal Group 2007 Highlights



Thomas G. Dacus, President
The Federal Group consists of five divisions. Collectively, they earned $360 million in revenue in 2007—a 125 percent annual increase over the previous year.

- **Communications and Engineering Development Division** (CED) is the VSE lead for performing as a small prime contractor for the U.S. Army Communications-Electronics Command (CECOM) Rapid Response contract. They oversee diverse DoD-related tasks with each of the Armed Services and several U.S. government agencies. This year they supported war efforts with robust Army equipment repair and support programs, primarily for the family of route clearing and mine resistant, ambush protected (MRAP) vehicles, which began in 2006 with an initial ceiling of $351 million. The task order was increased this past year to approximately $446 million. In addition, CED's Assured Mobility Systems Program efforts were also increased this year from an original 16-month, $164.8 million ceiling to $271 million, and the performance of technical support services was extended to August 2008. CED continues to expand their role in support of critical DoD-wide initiatives throughout the Army's major commands.

- **Engineering and Logistics Division** (ELD) continued their superior level of performance and growth and, during 2007, established new operations/support office s in Atlanta and multiple RESET/Refurbishment locations in California. This continues VSE's long history of providing support to the U.S. Army Reserve in equipment repair, upgrade, engineering, and systems integration work. ELD was also selected as a prime contractor for the U.S. Army's Field and Installation Readiness Support Team (FIRST).

- **Field Services Support** (FSS) Division is the latest team joining Federal Group in 2007. Formed in June to provide worldwide field maintenance, logistic support, and technical advisory services for a wide variety of mine-clearing military vehicles and equipment, FSS services include performance of organizational, intermediate, and specialized depot-level maintenance and planning. A critical strength of the FSS Division is its ability to provide specialized support in areas of combat operations, typically in very austere environments.

- **Systems Engineering Division** (SED) has been home to the Tanker Ballistic Protection System (TBPS) since November 2004. To date, more than 1,350 fuel tankers deployed by the U.S. Army in Iraq have been serviced and in 2007, SED began providing the TBPS to U.S. Marine Corps fuel tankers.
  - Under the Counter Radio-Controlled Improvised Explosive Device Electronic Warfare (CREW) program, SED supports Warfighters in Afghanistan, Iraq, and Kuwait by providing field service support on installation, training, maintenance, and upgrades of electronics developed to prevent the detonation of improvised explosive devices (IEDs). SED has performed under a subcontract of $8.83 million with CSC Corporation on the CREW Program since April 2006.
  - In support of the USMC and Army worldwide corrosion efforts, SEDs Corrosion Prevention and Control (CPAC) Program has been expanded to include establishing and operating corrosion repair and service centers at key military installations to include development and deployment of a robust mobile application capability to support contingency operations deployments; and RESET/RECAP programs throughout the world.
  - SED also managed the program this year that led to design, development, and production of the U.S. Coast Guard's first Enhanced Mobile Incident Command Post, housing a communication support center for first responders in all federal agencies mobilized during a major emergency in the continental U.S.

- **Management Sciences Division** (MSD) continues to provide nationally and internationally recognized subject matter experts in product and process improvement, Lean Six Sigma, continuous process improvement, process reengineering, and training for Green, Black, and Master Black Belts to the U.S. military. Partnering with the Army's Armament Research, Development and Engineering Command (ARDEC), MSD provided the guidance and training propelling the Command to be the first government/non-profit agency to receive the prestigious presidential Malcolm Baldrige National Quality Award for organizational performance excellence.

Systems Engineering Division/Field Services Support Division



For the past three years, VSE employees have provided an invaluable service to the Marines and soldiers who transport fuel in the operational theaters. The Tanker Ballistic Protection System (TBPS) was designed by VSE to dramatically increase the safety of our Soldiers and protect the contents of fuel transport tankers from small-arms attack. Trained Field Technicians spray the exterior of fuel tank with a polyurethane-based coating which, when contacted by petroleum, acts as a self sealant. Thus, if small arms fire punctures the tanker, the coating reacts with the fuel and immediately seals the hole.

"We developed this system because soldiers were seriously injured or killed due to lack of protection for the crew, equipment, and bystanders if a tanker were hit," said TBPS Site Manager, Paul Brennan.

Gene Desaulniers, SED TPBS program manager, commented, "When a small-arms round penetrates a tanker, the sealant works so efficiently that you could not detect a hit unless you examined the inside of the tank.

"This system is also designed to provide efficient protection for fuel-saddle tanks, especially on troop carriers," said Greg Hicks, VSE shop armor lead. "It's a privilege to be here. Our reward comes when we see that confident, secure, and satisfied look in the eyes of the soldiers and Marines before they drive away."

The Secretary of Defense Robert Gates recently stated, "The acquisition of Mine Resistance and Ambush Protected (MRAP) vehicles are the highest priority of the Department of Defense." MRAP vehicles are a family of armored fighting vehicles designed to survive improvised explosive device (IED) attacks and ambushes. The Marine Corps is spearheading the MRAP program and on target to replace Humvees in combat zones with the heavier, enhanced-design MRAP vehicles. In addition, added Gates, "the Army's Medium Mine Protected Vehicle (MMPV) is a class of blast protected, wheeled vehicle platforms operating in explosive hazardous environments in route and area clearance operations, explosive hazards reconnaissance operations, and Explosive Ordnance Disposal operations."

"To complement these vital missions, in 2007 VSE implemented a highly trained contingent of Field Service Representatives located in areas of combat operations and challenging environments," said Field Services Support Division Manager Frank Wickersham III, "We are poised to repair quickly any damages incurred on any of the MRAP/MMPV vehicles to include performance of organizational, intermediate and specialized depot-level maintenance. We also maintain repair parts in stock at 95% capacity and a 90% percent vehicle readiness rate at all times."



Typical services to be performed include:

- Equipment/system evaluations/technical inspections/documentation
- Maintenance and repair
- New equipment/sustainment training
- Parts sourcing
- Total package/new equipment fielding
- System modification/upgrade
- Asset tracking and accounting
- Integrated logistics support
- Program support/system and technical integration

Engineering and Logistics Division



Engineering and Logistics Division (ELD) Manager Donnelle Moten had the vision several years ago to bring equipment refurbishment contracts to VSE. Since that time, the program has experienced unprecedented expansion and revenue growth.

The first shop was established in Alexandria, VA, in 2004 and quickly became efficient in refurbishing a variety of military equipment to a "like-new" condition.

VSE's reputation for economically and precisely getting the job done soon prompted the establishment of similar installation maintenance shops in Ladysmith, VA; Ashland, VA; Weldon Springs, MO; and Long Beach, MS.

In the new California effort, sites are located in Los Alamedas, Fresno, Sacramento, Mare Island, and Moffitt Field. "We also have established shops at Fort Hunter Liggett and Barstow in which we are providing engineering maintenance and mechanical support to sustain their track and wheeled vehicles," said Moten. "We are also discussing the establishment of a paint and blast facility which would be located between Fort Hunter Liggett and Barstow." These operations are unique in that they are under a government-owned/government-operated contract, unlike VSE operations on the East Coast.

ELD provides full lifecycle engineering, logistics, maintenance, and refurbishment services to extend and enhance the life of existing equipment. ELD's core competencies are primarily in combat and combat service support system conversions, technology insertion, technical research, sustainment and re-engineering, system integration, and configuration management.



Communications and Engineering Division



VSE Corporation, as a prime contractor, is executing a $2.9 billion contract supporting all branches of the Armed Forces and many government agencies worldwide through the U.S. Army Communication and Electronics Command (CECOM) Rapid Response (R2) Program.

Awarded to VSE in January 2003, this contract provides the federal sector a flexible, rapid response acquisition vehicle that can support virtually any technical or non-technical requirement from state-of- the-art research and development to providing all aspects of Integrated Logistics Support services. As of the first quarter, 2008, CECOM has placed more than 1,300 task orders on the R-2 with a ceiling exceeding $11.98 billion.

"VSE started as a subcontractor when the program first became available to all U.S. government agencies in 1998," said Federal Group President Tom Dacus. "At a certain point I wanted to find out how we could become a prime contractor, even though we were considered underdogs being classified as a small business (for this contract) as well as an outsider," said Dacus. "We pulled a team together—tenaciously worked day and night—and became a prime in 2002. We are now managing the government's biggest revenue producing proactive responsive program as the program/task leader. That program supports PM Close Combat Systems Route Clearance Equipment (in Iraq and Afghanistan), a $350 million effort, executed in just 12 days, for repairs and logistics support of vehicles that are damaged by IEDs.

According to Charley Borns, CR2 Project Director for VSE Corporation, "Our mission is to provide federal program managers, in coordination with the CECOM R2 Program Office, an ability to get a task order in place, as quickly as possible, and to ensure the responsive and compliant execution of the task requirements to our customers' total satisfaction." The VSE CR2 team provides oversight execution of task orders, coordinating all aspects of the associated contractual and execution activities of 28 subcontractors and more than 100 tier-one vendors. "We also interface with CECOM on emerging programs and provide business development coordination for the VSE R2 Team, in coordination with the VSE Business Development staff," added Borns.



The contract is used by many of VSE's divisions to include Engineering and Logistics Division, Systems Engineering Division, Fleet Maintenance Division, and Management Sciences Division.

Management Sciences Division



One of VSE's best kept secrets is their Management and Sciences Division (MSD). It houses a relatively small but exceptionally educated and experienced group of management and analytical professionals who are nationally and internationally recognized experts in product and process improvement, Lean Six Sigma (LSS) and Continuous Process Improvement (CPI). Application of these principals in any organization leads to more effective/ efficient products and processes measured by meaningful metrics.

The MSD team provides government and industry clients with CPI/LSS, and reliability engineering through training workshops and direct consulting. The U.S. Army's Armament Research, Development and Engineering Center (ARDEC) recently was the first government agency in history to receive the Presidential Malcolm Baldrige National Quality Award for organizational performance excellence. Dominick Carra, director of ARDEC quality engineering and system assurance, said, "When we began this endeavor with VSE seven years ago, we could not imagine that it would become the most successfully deployed Lean Six Sigma program in the Army. We have attained an astonishing $43.8 billion in cost savings, through a combination of cost avoidance and validated value engineering proposals."

LSS provides a disciplined structured approach to improving the effectiveness and efficiency of all business processes.

"Six Sigma zeros in on product optimization and service delivery," said Dr. Norm Frigon, VSE Assistant Vice President and Director of MSD. "It provides the methodology and tools for achieving the required robustness and success of the processes. Lean came a few years later out of the desire to reduce expenses, primarily by identifying wasted resources without compromising the quality."

VSE's LSS training and implementation support employs a comprehensive set of tools, including quality function deployment, failure modes and effects analysis, benchmarking, design of experiments, simulation, statistical optimization, and mistake proofing. In addition, the MSD team has since developed Enterprise Excellence, a model utilizing a holistic approach for managing and improving operations of an organization. It focuses on the leadership, management, and technology of essential systems and processes.

"The path to improvement is accomplished through a unique approach, beginning with a thorough preliminary needs assessment," said Dr. Frigon. "To achieve a good balance between effectiveness and efficiency, we deploy all strategies to make the cultural and organizational changes essential for the success of the enterprise. The MSD team also offers nose-to-tail operation services to actually identify problems and then incorporate solutions," said Frigon, a former Marine. "This is usually the case when a solution needs to be done quickly, to avoid a catastrophic event such as having a primary contract cancelled."

Dr. Frigon has co-authored five books: *Achieving the Competitive Edge: The Practical Guide to World Class Competition* (an international best seller translated in Spanish, Portuguese, and Chinese); *Fulfilling Customers' Needs: A Practical Guide to Capacity Management*; *The Leader: Developing the Skills & Personal Qualities You Need to Lead Effectively*; and *From Concept to Customer: The Practical Guide to Integrated Product and Process Development, and Business Process Reengineering* (authored with Jack Revelle); and *Practical Guide to Experimental Design* (authored with David Matthews).

R2/SeaPort-e/FIRST


CORROSION
SERVICE
TEAM
ARMY

Army's Field and Installation Readiness Support Team (FIRST)

In 2007, VSE was selected as a prime contractor for the Army's Field and Installation Readiness Support Team (FIRST) contract.

According to Vice President and Engineering and Logistics Division Manager Donnelle Moten, "The FIRST contract provides select Department of Defense customers with the unique capability to develop and administer multiple-award task orders using a streamlined acquisition approach."

This approach strategically considers the most effective method of satisfying reoccurring logistical support requirements. It acquires logistic support services at a reasonable price and aids in conforming to performance-based directives. By expeditiously satisfying requirements, it enhances customer satisfaction.

This is a one-stop acquisition contract vehicle for field and installation-level logistics, which includes all core field and installation-level functions.

VSE FIRST Project Director is Clair Anderson, (404) 763-4503, cvanderson@vsecorp.com.

U.S. Army Communications and Electronics Command (CECOM) Rapid Response (R2) Program

The VSE Corporation is a prime contractor for the U.S. Army Communications and Electronics Command (CECOM) Rapid Response (R2) Program, executing $2.9 billion in potential contract support.

This contract provides the federal sector a flexible, rapid response acquisition vehicle that can support virtually any technical or non-technical government requirement. The R2 Statement of Work (SOW) allows the greatest flexibility in responding to federal contracting needs, from state-of-the-art research and development to integrated logistics services.

According to the latest figures, CECOM has authorized more than 1,239 task orders with a ceiling exceeding $11.98 billion. VSE contribution is more than $1 billion.

Charley Borns, R2 project director for VSE Corporation, said, "Our mission is to provide federal program managers, in coordination with the CECOM R2 Program Office, an ability to get a task order in place as quickly as possible. The goal is 19 business days."

The R2 contract allows for issuance of multi-year task orders that have a base period of either 36 months or 12 months. VSE has several corrosion control tasks, supporting TACOM and the Marines, that are structured in this fashion. This facet again provides the needed flexibility to support combat units on demand.

VSE CECOM R2 Project Director is Charley Borns, (732) 389-3324, cjborns@vsecorp.com.

SeaPort Enhanced (SeaPort-e)

VSE is a contractor for the SeaPort Enhanced (SeaPort-e) contract vehicles which utilize electronic procurement of engineering, financial, and program management support services. Using SeaPort-e, the Navy Virtual SYSCOM (VS) Commanders (NAVAIR, NAVSEA, NAVSUP, and SPAWAR) has adopted an integrated approach to contracting for support services.

The SeaPort-e portal provides a standardized means of issuing competitive solicitations among a large and diverse community of approved contractors, as well as a platform for awarding and managing performance-based task orders. This unified approach allows SeaPort-e service procurement teams to leverage their best work products, practices, and approaches across the Navy's critical service business sector.

VSE SeaPort-e Project Director is Scott Barbour, (757) 523-7218, csbarbour@vsecorp.com.

Energetics Incorporated



Jim Reed, President

In 1979, four young professionals combined their consulting practices to form a new company, located in Columbia, MD. They managed to get their first contract from Pacific Northwest National Laboratory to prepare environmental impact summaries of R&D projects designed to improve energy efficiency in production technologies.

That company was Energetics Incorporated.

Energetics grew steadily through the years and now has additional offices in Washington, DC, and Morgantown, WV. In 1995, the owners of Energetics joined the VSE team in the hopes of broadening their client base.

Jim Reed, President and CEO, was one of the original founding members. "One of the reasons we wanted to team with VSE is to diversify our services. About 90 percent of Energetics' work, up to that point, was primarily serving our core clients in the Department of Energy," Reed said. "We have succeeded in diversifying our business base beyond those clients while continuing to provide them with increasingly sophisticated services over the years. As needs have changed, programs have matured, and markets have become more competitive.

"We now offer professional services to government and commercial clients in several key and emerging markets, such as: strategic planning; technology assessments; environmental regulatory compliance, clean energy supply, energy infrastructure, and end-use efficiency; infrastructure protection and security; and global health.

The largest of Energetics' five divisions is its Technology Strategies Division. Senior Vice President and 29-year Energetics staff member Jack Eisenhauer said, "We develop collaborative strategies for addressing complex national and global issues such as climate change. We operate at the interface between technology and policy needs. The key here is to bring different parties together to try and solve these problems in innovative ways. Within our division we also conduct partnership development, technology roadmapping, performance measurement and analysis, and technical and business consulting.



"Initially Energetics was mainly an engineering services company doing work almost exclusively for the Department of Energy's energy-efficiency programs. Following Don Ervine's guidance, we have diversified our markets and client base to provide a more comprehensive and diverse portfolio of services. We now serve clients at the Department of Homeland Security, many national laboratories, and a variety of DOE programs, as well as private companies, industry associations, and state agencies. Our consulting services and products are far more sophisticated and we are sought out nationally and globally. Our recent expansion into global health and cyber security is starting to bear fruit."

"The multi-disciplinary staff of scientists, engineers, economists, and public policy professionals in the Energy Systems Division provides support for federal- and private-sector clients..."

For example, the group provides a variety of services for the PATH Malaria Vaccine Initiative, which receives funding from The Gates Foundation.



Brian Marchionini, who assists Vice President Rich Scheer in managing the Energy Systems Division, said, "The multi-disciplinary staff of scientists, engineers, economists, and public policy professionals in the Energy Systems Division provides support for federal- and private-sector clients, primarily in the areas of electricity policy, technologies and markets, wind power, and climate change programs."

The group has helped to produce a number of high quality products including multi-year program plans, annual operating plans, websites, fact sheets, and brochures.

"Another area we specialize in is coordinating conferences and workshops for topics such as electricity policy, plug-in hybrid electric vehicles, and cutting-edge energy technologies, "Marchionini added. "This involves constructing an effective agenda, gathering the appropriate group of experts, as well as facilitating the event. We then capture the information and solicit feedback before finalizing the event by putting together and distributing the proceedings document."

An example of a recent assignment is the group's work on Maryland's Energy Summit last month in Annapolis. The summit is the launching point for a new.energy strategy to be presented to the General Assembly in November. Rich Scheer assisted the Maryland Energy Administration in leading the discussions and facilitating the dialogue at the summit, and was credited by Governor Martin O'Malley.

In the Management Services Division, Vice President Marty Martinez and his staff support peer and project reviews, perform technical reviews, and develop annual reports and other documents for the Department of Energy's Office of Nuclear Energy. "We maintain various management databases, provide meeting support, and provide unique program support activities such as developing strategic plans and roadmaps for the various program offices," said Martinez.

"We also are working on independent, external project baseline development and validation reviews in support of the U.S. Army Corps of Engineers and the DOE Office of Engineering and Construction Management," he said. "Some of the sites we are currently working with include: Richland, WA; Aiken, GA; Oak Ridge, TN; and West Valley, NY—as well as the Gaseous Diffusion Plants in Portsmouth, OH, and Paducah, KY."

A major service offered by Energetics' Science and Technology Division, headed by Vice President Nancy Margolis, is the development of strategic industry visions and technology roadmaps that guide decisions and investments for multiple partners. Technology assessments and program metric studies are additional areas in which the division excels. The division has expanded its consulting support practice to include many private-sector and international clients.



Vice President Jim Carey overseas the Planning and Analysis Division, which supports the Office of Infrastructure Protection and other programs within the Department of Homeland Security. The group recently was awarded a contract by DHS to perform planning tasks to help protect the nation's critical infrastructures and key resources in the event of a major disease pandemic.

Energetics has a company-wide strength that has grown over the years: an award-winning technical communications team, comprising talented specialists in communication planning, writing and editing, graphics, video production, and web development.

"We occupy a market niche significantly up the value chain than when we began," Reed said. "We provide quality work because we are blessed with highly trained, talented, ethical, experienced, and loyal employees. I am particularly happy that so many of our senior staff members have been with the firm for many years, which, combined with our steady growth record, demonstrates to our young staff members that Energetics offers them realistic opportunities for career development over the long haul."





Integrated Concepts and Research Corporation



Carl Williams, President and COO
Jim Lexo, CEO

Integrated Concepts and Research Corporation (ICRC), a subsidiary of VSE Corporation, is a diversified technical and management services company that primarily serves the government market. ICRC employs approximately 200 employees across four operating divisions. The company's divisions provide solutions and services in the areas of information technology, advanced vehicle technologies, aerospace engineering, and transportation infrastructure.

Advanced Vehicle Technologies Division

ICRC's Advanced Vehicle Technologies (AVT) division, based out of Sterling Heights, MI, specializes in the development and enhancement of vehicle technologies for government and commercial clients. The AVT division offers its customers a unique combination of program management and technical expertise that take complex projects from start to finish.

"ICRC carries a strong reputation for providing superior products and services in research and development," said Carl Williams, ICRC President and COO. "ICRC is well positioned to introduce established, proven products into government and commercial markets."

With a particular focus on unique technology solutions, ICRC's AVT division manages the development, qualification, marketing, and sale of a variety of specialty products that meet unique commercial and government needs. ICRC is currently working with the U.S. Army to develop an all-terrain, light, tactical vehicle for military use. The LASSO® (Land and Sea Special Operations) vehicle is a high-capacity, six-wheel–drive, all-terrain utility vehicle designed with special features, such as a large cargo area and a heavy load capacity.

"LASSO® is a unique vehicle which offers significant advantages over current commercial off-the-shelf recreational ATVs," said John Wasylyk, LASSO® program manager.

Additionally, ICRC's AVT division facilitates the development and evaluation of alternative fuels and energy solutions. The division builds partnerships to achieve ambitious technology objectives and to address national strategic energy needs. Specific projects include overseeing a Department of Energy effort to produce, test, and evaluate alternative clean-burning diesel fuels.



Aerospace Services Division

The ICRC Aerospace Services (AS) division, based out of Huntsville, AL, has a proven track record of delivering services and support to the aerospace industry. For government clients like NASA and the U.S. Air Force, this specialized group provides aerospace testing and analysis, and technical and operational support. ICRC, a pioneer in providing commercial testing services at NASA, continues to expand that service. ICRC also holds a separate contract under Jacobs Engineering to provide highly specialized engineering services to a variety of NASA programs.

ICRC has been successful in conducting materials and components testing for NASA projects including support of the international space station and space shuttle. ICRC offers commercial testing at the Marshall Space Flight Center's world-class facilities on a non-interference basis. ICRC provides test data management, fixture design, and manufacturing. Testing facility support includes maintenance, calibration, configuration control, modifications, and procurement services.

ICRC's space vehicle launch support includes end-to-end engineering and technical services that integrate activities needed for successful launch operations. The AS technical team ensures successful program execution in space systems development by providing program management services during the initial design effort and throughout all development phases.



Information Sciences Division

ICRC's Information Sciences (IS) Division provides end-to-end information technology solutions and services to a variety of government customers. ICRC has locations in Chantilly, VA; Vicksburg, MS; and Portland, OR. ICRC focuses on enterprise IT solutions and services, from sophisticated system design and engineering to help desk support. ICRC's primary IT customers include the U.S. Army Corps of Engineers and the Social Security Administration (SSA).

Since 2003, ICRC has provided global IT support for the Corps of Engineers Enterprise Infrastructure Services (CEEIS). ICRC has assembled, installed, configured, and provided help desk support for standardized Corps Network and Security Stack (CNSS) systems at more than 70 Corps locations. Through this project, ICRC received a 98 percent approval rating on surveys completed by the Corps site personnel following the installations.



For the past five years, ICRC's Assistive Technology Support Office (ATSO) has provided assistive technologies support and services to SSA employees with disabilities under a contract with the SSA's Office of Telecommunications and Systems Operations (OTSO). ICRC provides SSA's disabled employees with specialized training and help desk user support for job-related assistive technologies, enabling the employees optimal productivity and job satisfaction. In addition to user support and training, ICRC's expertise in the area of assistive technologies includes requirements and needs analysis; product evaluation; deployment planning and implementation; product configuration and integration; and program management.

The U.S. Department of Transportation (DOT) Maritime Administration (MARAD) has contracted with ISS to provide program management for the $400 million Port of Anchorage Intermodal Expansion Project (PIEP).

Infrastructure Support Services Division



The ICRC Infrastructure Support Services (ISS) Division, based out of Anchorage, AK, provides program management and technical expertise for large infrastructure development projects. The division's focus is on the development and expansion of major systems and facilities, including transportations systems (ports, railroads, highways, and airports), energy systems (power plants, fuel plants, hydroelectric systems, and alternative fuels) and wastewater systems.

The U.S. Department of Transportation (DOT) Maritime Administration (MARAD) has contracted with ISS to provide program management for the Port of Anchorage Intermodal Expansion Project (PIEP). PIEP activities include the development of an additional 135 acres of land for industrial commercial use and support of rapid military deployment from Alaska's bases. The Port of Anchorage is a vital and integral part of Alaskan life, serving 80 percent of the commercial goods for 90 percent of the state's population.

ICRC has been involved in the project from its inception by supporting the Port's efforts in permitting, design, and construction of a large, intermodal facility. The project also requires demolition of an existing wharf and extensive seismic studies. The project will deepen the harbor and install larger and longer cranes to accommodate fast, efficient, and safe movement of goods from ship to shore in a growing market without disruption of commercial service. ICRC is fully responsible for permitting, design, construction activities, tenant coordination, and project controls.



VSE Corporation helps organizations succeed by offering experienced people, efficient systems, and cutting-edge technology. By pleasing our customers and helping them succeed, we capture new work, increase our technical competence, afford more employment opportunities, and build great industry partnerships—all of which increase our shareholder value.



Our reputation for success and our quality management system result from the value we place on self-governance, openness, honesty, and integrity in everything we do. The foundation of our success is based on state-of-the-art IT communications, teamwork, motivation, and leadership. VSE has an enduring commitment to help our customers, employees, and teaming partners succeed with cost-effective, modern, high-quality solutions and process improvement.

VSE was established in 1959 with a mission to provide engineering and technical support services to reduce the cost and improve the reliability of U.S. Department of Defense (DoD) systems and equipment. Today, VSE is a broadly diversified company focused on creating, sustaining, and improving the systems, equipment, and processes of government. Our expanded mission now includes providing innovative services and technologies to help our customers succeed in the engineering, energy, environment, information technology, infrastructure, property management, and defense services markets.

NASDAQ: VSEC **ISO 9001:2000**

Celebrating 49 years of Excellence

VSE CORPORATION



Board of Directors/Corporate Officers

Board of Directors

Donald M. Ervine
Chairman of the Board,
President and CEO/COO
VSE Corporation

Ralph E. Eberhart
General, USAF (Ret.)
President, Armed Forces Benefit Association

Clifford M. Kendall
Private Investor and Chairman of the Board of Regents of the University System of Maryland

Calvin S. Koonce, Ph.D.
Chairman, Koonce Securities, Inc.
Securities Broker/Dealer

James F. Lafond, CPA
Retired Executive; formerly
Washington Area Managing Partner,
PricewaterhouseCoopers LLP

David M. Osnos, Esq.
Of Counsel, Arent Fox LLP

Jimmy D. Ross
General, USA (Ret.)
Senior Logistics Consultant,
Cypress International, Inc.

Bonnie K. Wachtel
Vice President and General Counsel,
Wachtel & Co., Inc.

VSE and Subsidiary Officers

Chairman, President and CEO/COO
Donald M. Ervine

Chief Financial Officer
Thomas R. Loftus

Group Presidents

Thomas G. Dacus,
Federal Group

James M. Knowlton,
International Group

James E. Reed,
Energy and Environment Group

Carl E. Williams,
Infrastructure and Technology Group

Executive Vice Presidents

Michael E. Hamerly

James W. Lexo, CEO ICRC

Craig S. Weber, Secretary

Senior Vice Presidents

Jack Eisenhauer, Energetics

Jayne M. Tuohig

Vice Presidents

Jerry M. Alvey, Comptroller

Stephen W. Austin

Jim Carey, Energetics

David W. Chivers

Peter J. Desrosiers

James S. Fallon

Harold J. Flammang, Jr.

Richard J. Hannah, Treasurer

H. Eugene Hosier

Louis G. Lawrence

Joe Latorre, ICRC

Nancy Margolis, Energetics

Marty Martinez, Energetics

Donnelle L. Moten

Kevin R. Mulrenin, ICRC

Michael J. Rayder

Rich Scheer, Energetics

Assistant Vice Presidents

Carl S. Barbour

Charley J. Borns

I. Monique Brooks

Terry D. Chandler

James M. Coritz

Eugene W. Desaulniers III

Roy L. Dooley

John K. Dunning

Normand L. Frigon

James H. Koontz

Elizabeth M. Price

Robert W. Rouzer

Edward C. Webster

Frank G. Wickersham, III

William C. Wright

Assistant Secretary

Donald E. Babcock

Facilities

VSE Corporation Headquarters

2550 Huntington Avenue
Alexandria, Virginia 22303
(703) 960-4600 or toll-free: (800) 455-4873

VSE Divisions and Subsidiaries

BAV Division

Headquarters
Alexandria, Virginia

Service Support:

Charleston, South Carolina
Alexandria, Egypt
Tokyo, Japan
Tuxpan, Veracruz, Mexico
Suao, Taiwan
Tsoying, Taiwan
Rome, Italy
Gölcük, Turkey
Ingleside, Texas

Communications and Engineering Division

Headquarters
Shrewsbury, New Jersey

Service Support:

Baltimore, Maryland
Fort Monroe, Virginia

Energetics Incorporated

Headquarters
7164 Gateway Drive, Suite 100
Columbia, Maryland 21046
(410) 290-0370

Service Support:

Morgantown, West Virginia
Washington, D.C.

Engineering and Logistics Division

Headquarters
Alexandria, Virginia

Service Support:

Barstow, California
Dublin, California
Fort Hunter Liggett, California
Fresno, California
Los Alamitos, California
Sacramento, California
San Jose, California
College Park, Georgia
Long Beach, Mississippi
Weldon Springs, Missouri
San Antonio, Texas
Ashland, Virginia
Ladysmith, Virginia

Fleet Maintenance Division

Headquarters
Alexandria, Virginia

Air Force Logistics Division (Hampton, Virginia)
Government Services Division (Alexandria, Virginia)
Naval Air Division (Lexington Park, Maryland)
Ships and Engineering Logistics Division (Chesapeake, Virginia)

Service Support:

Riverside, California
San Diego, California
Jacksonville, Florida
Miami, Florida
Andersen Air Force Base, Guam
Hickam Air Force Base, Honolulu, Hawaii
Atsugi, Japan
Osan Air Base, Republic of Korea
Indian Head, Maryland
Bridgeport, New Jersey
South Brunswick, New Jersey
Sparta, New Jersey
Beaufort, South Carolina
Langley Air Force Base, Virginia

Integrated Concepts and Research Corporation

Headquarters
1033 North Fairfax Street, Suite 400
Alexandria, Virginia 22314
(703) 519-9910

Service Support:

Huntsville, Alabama
Anchorage, Alaska
Sterling Heights, Michigan
Portland, Oregon
Chantilly, Virginia

Systems Engineering Division

Headquarters
Alexandria, Virginia

Service Support:

Warner Robins, Georgia
Marine Corps Base Hawaii, Kaneohe Bay, Hawaii
Schofield Barracks, Honolulu, Hawaii
Kadena AFB/Torri Station, Okinawa, Japan
Fort Polk, Louisiana
Sterling Heights, Michigan
Fort Bragg, North Carolina
Camp Carroll, South Korea
Fort Hood, Texas
Ladysmith, Virginia
Iraq
Afghanistan
Kuwait

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007 Commission File Number: 0-3676

VSE CORPORATION
Exact Name of Registrant as Specified in its Charter)

DELAWARE	54-0649263
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2550 Huntington Avenue Alexandria, Virginia	22303-1499	www.vsecorp.com
(Address of Principal Executive Offices)	(Zip Code)	(Webpage)

Registrant's Telephone Number, Including Area Code: (703) 960-4600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, par value $.05 per share	The NASDAQ Stock Market LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [x]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [x] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [x]

The aggregate market value of outstanding voting stock held by nonaffiliates of the Registrant as of June 30, 2007, was approximately $119.1 million based on the last reported sales price of the Registrant's common stock on the Nasdaq National Market as of that date.

Number of shares of Common Stock outstanding as of March 7, 2008: 5,057,012.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Stockholders expected to be held on May 6, 2008, are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

Forward Looking Statements

This filing contains statements which, to the extent they are not recitations of historical fact, constitute "forward looking statements" under federal securities laws. All such statements are intended to be subject to the safe harbor protection provided by applicable securities laws. For discussions identifying some important factors that could cause actual VSE Corporation ("VSE" or the "Company" or the "Registrant") results to differ materially from those anticipated in the forward looking statements contained in this filing, see VSE's "Narrative Description of Business" (Items 1, 1A, 2 and 3), and "Management's Discussion and Analysis." Readers are cautioned not to place undue reliance on these forward looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by the Company subsequent to this Annual Report on Form 10-K and any Current Reports on Form 8-K filed by the Company.

Part I

ITEM 1. Business

(a) General Background

VSE was incorporated in Delaware in 1959. VSE serves as a centralized management and consolidating entity for the business operations conducted by the Company's divisions and wholly owned subsidiaries. Unincorporated divisions include BAV Division ("BAV"), Communications and Engineering Division ("CED"), Coast Guard Division ("VCG"), Engineering and Logistics Division ("ELD") beginning in 2006, Field Support Services Division ("FSS") beginning in 2007, Fleet Maintenance Division ("FMD"), Management Sciences Division ("MSD"), and Systems Engineering Division ("SED"). Wholly owned subsidiaries include Energetics Incorporated ("Energetics") and Integrated Concepts and Resources Corporation ("ICRC"), which was purchased in June 2007. The term "VSE" or "Company" means VSE and its subsidiaries and divisions unless the context indicates operations of the parent company only.

The Company's business operations consist primarily of diversified engineering, logistics, management, and technical services performed on a contract basis. Substantially all of the Company's contracts are with agencies of the United States Government (the "government") and other government prime contractors. The Company's customers also include non-government organizations and commercial entities.

VSE seeks to provide its customers with competitive, cost-effective solutions to specific problems. These problems generally require a detailed technical knowledge of materials, processes, functional characteristics, information systems, technology and products, and an in-depth understanding of the basic requirements for effective systems and equipment.

(b) Financial Information

Financial information for the three years ended December 31, 2007, appears in the "Consolidated Statements of Income" contained in this Form 10-K.

VSE operations are conducted within four reporting segments, the Federal Group, the International Group, the Energy and Environmental Group and the Infrastructure and Information Technology Group. The Federal Group, consisting of CED, ELD, FSS, MSD, and SED, generated approximately 55% of VSE's revenues in 2007. The International Group, consisting of BAV, FMD, and VCG, generated approximately 35% of VSE's revenues in 2007. The Energy and Environmental Group, consisting of Energetics, generated approximately 2% of VSE's revenues in 2007. The Infrastructure and Information Technology Group, consisting of ICRC, was formed in June 2007 upon the purchase of ICRC by VSE and generated approximately 8% of VSE's revenues in 2007. Additional financial information for VSE's reportable segments appears in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

(c) Description of Business

Services and Products

VSE engineering, logistics, management, and technical services include a broad array of capabilities and resources that support military and other government systems, equipment, and processes. VSE services are focused on creating, sustaining, and improving the systems, equipment, and processes of government through core competencies in legacy systems sustainment, obsolescence management, prototyping, reverse engineering, technology insertion, supply chain management, foreign military sales, management consulting, and process improvement.

Typical projects include sustaining engineering support for military vehicles and combat trailers; military equipment refurbishment and modification; military vehicle ballistic protection systems; ship maintenance, repair, overhaul planning and follow-on technical support; logistics management support; machinery condition analysis; specification preparation for ship alterations and repairs; ship force crew training; life cycle support for ships; ship communication systems; energy conservation and advanced technology demonstration projects; technical data package preparation; multimedia, computer LAN, and telecommunications systems; cross-platform technical data; product data; technical manual development and support; smart vehicle development; and large-scale port engineering development and security.

Contracts

Depending on solicitation requirements and other factors, VSE offers its professional and technical services and products through various competitive contract arrangements and business units which are responsive to customer requirements and which may also provide an opportunity for diversification. Such arrangements may include prime contracts, subcontracts, cooperative arrangements, joint ventures, dedicated ventures, GSA schedules, dedicated cost centers (divisions) and subsidiaries. Some of the contracts permit the contracting agency to issue delivery orders or task orders in an expeditious manner to satisfy relatively short-term requirements for engineering and technical services.

Substantially all of the Company's revenues are derived from contract services performed for the government. The U.S. Navy and U.S. Army are VSE's largest customers. Other significant customers include the Department of Treasury, the Department of Transportation, the Army Reserve, and the Department of Energy. The Company's customers also include various other government agencies, non-government organizations, and commercial entities.

VSE Revenues by Customer
(Dollars in Thousands)

Customer	2007 Revenues	%	2006 Revenues	%	2005 Revenues	%
U.S. Army/Army Reserve .	$344,296	52.7	$174,473	48.0	$ 56,019	20.0
U.S. Navy	189,534	29.0	164,788	45.3	196,363	70.1
U.S. Air Force	4,627	0.7	4,579	1.3	5,431	1.9
Subtotal for Department of Defense	538,457	82.4	343,840	94.6	257,813	92.0
U.S. Treasury	55,020	8.4	2,392	0.7	1,121	0.4
Department of Transportation	30,977	4.7	0	0.0	0	0.0
Department of Energy . .	10,537	1.6	9,420	2.6	9,734	3.5
All other government . .	12,481	2.0	5,683	1.5	9,682	3.5
Commercial and other . .	5,692	0.9	2,399	0.6	1,789	0.6
Total	$653,164	100.0	$363,734	100.0	$280,139	100.0

The government's procurement practices in recent years have tended toward the bundling of various work efforts under large comprehensive management contracts ("omnibus"). As a result, the growth opportunities available to the Company have occurred in large, unpredictable increments. The Company has pursued these larger efforts by assembling teams of subcontractors to offer the range of technical competencies required by these omnibus contracts. Typically the use of subcontractors and large material purchases on government contracts does not allow for profit margins that are as high as on work performed by Company personnel. Accordingly, the use of such teaming arrangements may lower the Company's overall profit margins in some years. Although the government's practice of using omnibus contracts is expected to continue, the Company has opportunities to compete for smaller contracts requiring specific areas of expertise. VSE is positioned to pursue these opportunities while continuing to use subcontractor teams to compete for the omnibus contracts.

As a result of the bundling trend described above, the Company has some divisions for which revenues are derived predominantly from one major contract effort. Substantially all of BAV's work is performed on a program for the U.S. Navy that accounted for approximately 17%, 29%, and 43% of consolidated revenues in 2007, 2006, and 2005, respectively. This program has been performed under two contracts. The original ten-year contract was awarded in 1995 with a total contract ceiling of over $1 billion and was extended to continue work on a major delivery order effort through most of 2006. A follow-on five-year contract with a total ceiling of approximately $544 million was awarded in 2005.

The Company's contracts with the government are typically cost plus fee, time and materials, or fixed-price contracts. Revenues result from work performed on these contracts by the Company's employees and from pass-through of costs for material and work performed by subcontractors. Revenues on cost-type contracts are recorded as contract allowable costs are incurred and fees are earned.

The BAV Division contracts have terms that specify award fee payments that are determined by performance and level of contract activity. Award fees under the BAV contracts are made three times during the year, and a contract modification authorizing the award fee payment is issued subsequent to the period in which the work is performed. The Company does not recognize award fee income until the fees are fixed or determinable, generally upon contract notification confirming the award fee. Due to such timing, and to fluctuations in the level of revenues, profits as a percentage of revenues on this contract will fluctuate from period to period.

Revenues for time and materials contracts are recorded on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the cost of materials used in performance on the contract. Profits or losses on time and material contracts result from the difference between the cost of services performed and the contract defined billing rates for these services.

Revenue recognition methods on fixed-price contracts will vary depending on the nature of the work and the contract terms. On some fixed-price contracts revenues are recorded as costs are incurred, using the percentage-of-completion method of accounting. Revenues on fixed-price service contracts are recorded as work is performed. Revenues on fixed-price contracts that require delivery of specific items may be recorded based on a price per unit as units are delivered. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned.

Backlog

Funded backlog for government contracts represents a measure of the Company's potential future revenues and is defined as the total value of contracts that has been appropriated and funded by the procuring agencies, less the amount of revenues that have already been recognized on such contracts. VSE's funded backlog as of December 31, 2007, is approximately $408 million. Funded backlog as of December 31, 2006 and 2005 was approximately $299 million and $276 million, respectively. The increases in funded backlog during these years are due to increases in funding on the Company's existing programs and the funding received on new programs. Changes in funded backlog on contracts are sometimes unpredictable due to uncertainties associated with changing program requirements and the ultimate availability of funds.

In addition to the funded backlog levels, VSE has significant total contract ceiling amounts available for use by the Company on large multiple award, indefinite delivery, indefinite quantity contracts with the U.S. Army and U.S. Navy. While these contracts increase the opportunities available to VSE to pursue future work, the amount of future work is not determinable until delivery orders are placed on the contracts. Additionally, these delivery orders must be funded by the procuring agencies before the Company can perform work and begin earning revenues from them.

Marketing

VSE marketing activities are conducted by its professional staff of engineers, analysts, program managers, contract administrators and other personnel, with these activities centrally coordinated through the Company's Business Development staff. Information concerning new programs and requirements becomes available in the course of contract performance, through formal and informal briefings, from participation in professional organizations, and from literature published by the government, trade associations, professional organizations and commercial entities.

Personnel

VSE services are provided by a staff of professional and technical personnel having high levels of education, experience, training and skills. As of December 31, 2007, VSE had 1,223 employees. Principal categories of VSE technical personnel include (a) engineers and technicians in mechanical, electronic, chemical, industrial, energy and environmental services, (b) information technology professionals in computer systems, applications and products, configuration, change and data management disciplines, (c) technical editors and writers, (d) multimedia and computer design engineers, (e) graphic designers and technicians, (f) logisticians, and g) construction and environmental specialists. The expertise required by VSE customers also frequently includes knowledge of government administrative procedures. Many VSE employees have had experience as government employees or have served in the U.S. armed forces.

Competition

The professional and technical services industry in which VSE is engaged is very competitive. There are numerous other organizations, including large, diversified firms with greater financial resources and larger technical staffs, which are capable of providing essentially the same services as those offered by VSE. Such companies may be publicly owned or privately held or may be divisions of much larger organizations, including large manufacturing corporations.

Government agencies have emphasized awarding contracts of the types performed by VSE on a competitive basis as opposed to a sole source or other non-competitive basis. Most of the significant contracts currently performed by VSE were either initially awarded on a competitive basis or have been renewed at least once on a competitive basis. Government agencies also order work through contracts awarded by the General Services Administration ("GSA"). GSA provides a schedule of services at fixed prices which may be ordered outside of the solicitation process. The Company has five GSA schedule contracts for different classes of services, but there is no assurance regarding the level of work which may be obtained by VSE under these contract arrangements. Government budgets, and in particular the budgets of certain government agencies, can also affect competition in VSE's business. A reallocation of government spending priorities or a general decline in government budgets can result in lower levels of potential business for VSE and its competitors, thereby intensifying competition for the remaining business.

It is not possible to predict the extent and range of competition that VSE will encounter as a result of changing economic or competitive conditions, customer requirements, or technological developments. VSE believes the principal competitive factors for the professional and technical services business in which it is engaged are technical and financial qualifications, quality and innovation of services and products, past performance, and low price.

The government acquisition policies and procedures often emphasize factors that can present challenges to VSE's efforts to win new business, and may make it difficult for VSE to qualify as a potential bidder. For example, past performance may be used to exclude entrance into new government markets, and multiple-award schedules may result in unequal contract awards between successful contractors.

Available Information

Copies of VSE's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports are filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and are available free of charge through VSE's website www.vsecorp.com as soon as reasonably practicable after the reports are electronically filed with the Securities and Exchange Commission ("SEC").

ITEM 1A. Risk Factors

VSE's future results may differ materially from past results and from those projected in the forward-looking statements contained in this Form 10-K due to various uncertainties and risks, including but not limited to those set forth below, one-time events and other important factors disclosed previously and from time to time in other filings with the SEC.

VSE's work on large program efforts presents a risk to revenue and profit growth and sustainability.

A large portion of VSE's revenues and profits are concentrated in a small number of contracts, customers or major programs. The eventual expiration of such programs, or the loss of or disruption of revenues on a single contract, presents the potential for a sudden drop in revenues and profits. The loss of these revenues could further erode profits on remaining VSE programs that would have to absorb a larger portion of the fixed corporate costs previously allocated to the expiring programs or discontinued contract work.

Federal procurement directives could result in a loss of work on current programs to set-asides and omnibus contracts.

VSE's business with the government is subject to the risk that one or more of the Company's potential contracts or contract extensions may be awarded by the contracting agency to a small or disadvantaged or minority-owned business pursuant to set-aside programs administered by the Small Business Administration, or may be bundled into omnibus contracts for very large businesses. These risks can potentially have an adverse effect on VSE's revenue growth and profit margins.

Funding uncertainties for federal programs could adversely affect the Company's ability to continue work on its government contracts.

Government contract business is subject to funding delays, terminations, reductions, extensions, and moratoriums caused by political and administrative disagreements within the government. To date, the effect of such negotiations and disagreements on the Company has not been material, but no assurances can be given about such risks with respect to future years.

Global economic conditions and political factors could adversely affect revenues on current programs.

VSE's business is subject to the risks arising from global economic conditions and political factors associated with current and potential customers served through VSE's contracts with the U.S. Government. An economic slowdown in countries served under the BAV Ship Transfer Program could potentially affect sales. Failure by the government of a potential foreign customer to approve and fund acquisition of U.S. Navy ships serviced under this program could affect sales. In any one year, a significant amount of the Company's revenues may result from sales on the BAV Ship Transfer Program to a single foreign government. BAV sales to Egypt have historically comprised a large percentage of the Company's total sales in any one year. Work associated with the transfer of four ships to Taiwan under the BAV Ship Transfer Program during 2004, 2005 and 2006 also comprised a large percentage of total sales.

Revenues from the CED Army Equipment Support, BAV Ship Transfer, Tanker Ballistic Protection System ("TBPS") and other programs for which work is performed in foreign countries are subject to political risks posed by the ongoing conflicts in the Middle East and potential terrorist activity. A significant amount of VSE revenues in recent years has resulted from the U.S. military involvement in Iraq and Afghanistan, and an end to such U.S. military involvement in the future could potentially cause a decrease in VSE revenues. Similarly, a change in the political landscape in Egypt or other client countries served by BAV could potentially cause a decrease in VSE revenues. International tensions can also affect work by FMD on U.S. Navy ships when they are deployed outside of U.S. Navy facilities and are unavailable for maintenance work during this time period. Adverse results arising from these global economic and political risks could potentially have a material adverse impact on the Company's results of operations.

VSE is exposed to contractual and financial liabilities if its subcontractors do not perform satisfactorily.

A large percentage of VSE's contract work is performed by subcontractors, which raises certain government compliance, performance and financial risks to VSE. While subcontractor terms generally specify the terms and performance for which the subcontractor is liable to VSE, if any unsatisfactory performance or compliance failure occurs on the part of subcontractors, the Company still must bear the cost to ensure satisfactory performance or compliance remedy on its prime contracts.

Investments in facilities could cause losses to VSE if certain work efforts are disrupted or discontinued.

VSE has made investments in facilities and lease commitments to support specific business programs, work requirements, or service offerings. A slowing or disruption of these business programs, work requirements, or service offerings that results in operating them at less than intended levels could cause the company to suffer financial losses.

Environmental and pollution risks could potentially impact VSE financial results.

VSE is exposed to certain environmental and pollution risks due to the nature of some of the contract work the company performs. Costs associated with pollution clean up efforts could potentially have an adverse impact on financial results.

As a U.S. Government contractor, VSE is subject to a number of procurement rules and regulations that could expose the Company to potential liabilities or loss of work.

VSE must comply with and is affected by laws and regulations relating to the award, administration and performance of U.S. Government contracts. Additionally, VSE is responsible for subcontractor compliance with these laws and regulations. Government contract laws and regulations affect how the Company does business with its customers and, in some instances, impose added costs on the business. A violation of specific laws and regulations could result in the imposition of fines and penalties or the termination of contracts or debarment from bidding on contracts.

In some instances, these laws and regulations impose terms or rights that are more favorable to the government than those typically available to commercial parties in negotiated transactions. For example, the U.S. Government may terminate any government contract or subcontract at their convenience, as well as for default based on performance. Upon termination for convenience of a fixed-price type contract, the Company would normally be entitled to receive the purchase price for delivered items, reimbursement for allowable costs for work-in-process and an allowance for profit on the contract or adjustment for loss if completion of performance would have resulted in a loss. Upon termination for convenience of a cost-type contract, the Company would normally be entitled to reimbursement of allowable costs plus a portion of the fee. Such allowable costs would include the cost to terminate agreements with suppliers and subcontractors. The amount of the fee recovered, if any, is related to the portion of the work accomplished prior to termination and is determined by negotiation.

A termination for default could expose the Company to liability and have a material adverse effect on its ability to compete for future contracts and orders. In addition, the U.S. Government could terminate a prime contract under which the Company is a subcontractor, irrespective of the quality of services provided by VSE as a subcontractor.

VSE's business could be adversely affected by a negative audit by the U.S. Government.

U.S. Government agencies, including the Defense Contract Audit Agency and the Department of Labor, routinely audit and investigate government contractors. These agencies review a contractor's performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The U.S. Government also may review the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. If an audit uncovers improper or illegal activities, the Company may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. Government. In addition, the Company could suffer serious harm to its reputation if allegations of impropriety were made.

VSE's earnings and margins may vary based on the mix of contracts and programs.

The Company's business includes both cost-type and fixed-price contracts. Cost-type contracts generally have lower profit margins than fixed-price contracts. Typically the use of subcontractors and large material purchases on government contracts does not allow for profit margins that are as high as on work performed by Company personnel. Accordingly, the use of such teaming arrangements may lower the Company's overall profit margins in some years.

VSE uses estimates in accounting for its programs. Changes in estimates could affect future financial results.

The Company uses estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates affecting the financial statements include the allowance for doubtful accounts and accruals for loss contracts, contract disallowance and self insured health claims, and estimated cost to complete on certain fixed-price contracts.

New accounting standards could result in changes to VSE's methods of quantifying and recording accounting transactions, and could affect financial results and financial position.

Changes to Generally Accepted Accounting Principles in the United States ("GAAP") arise from new and revised standards, interpretations and other guidance issued by the Financial Accounting Standards Board, the SEC, and others. The effects of such changes may include prescribing an accounting method where none had been previously specified, prescribing a single acceptable method of accounting from among several acceptable methods that currently exist, or revoking the acceptability of a current method and replacing it with an entirely different method, among others. Such changes could result in unanticipated effects on results of operations, financial position and other financial measures.

The nature of VSE's operations and significant increases in revenues in recent years present certain challenges related to work force management.

The Company's financial performance is heavily dependent on the abilities of its administrative and operating staffs with respect to technical skills, operating performance, pricing, cost management, and administrative and compliance efforts. A wider diversity of contract types, nature of work, work locations, and increased legal and regulatory complexities means that the staff and skill sets are spread much thinner than in years prior to the rapid growth. Failure to attract or retain an adequately skilled workforce, lack of knowledge or training in critical functions, or inadequate staffing levels can lead to lost work, reduced profit margins, and losses from cost overruns or performance deficiencies.

ITEM 1B. Unresolved Staff Comments

None

ITEM 2. Properties

VSE's principal executive and administrative offices are located in a five-story building in Alexandria, Virginia, leased by VSE through April 30, 2013. This building contains approximately 127,000 square feet of engineering, shop, and administrative space. VSE also provides services and products from approximately 30 other leased facilities located near customer sites to facilitate communications and enhance project performance. These facilities are generally occupied under short-term leases and currently include an aggregate of approximately 900,000 square feet of office and warehouse space. VSE employees often provide services at customer facilities, limiting VSE's requirement for additional space. BAV, CED, and SED provide services from several locations outside of the United States, generally at foreign shipyards or U.S. military installations.

VSE owns and operates two facilities in Ladysmith, Virginia. One of these properties consists of approximately 45 acres of land and multiple storage and vehicle maintenance buildings totaling approximately 17,000 square feet of space and additional space of approximately 40,000 currently under construction. The other property, purchased in October 2006 for approximately $1.5 million, consists of 30 acres of land and buildings totaling approximately 13,500 square feet of space. These properties are used by VSE to test military equipment for which VSE provides system technical support or other engineering services; to provide storage, maintenance and refurbishment services for military equipment; and to supplement Alexandria, Virginia, office and shop facilities.

ITEM 3. Legal Proceedings

VSE and its subsidiaries have, in the normal course of business, certain claims against them and against other parties. In the opinion of management, the resolution of these claims will not have a material adverse effect on the Company's results of operations or financial position. However, the results of any legal proceedings cannot be predicted with certainty.

ITEM 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of stockholders, through the solicitation of proxies or otherwise, during the three-month period ended December 31, 2007.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth information concerning the executive officers of the Registrant as of March 7, 2008. Each person named has served as an executive officer of VSE, or has served in a similar executive capacity in VSE, for more than the past five years, except for Messrs. Lexo, Reed and Williams.

Mr. Lexo joined VSE in 2007 as Executive Vice President of Strategic Initiatives and Business Development, as well as Chief Executive Officer and Vice Chairman of the Board of Directors of VSE's wholly owned subsidiary ICRC. Mr. Lexo has served as Chief Executive Officer of ICRC since 1996.

Mr. Reed joined VSE in 2005 as Chief Operating Officer of VSE's wholly owned subsidiary Energetics, and effective April 1, 2005, he was appointed Energetics' President. Mr. Reed was a founder of Energetics in 1979 and served as an officer of Energetics from 1979 to 2001. He provided senior-level consulting services to government and private clients as a sole proprietor during the period 2001 through 2004. He is a Registered Professional Engineer in Maryland.

Mr. Williams joined VSE in 2007 as President and Chief Operating Officer of ICRC. Mr. Williams completed 23 years of service in the U.S. Navy, retiring as Commander. He joined ICRC as its Executive Vice President of Operations in 2000 and has served as Chief Operating Officer of ICRC since 2003.

The executive officers are appointed annually to serve until the first meeting of VSE's Board of Directors (the "Board") following the next annual meeting of stockholders and until their successors are elected and have qualified, or until death, resignation or removal, whichever is sooner.

Name	Age	Position with Registrant
Thomas G. Dacus	62	Executive Vice President and President, Federal Group
Donald M. Ervine	71	Chairman and Chief Executive Officer, President and Chief Operating Officer
Michael E. Hamerly	62	Executive Vice President, International Group
James E. Reed	59	President, Energetics Incorporated and Energy and Environment Group
James M. Knowlton	65	Executive Vice President and President, International Group
James W. Lexo, Jr.	59	Executive Vice President, Strategic Initiatives and Business Development; Chief Executive Officer and Vice Chairman of the Board of Directors, ICRC
Thomas R. Loftus	52	Executive Vice President and Chief Financial Officer
Craig S. Weber	63	Executive Vice President, Chief Administrative Officer and Secretary
Carl E. Williams	55	President, ICRC and Infrastructure and Information Technology Group

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Market Information

The Company's common stock (par value $.05 per share) is traded on the Nasdaq Global Select Market, trading symbol, "VSEC," Newspaper listing, "VSE."

On May 1, 2007, VSE announced a two for one stock split in the form of a 100% stock dividend payable to stockholders of record as of June 11, 2007. The stock dividend was made on June 28, 2007. All share and per share amounts have been adjusted to give retroactive effect to the increased number of common shares outstanding due to the stock split.

The following table sets forth the range of high and low sales price (based on information reported by the Nasdaq Global Select Market) and cash dividend per share information for VSE common stock for each quarter and annually during the last two years. Sales prices and cash dividend per share information have been adjusted for the two for one stock split effective June 28, 2007.

Quarter Ended	High	Low	Dividends
2006:			
March 31	$25.98	$19.08	$.030
June 30	20.75	9.99	.035
September 30	17.00	14.77	.035
December 31	18.75	14.33	.035
For the Year	$25.98	$ 9.99	$.135
2007:			
March 31	$46.81	$33.31	$.035
June 30	68.00	33.67	.040
September 30	56.77	33.48	.040
December 31	63.00	45.54	.040
For the Year	$68.00	$33.31	$.155

(b) Holders

As of February 6, 2008, VSE's common stock, par value $.05 per share, was held by approximately 213 shareholders of record. The number of shareholders of record is not representative of the number of beneficial holders because many of the shares are held by depositories, brokers, or nominees.

(c) Dividends

In 2006 cash dividends were declared quarterly at the annual rate of $.12 per share through March 31, 2006, and at the annual rate of $.14 per share commencing June 6, 2006.

In 2007 cash dividends were declared quarterly at the annual rate of $.14 per share through March 31, 2007, and at the annual rate of $.16 per share commencing June 11, 2007.

Pursuant to VSE's bank loan agreement (see Note 7 of "Notes to Consolidated Financial Statements"), the payment of cash dividends by VSE is subject to annual rate restrictions. VSE has paid cash dividends each year since 1973.

(d) Equity Compensation Plan Information

Compensation Plans

The Company has four compensation plans approved by VSE's stockholders under which the Company's equity securities are authorized for issuance to employees and directors: The VSE Corporation 2004 Stock Option Plan, the predecessor 1998 Stock Option Plan, the VSE Corporation 2004 Non-employee Directors Stock Plan and the VSE Corporation 2006 Restricted Stock Plan.

On December 30, 2005, the Board of Directors directed VSE to discontinue, until and unless the Board determined otherwise, awarding options, both discretionary and nondiscretionary, to purchase VSE common stock, par value $.05 per share ("VSE Stock"), under VSE's 2004 Stock Option Plan (the "2004 Plan"). The options outstanding under the 2004 Plan and predecessor 1998 Stock Option Plan were not affected by this Board action.

The following table provides information about the Company's equity compensation plans as of December 31, 2007:

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Options (1) (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (excluding shares reflected in column (a))(2) (c)
Equity compensation plans approved by stockholders	73,500	$11.53	904,760
Equity compensation plan not approved by stockholders	-	-	-
Total	73,500	$11.53	904,760

(1) Excludes 446,978 shares of issued and outstanding VSE Stock held by the VSE Corporation Employee ESOP/401(k) Plan; these shares may be transferred to Plan participants on retirement, termination of VSE employment, or pursuant to ESOP diversification.

(2) At December 31, 2007, 575,000, 88,460, and 241,300 shares of VSE Stock were available under the 2004 Stock Option Plan and predecessor 1998 Stock Option Plan, the 2004 Non-employee Directors Stock Plan and the 2006 Restricted Stock Plan, respectively.

Performance Graph

Set forth below is a line graph comparing the cumulative total return of VSE Stock with (a) a performance index for the broad market (NASDAQ Global Select Market) in which VSE Stock is traded and (b) a published industry index. VSE Stock is traded on the NASDAQ Global Select Market, and VSE's industry group is engineering and technical services (formerly SIC Code 8711). Accordingly, the performance graph compares the cumulative total return for VSE Stock with (a) an index for the NASDAQ Global Select Market (U.S. companies) ("NASDAQ Index") and (b) a published industry index for SIC Code 8711 ("Industry Index").


Total Return to Stockholders*
1000
900
800
700
600
500
400
300
200
100
0
VSE Stock
Industry Index
Nasdaq Index
2002
2003
2004
2005
2006
2007

* Total return assumes reinvestment of dividends and assumes $100 invested on December 31, 2002, in VSE Stock, the NASDAQ Index, and the Industry Index.

Performance Graph Table

	2002	2003	2004	2005	2006	2007
VSE Stock	100	125	239	403	327	948
NASDAQ Index	100	150	165	169	188	205
Industry Index	100	151	171	252	313	646

ITEM 6. Selected Financial Data

(In thousands, except per share data)

	2007	2006	2005	2004	2003
Contract revenues	$653,164	$363,734	$280,139	$216,011	$133,059
Income from continuing operations	$ 14,102	$ 7,789	$ 6,169	$ 3,445	$ 2,090
Loss from discontinued operations	-	-	-	(1)	(79)
Net income	$ 14,102	$ 7,789	$ 6,169	$ 3,444	$ 2,011
Basic earnings per common share:					
Income from continuing operations	$ 2.85	$ 1.64	$ 1.33	$ .77	$ .48
Loss from discontinued operations	-	-	-	-	(.02)
Net income per common share	$ 2.85	$ 1.64	$ 1.33	$ .77	$ .46
Diluted earnings per common share:					
Income from continuing operations	$ 2.82	$ 1.61	$ 1.29	$ .75	$ .47
Loss from discontinued operations	-	-	-	-	(.02)
Net income per common share - diluted	$ 2.82	$ 1.61	$ 1.29	$ .75	$ .45
Working Capital	$ 24,756	$ 25,646	$ 22,028	$ 15,748	$ 13,394
Total assets	$171,771	$ 98,535	$ 73,866	$ 60,352	$ 30,776
Stockholders' equity	$ 56,376	$ 38,236	$ 30,151	$ 23,043	$ 19,058
Cash dividends per common share	$ .16	$ .14	$ .12	$ .10	$ .08

This consolidated summary of selected financial data should be read in conjunction with Management's Discussion and Analysis of the Financial Condition and Results of Operations included in Item 7 of this Form 10-K and with the Consolidated Financial Statements and related Notes included in Item 8 in this Form 10-K. The historical results set forth in this Item 6 are not necessarily indicative of the results of operations to be expected in the future.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

VSE Organization

VSE's business operations consist primarily of services performed by the Company's unincorporated divisions and wholly owned subsidiaries. The Company uses multiple operating entities to bid on and perform contract work. The use of an operating structure with multiple entities gives the Company certain competitive advantages and the flexibility to pursue a diverse business base. The term "VSE" or "Company" refers to VSE and its divisions and subsidiaries unless the context indicates operations of the parent company only.

Unincorporated divisions include BAV Division ("BAV"), Communications and Engineering Division ("CED"), Coast Guard Division ("VCG"), Engineering and Logistics Division ("ELD") beginning in 2006, Field Support Services Division ("FSS") beginning in June 2007, Fleet Maintenance Division ("FMD"), Management Sciences Division ("MSD"), and Systems Engineering Division ("SED"). Energetics Incorporated ("Energetics") and Integrated Concepts and Research Corporation ("ICRC"), acquired in June 2007, are VSE's currently active subsidiaries.

VSE Customers and Services

The Company is engaged principally in providing engineering, design, logistics, management and technical services to the U.S. Government (the "government"), other government prime contractors, and commercial entities. The largest customer for the Company's services is the U.S. Department of Defense ("DoD"), including agencies of the U.S. Navy, Army, and Air Force.

VSE Revenues by Customer
(dollars in thousands)

Source of Revenue	2007 Revenues	%	2006 Revenues	%	2005 Revenues	%
Army/Army Reserve	$344,296	52.7	$174,473	48.0	$ 56,019	20.0
Navy	189,534	29.0	164,788	45.3	196,363	70.1
Other	119,334	18.3	24,473	6.7	27,757	9.9
Total Revenues	$653,164	100.0	$363,734	100.0	$280,139	100.0

VSE Operating Segments

Management of VSE's business operations is conducted under four reportable operating segments: the Federal Group, the International Group, the Energy and Environmental Group, and the Infrastructure and Information Technology Group.

Federal Group - VSE's Federal Group provides engineering, technical, management, integrated logistics support, and information technology services to all U.S. military services and other government agencies. It consists of five divisions:

CED is dedicated to supporting the Army's Communications and Electronics Command ("CECOM") in the management and execution of the Rapid Response ("R2") Program, which supports clients across DoD and the Federal Government. CED manages execution of tasks involving research and development, technology insertion, systems integration and engineering, hardware/software fabrication and installation, testing and evaluation, studies and analysis, technical data management, logistics support, training, and acquisition support. A large portion of CED's current work on this program is related to the U.S. military involvement in Iraq and Afghanistan, including the Army Equipment Support Program and the Assured Mobility Systems Program.

CED Army Equipment Support Program - In December 2005, VSE's CED Division was awarded a task order on its Rapid Response support contract to provide maintenance and logistics services in support of U.S. Army equipment in Iraq and Afghanistan. Services provided under this program include deployed sustainment management, deployed logistics and repairs management, unique system training and curriculum support, resource management, and acquisition and administrative support. A large majority of the services on this program are provided by CED's subcontractor. Profit margins on subcontract work such as this are lower than on work performed by Company personnel. CED provides certain program management services and is accountable for contract performance and compliance as the prime contractor. Work on this program began in 2006. The original contract task order for this program, including modifications made subsequent to award, had a ceiling value of approximately $446 million. This task order expired in February 2008 and a follow on task order with a ceiling value of approximately $282 million was awarded to continue the program work for an additional twelve months. This program contributed significantly in 2007 and 2006 with revenues of approximately $219 million and $106 million, respectively.

CED Assured Mobility Systems Program - In December 2006, VSE's CED Division was awarded a task order on its Rapid Response support contract to provide technical support services including program management, integrated logistics, repairing, and sustaining route and area clearance countermine/counter Improvised Explosive Device ("IED") system in support of U.S. Army PM Assured Mobility Systems and TACOM. The original award was for a 16-month task order representing potential VSE revenues of about $164.8 million if all options are exercised. The task order was modified in 2007 to increase the ceiling value to approximately $271 million and extend the period of performance to August 2008.

ELD provides full lifecycle engineering, logistics, maintenance, and refurbishment services to extend and enhance the life of existing equipment. ELD principally supports the U.S. Army Reserve, U.S. Army, and Army National Guard with core competencies in combat and combat service support system conversions, technical research, sustainment and re-engineering, system integration, and configuration management.

FSS was formed in June 2007 to provide worldwide field maintenance and logistics support services for a wide variety of military vehicles and equipment, including performance of organizational, intermediate and specialized depot-level maintenance. FSS principally supports the U.S. Army and Marine Corps by providing specialized Field Service Representatives ("FSR") and Field Support Teams ("FST") in areas of combat operations and austere environments. In June 2007, FSS began providing some field service support on the CED Army Equipment Support program.

MSD provides nationally and internationally recognized experts in product and process improvement, supporting a variety of government and commercial clients. MSD provides training, consulting, and implementation support in the areas of: Enterprise Excellence, Lean Six Sigma, process and product optimization, project management, leadership quality engineering, Integrated Product and Process Development ("IPPD"), and reliability engineering. MSD's services range from individual improvement projects to global organizational change programs.

SED provides comprehensive systems and software engineering, logistics, and prototyping services to DoD. SED principally supports U.S. Army, Air Force, and Marine Corps combat and combat support systems. SED's core competencies include: systems technical support, configuration management, and lifecycle support for wheeled and tracked vehicles and ground support equipment; obsolescence management, service life extension, and technology insertion programs; and technical documentation and data packages. A large portion of SED's current work is related to the war effort in Iraq and

Afghanistan, including the TBPS Program and a task order to provide installation and follow-on support services to the U.S. Army for vehicular remote detection devices.

TBPS Program - VSE's SED Division performs work on a program providing a protection system, the Tanker Ballistic Protection System ("TBPS"), for vehicles deployed by the U.S. Army in Iraq. Under this program, SED applies a polyurethane based ballistic coating system and necessary Add-on Armor Panels for Army Fuel Transportation and Dispensing Tankers as protection from hostile fire. Delivery of completed vehicle protection systems began in January 2005.

SED has performed on the TBPS program under multiple firm fixed price per unit contracts. Subsequent to program implementation, VSE has received modifications to consolidate contracting activity into fewer contracts and to adjust the number of tankers based on Army tanker availability and needs, and the possibility remains that there may be future contract modifications as the Army's needs change. The total contract ceiling value on the TBPS Program contracts as of December 31, 2007 was approximately $93.6 million, and the remaining available contract ceiling as of December 31, 2007 was approximately $10.4 million. These contract ceiling amounts are fully funded. Contractual coverage on the program runs through July 2008.

The TBPS Program has contributed to increases in VSE financial results in 2005, 2006 and 2007. The work performed on this program increases the amount of fixed price contract work performed by the Company. In general, fixed price contract work carries a higher level of risk and has higher profit margins than work on other contract types. Accordingly, the TBPS program presents VSE's business with the potential for both increased profit margins and increased risks of incurring a loss.

International Group - VSE's International Group provides engineering, industrial, logistics, and foreign military sales services to the U.S. military and other government agencies. It consists of three divisions - BAV, FMD, and VCG.

BAV provides assistance to the U.S. Navy in executing its Foreign Military Sales ("FMS") Program for surface ships sold, leased or granted to foreign countries by providing program management, engineering, technical support, and logistics services for ship reactivations and transfers, as well as follow-on support. BAV's expertise includes: ship reactivation/transfer, overhaul and maintenance, follow-on technical support, FMS integrated logistics support, engineering and industrial services, training, and spare and repair parts support.

BAV Ship Transfer Program - BAV provides its ship transfer services to the Navy under large comprehensive ("omnibus") management contracts. During its life, this program has been a significant revenue producer for the Company. The level of revenues and associated profits resulting from fee income generated by this program varies depending on a number of factors, including the timing of ship transfers and associated support services ordered by foreign governments and economic conditions of potential customers worldwide. The Company has experienced significant quarterly and annual revenue fluctuations and anticipates that future quarterly and annual revenues will be subject to variation due to changes in the level of activity associated with the Navy's ship transfer program. The transfer of four U.S. Navy ships to Taiwan conducted under this program was a major contributor to the Company's revenues in 2005 and 2006, and the transfer of a ship to India was a major contributor in 2007.

The original contract associated with this program was a ten-year cost-plus award fee contract awarded in 1995 with a total ceiling value of more than $1 billion. BAV was awarded a second contract in April 2005 to continue work on this program. The new contract is a five-year cost-plus award fee contract with a total ceiling value of approximately $544 million. The Navy began issuing orders on the new contract in the second quarter of 2005 and ceased issuing orders for new work on the original contract at that time. BAV continued work associated with the transfer of four ships to Taiwan under delivery orders issued on the original contract until the work was substantially completed in 2006.

Contract terms under both the original and new contract specify base fee payments and award fee payments to BAV. Base fee payments are determined by level of contract activity and base fee income is recognized each month. Award fee payments are determined by performance and level of contract activity. A contract modification authorizing the award fee payment is issued subsequent to the period in which the work is performed. The Company does not recognize award fee income until the fees are fixed or determinable, generally upon contract notification confirming the award fee. Award fees are made three times during the year. Accordingly, the Company typically has three quarterly reporting periods per year that include the recognition of BAV award fee income and one quarterly reporting period that does not include BAV award fee income. Due to such timing, and to fluctuations in the level of revenues, profits as a percentage of revenues will fluctuate from period to period. In 2005, 2006 and 2007, each of the three month periods ended March 31, June 30 and December 31 includes BAV award fee income. The three month periods ended September 30, 2005, 2006 and 2007 do not include BAV award fee income.

FMD provides global field engineering, logistics, maintenance, and information technology services to the U.S. Navy and Air Force, including fleet-wide ship and aircraft support programs. FMD's expertise includes ship repair and modernization, ship systems installations, ordnance engineering and logistics, facility operations, war reserve materials management, aircraft sustainment and maintenance automation, and IT systems integration. FMD also provides management, maintenance, storage, and disposal support for the U.S. Department of Treasury's seized and forfeited general property program.

Treasury Seized Asset Program - In August 2006, FMD was awarded a contract to support the U.S Department of the Treasury seized and forfeited general property program. VSE assembled a team of experts to support all phases of the contract. Such support includes: 1) consolidating general personal property into Regional Property Management Centers, 2) optimizing vehicle sales at facilities nationwide, 3) providing field representatives nationwide to support local seizures, 4) utilizing the services of recognized sales and marketing organizations to increase the sales of general property and vehicles and 5) providing the Government with visibility, accountability, and controls. This is a single award, cost-plus-incentive-fee contract that includes a base period of performance, four option periods, and award term provisions. Phase in work on the contract began in 2006 to transition the program from a predecessor contractor. This program has the potential to be a significant contributor to VSE's financial results during the term of the contract. If all option and award term periods are exercised, contract performance is expected to continue through September 30, 2014. While the contract award specified an amount of approximately $113 million under the base and option periods, actual revenues are dependent on service requirements.

Contract terms specify incentive fee payments to VSE, with the incentive fee amount ranging between a minimum percentage of 2% of cost incurred and a maximum percentage of 12% of cost incurred. Incentive fee amounts above the minimum are awarded once annually and are determined based on an evaluation by the customer following the government's September 30 fiscal year end. The Company does not know the amount of incentive fee income above the minimum until after notification of the results of this evaluation. The Company does not recognize fee income until the fees are fixed or determinable. Accordingly, the Company will not recognize incentive fee income above the minimum until after notification of the results of the evaluation. Due to such timing, and to fluctuations in the level of revenues, profits as a percentage of revenues will vary from period to period. The Company recognized the minimum incentive fee income on this contract for the twelve months ended December 31, 2007. For the contract base period of performance which ended October 31, 2006, the Company was notified by the customer of an incentive fee payment above the minimum and this incentive fee was recognized during the fourth quarter of 2007. For the contract option year one period of performance which ended September 30, 2007, initial notification from the customer indicated that the incentive fee payment would be limited to the minimum incentive fee amount unless the Company could provide documentation to support a higher fee amount. The Company is in the process of documenting results to the customer to support an incentive fee above the minimum.

VCG provides the U.S. Coast Guard with FMS support and lifecycle support for vessels transferred to foreign governments. VCG's core competencies include pre-transfer joint vessel inspections, reactivations, crew training, transit assistance, heavy-lift contracting, logistics support, technical support, and overseas husbandry.

Energy and Environmental Group - VSE's Energy and Environmental Group provides high-level consulting services in the field of energy and environmental management. The Energy and Environmental Group includes VSE's wholly owned subsidiary, Energetics, Inc.

Energetics, Inc. is a full-service energy and environmental consulting company providing technical and management support in all aspects of technology research, development, and demonstration. The company's expertise lies in state-of-the-art and advanced technology assessment, technical and economic feasibility analysis, technology transfer, R&D program planning, engineering studies, market assessment, strategic resource management, regulatory analysis, environmental compliance, and risk management. Founded in 1979 and acquired by VSE in 1995, Energetics has enjoyed solid financial results as a result of its dedication to providing superior products and services to our clients in both the public and private sectors.

Infrastructure and Information Technology Group - VSE's Infrastructure and Information Technology Group, a newly created segment in the second quarter of 2007, consists of its subsidiary, ICRC. VSE purchased ICRC in June 2007 for an initial cash purchase price of approximately $11.8 million plus potential additional payments in future years (see Note 6 in the Financial Statements and Supplementary Data). VSE's consolidated statement of income for the year ended December 31, 2007 includes ICRC operations from the June 4, 2007 date of acquisition through December 31, 2007.

ICRC is engaged principally in providing diversified technical and management services to the U.S. Government, including information technology, advanced vehicle technology, aerospace services, and engineering and transportation infrastructure services. The acquisition of ICRC provides VSE with an opportunity to expand VSE's presence in the markets it serves; opens or expands markets in smart vehicles, alternate fuels, large-scale port engineering development and security, and information technology services; adds approximately 200 technical and professional employees to VSE's staff; and adds several long-term contracts to VSE's business base.

Port of Anchorage Contract - A significant amount of ICRC's revenue and net income comes from a ten-year U.S. Department of Transportation ("DOT") contract awarded in 2003 under the Section 8(a) Program of the United States Small Business Administration ("SBA") for the provision of infrastructure services for the Port of Anchorage in Alaska (the "POA Contract"). ICRC's revenues from the POA Contract were approximately $30 million during the period from June 4, 2007 (when VSE acquired ICRC) to December 31, 2007. While the SBA has not granted DOT's request for a waiver required to permit the continuation of the POA Contract under Federal Acquisition Regulations, on February 26, 2008, DOT announced its intention to award a contract to ICRC for the continued project management service of the Port of Anchorage expansion project. There is no assurance that the proposed one year contract, with four one-year options, will be awarded to ICRC. Payment of the above-referenced potential additional purchase price amounts of up to approximately $5.8 million is contingent on ICRC realizing certain revenues from the POA Contract during the six-year period following VSE's June 2007 acquisition of ICRC. VSE's management does not believe that the outcome of this matter will have a material adverse effect on VSE's financial condition or operations.

Concentration of Revenues
(in thousands)

Source of Revenue	2007 Revenues	%	2006 Revenues	%	2005 Revenues	%
CED Army Equipment Support	$218,615	33.5	$106,209	29.2	$ -	-
BAV Egypt	51,295	7.9	51,446	14.1	52,926	18.9
BAV India	38,337	5.9	971	0.3	-	-
BAV Greece	11,312	1.7	5	-	-	-
BAV Taiwan	6,348	1.0	45,729	12.6	63,058	22.5
BAV Other	6,432	1.0	8,673	2.4	5,024	1.8
Total BAV	113,724	17.5	106,824	29.4	121,008	43.2
Treasury Seized Asset Program	53,690	8.2	1,345	0.4	-	-
Port of Anchorage Contract	30,674	4.7	-	-	-	-
CED Assured Mobility Systems	27,547	4.2	-	-	-	-
TBPS Program	23,712	3.6	29,770	8.2	29,533	10.5
VSE Other	185,202	28.3	119,586	32.8	129,598	46.3
Total Revenues	$653,164	100.0	$363,734	100.0	$280,139	100.0

Management Outlook

Growth Continued in 2007

Continuing the trend in revenue and profit growth in recent years, VSE experienced an extremely high growth rate and record levels of revenues and profits in 2007. Major contributors to 2007 results were work performed on the CED Army Equipment Support Program, the BAV Ship Transfer program, the acquisition of ICRC, the CED Assured Mobility Systems Program, the Treasury Seized Asset Program, growth in ELD's Equipment Refurbishment Services provided to the U.S. Army Reserve, performance on the TBPS Program, and additional work provided by significant Indefinite Delivery Indefinite Quantity ("IDIQ") contracts. See "Results of Operations" below for a more detailed discussion of 2007 results.

More Moderate Growth in 2008

VSE believes it has the potential to continue to increase revenues and profits in 2008; however, it may be difficult to sustain the very high growth level experienced in 2007. Discussion of some of the events and circumstances that will impact the Company's growth follows below.

CED Army Equipment Support Program

CED began work on this program in 2006 and revenues from this program in 2007 were approximately $219 million. This program has the potential to continue to be VSE's largest revenue producer in 2008. A follow on contract task order was awarded in February 2008 to continue work on the program for an additional twelve months. The contract task orders for this program are incrementally funded, with funded backlog of approximately $117 million as of December 31, 2007. Additional funding of approximately $76 million has been received as of February 2008. While profit margins on this program are expected to be low, the Company expects to benefit from the revenue base that this program provides.

BAV Ship Transfer Program

During 2007, BAV supported the transfer of five excess U.S. Navy ships to ship transfer FMS clients. A large amphibious ship was transferred to India and four mine hunter ships, two each, were transferred to Egypt and Greece. This marks the first opportunity BAV has had to work with India and a resumption of support for Greece after several years of inactivity. It is also a significant increase in ship transfer activity in Egypt. These efforts, as well as the integration of four ex-U.S. Navy ships into the fleet operations of the Taiwan Navy under this program, provide BAV with some solid prospects for follow-on technical support and training services in these countries. The Company expects the BAV Ship Transfer Program, including follow-on technical support provided to countries with transferred U.S. ships and systems, to continue to be a major provider of revenues in 2008 and future years. Funded backlog on the BAV Ship Transfer Program was approximately $83.7 million as of December 31, 2007.

ICRC Acquisition

The acquisition of ICRC contributed to VSE's revenues and profits in 2007 and is expected to contribute to revenues and profits in 2008. ICRC revenues in 2007 since the acquisition date were approximately $50 million.

CED Assured Mobility Systems Program

CED began work on this program in 2007 and revenues in 2007 were approximately $28 million. Work on this program is expected to increase in 2008. The contract task order for the work performed by VSE expires in August 2008. The contract task orders are incrementally funded, with funded backlog of approximately $33 million as of December 31, 2007. While profit margins on this program are expected to be low, the Company expects to benefit from the increased revenue base that this program provides.

Treasury Seized Asset Program

Phase in work on this contract began in 2006 to transition the program from a predecessor contractor and contract activity increased significantly in 2007. This program was a significant contributor to VSE's financial results in 2007 and is expected to contribute in future years. Funded backlog on this program was approximately $8 million as of December 31, 2007, and additional funding of approximately $15 million was received in January 2008. If all option and award term periods are exercised, contract performance is expected to continue through September 30, 2014 with revenue amounts that are dependant on service requirements.

ELD Equipment Refurbishment Services

VSE has provided the U.S. Army Reserve with military vehicle and equipment refurbishment services for several years. Beginning in 2006, VSE formed ELD to continue the performance of these services. ELD has expanded its workforce, facilities, capacity to perform work, contractual coverage and funding since its inception, resulting in increases in revenues from these services in 2006 and 2007. The Company expects further increases in 2008 and future years. Funded backlog for ELD was approximately $13 million as of December 31, 2007.

TBPS Program

In 2007, the U.S. Army identified additional work to continue the TBPS program, added funding, and extended contractual coverage on the program through July 2008. Revenues from this program were approximately $24 million in 2007 and approximately $30 million in both 2006 and 2005. The TBPS program is expected to continue to be a strong contributor to VSE financial results in 2008, but probably at lower revenue levels than in 2007. Funded backlog remaining on the program was approximately $10.4 million as of December 31, 2007.

Other Significant Contracts

VSE has three multiyear, multiple award, indefinite delivery, indefinite quantity contracts that have large nominal ceiling amounts with no funding committed at the time of award. VSE is one of several awardees on each contract. While future VSE revenue from these contracts cannot be predicted with certainty, the award of these contracts provides the Company with the opportunity to compete for work that could contribute to future revenue growth, including new work in 2008. These three contracts are described below.

VSE's CED Division has a multiyear Rapid Response support contract awarded by the U.S. Army Communications-Electronics Command ("CECOM") in January 2003. The contract enhances the Company's revenue producing capabilities by allowing it to provide services through any of VSE's operating entities or through third party subcontractors for various end user government customers. If all options are exercised, this contract has a potential total nominal ceiling of approximately $2.9 billion over an eight-year period. While the amount of this ceiling that will eventually be realized cannot be determined with certainty, the Company has received over $1.8 billion in task order awards and over $985 million of funding since inception of the contract. This contract has generated revenues for all of VSE of approximately $362 million, $143 million and $37 million during 2007, 2006 and 2005, respectively, including revenues of approximately $219 million on the CED Army Equipment Support Program in 2007. VSE continues to pursue new orders on this contract that present potential revenue opportunities for the future.

VSE's FMD Division has a SeaPort Enhanced contract with the U.S. Navy, awarded in April 2004, which includes a five-year base period and two five-year option periods. This contract is a procurement vehicle for the Navy to use for ordering services from a wide range of contractors to support all phases of naval ship and shipboard weapons systems acquisition and life-cycle support. While this award does not guarantee any revenues for VSE, the Company is one of several contractors eligible to bid for services during the life of the contract.

ELD has a contract, the Field and Installation Readiness Support Team ("FIRST") Contract, awarded in November 2006, with the U.S. Army to provide a broad range of logistics and engineering and technical services for Army activities in the continental United States and overseas locations. The contract has a five-year base period and three five-year option periods. VSE is one of several awardees eligible to share in the potential total contract ceiling amount, which is expected to be several billion dollars. The award of this contract provides VSE with the opportunity to compete for work which may contribute to future revenue growth.

Increases in Bookings and Funded Backlog

Revenues in government contracting businesses are dependent upon contract funding ("Bookings") and funded contract backlog is an indicator of potential future revenues. A summary of VSE's bookings and revenues for the years ended December 31, 2007, 2006 and 2005, and funded contract backlog as of December 31, 2007, 2006 and 2005 is as follows.

	(in millions)		
	2007	2006	2005
Bookings	$736	$388	$390
Revenues	$653	$364	$280
Funded Backlog	$408	$299	$276

ICRC was acquired in June 2007 and is included in the table above. Funded backlog as of December 31, 2007 includes approximately $32 million from ICRC.

Longer Term

The growth in VSE revenues and profits during 2007, 2006, and 2005 presents the Company with both challenges and opportunities for future years. Certain work efforts that have supported VSE's growth in recent years have begun to wind down, have expired, or are due to expire. A large majority of the originally proposed work on the TBPS Program has been delivered and current contractual coverage is scheduled to expire in July 2008. Large task order awards under the Rapid Response support contract, including the CED Army Equipment Support Program, typically are made for shorter time periods than most of the Company's other contracts. The potential expiration of these programs may reduce VSE annual revenues if the expiring work is not replaced by new or follow-on work.

The Company believes it is well prepared to meet the challenge of replacing the expiring work. Progress has already been made toward this end with the start up of the Treasury Seized Asset Program in 2007, continued increases in ELD's equipment refurbishment services, and the acquisition of ICRC. The Company has also continued to receive new task order awards and funding and is pursuing additional opportunities under the Rapid Response support contract.

Opportunities associated with VSE's recent growth include a more competitive price structure with which to bid on future work, a wider range of employee skill sets, and a broader name recognition and past performance record for use in expanding the Company's customer base. The larger revenue level and capital base built up in recent years improves the Company's ability to pursue larger programs and potential acquisition opportunities.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statment of Financial Accounting Standards ("SFAS") No. 141(R), "Business Combinations; a replacement of FASB Statement No. 141," which will become effective January 1, 2009. The new standard will replace existing guidance and significantly change accounting and reporting relative to business combinations in consolidated financial statements, including requirements to recognize acquisition-related transaction and post acquisition restructuring costs in results of operations as incurred. SFAS No. 141(R) will be effective for businesses acquired after the effective date.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which is effective January 1, 2008. SFAS No. 157 defines fair value, establishes a market-based framework or hierarchy for measuring fair value and expands disclosures about fair value measurements. The new standard generally is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. On February 12, 2008, the FASB issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157," to delay the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). For items with its scope, the FSP defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Management is continuing to evaluate the requirements of SFAS No. 157, but currently do not expect that it will have a material impact on the Company's results of operations, financial position or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115," which also becomes effective January 1, 2008. Under SFAS No. 159, a company may choose to measure certain financial instruments (*e.g.*, assets and liabilities) and certain other items not currently subject to fair value measurement at fair value. If so elected, any unrealized gains and losses from marking those items to market will be included in earnings in each subsequent reporting period. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. The Company does not plan to elect the fair value option.

Critical Accounting Policies

VSE's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require VSE to make estimates and assumptions. The Company believes the following critical accounting polices affect the more significant accounts, particularly those that involve judgments, estimates and assumptions used in the preparation of its consolidated financial statements.

Revenue Recognition

Substantially all of the Company's services are performed for its customers on a contract basis. The three primary types of contracts used are time and materials contracts, cost-type contracts, and fixed-price contracts. Revenues result from work performed on these contracts by the Company's employees and from pass-through of costs for material and work performed by subcontractors.

Revenues for time and materials contracts are recorded on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the direct costs and indirect cost burdens associated with materials and subcontract work used in performance on the contract. Generally, profits on time and material contracts result from the difference between the cost of services performed and the contract defined billing rates for these services.

Revenues on cost-type contracts are recorded as contract allowable costs are incurred and fees earned. The BAV contract terms specify award fee payments that are determined by performance and level of contract activity. Award fees are made three times during the year and a contract modification authorizing the award fee payment is issued subsequent to the period in which the work is performed. The Company does not recognize award fee income until the fees are fixed or determinable, generally upon contract notification confirming the award fee. Due to such timing, and to fluctuations in the level of revenues, profits as a percentage of revenues on this contract will fluctuate from period to period.

Revenue recognition methods on fixed-price contracts will vary depending on the nature of the work and the contract terms. On certain fixed-price contracts revenues are recorded as costs are incurred, using the percentage-of-completion method of accounting, since these contracts require design, engineering, and development performed to the customer's specifications. Revenues on fixed-price service contracts are recorded as work is performed. Revenues on fixed-price contracts that require delivery of specific items may be recorded based on a price per unit as units are delivered. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned.

Revenues by contract type for the three years ended December 31, 2007 were as follows (in thousands):

Contract Type	2007 Revenues	%	2006 Revenues	%	2005 Revenues	%
Time and materials.	$ 388,564	59.5	$ 172,766	47.5	$ 60,618	21.6
Cost-type	220,782	33.8	147,733	40.6	177,567	63.4
Fixed-price	43,818	6.7	43,235	11.9	41,954	15.0
	$ 653,164	100.0	$ 363,734	100.0	$ 280,139	100.0

The increases in time and materials revenues in 2007 and 2006 shown in the table above is primarily attributable to revenues from the CED Army

Equipment Support contract that started in 2006. Substantially all of the revenues on this contract result from the pass through of subcontractor support services that have a very low profit margin for VSE.

The Company will occasionally perform work at risk, which is work that is performed prior to the government formalizing funding for such work. Revenue related to work performed at risk is not recognized until it can be reliably estimated and its realization is probable. VSE recognizes this "risk funding" as revenue when the associated costs are incurred or the work is performed. VSE is at risk of loss for any risk funding not received. The Company provides for anticipated losses on contracts by a charge to income during the period in which losses are first identified. Revenues recognized in 2007 include approximately $357 thousand for which the Company had not received formalized funding as of December 31, 2007. The Company received funding modifications for approximately $103 thousand of this amount as of March 2008, leaving approximately $254 thousand of 2007 revenues classified as risk funding. VSE believes that it is entitled to reimbursement and will receive funding for this remaining risk funding revenue.

Long-Lived Assets

In assessing the recoverability of long-lived assets, including goodwill and other intangibles, VSE must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, VSE may be required to record impairment charges for these assets not previously recorded.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are subject to a review for impairment at least annually. The Company performs its annual impairment test on September 30. As of December 31, 2007, the Company had approximately $1.1 million of goodwill associated with its acquisition of Energetics in 1995 and approximately $5.7 million of goodwill and intangible assets with indefinite lives associated with its acquisition of ICRC in 2007. The Company has not recognized any reduction to the goodwill or intangibles due to the impairment rules. If at some time in the future it is determined that impairment has occurred, such impairment could potentially have a material adverse impact on the Company's results of operations or financial condition.

Recoverability of Deferred Tax Assets

The carrying value of VSE net deferred tax assets is based on assumptions regarding VSE's ability to generate sufficient future taxable income to utilize these deferred tax assets. If the estimates and related assumptions regarding VSE's future taxable income change in the future, VSE may be required to record valuation allowances against its deferred tax assets, resulting in additional income tax expense.

Results of Operations

Revenues

The following table shows the revenues of VSE, its subsidiaries and divisions, and such revenues as a percentage of total revenues:

Revenues
(dollars in thousands)

Company or Business Unit	2007 Revenues	%	2006 Revenues	%	2005 Revenues	%
CED	$293,644	45.0	$128,658	35.4	$ 28,564	10.2
BAV	113,724	17.4	106,824	29.4	121,008	43.2
FMD	112,805	17.3	50,480	13.9	59,800	21.3
ICRC	49,918	7.7	-	-	-	-
SED	36,854	5.6	42,016	11.5	49,001	17.5
ELD	26,158	4.0	16,771	4.6	-	-
Energetics	14,522	2.2	14,269	3.9	12,694	4.5
MSD	2,700	0.4	3,511	1.0	4,063	1.5
VCG	1,472	0.2	1,148	0.3	4,975	1.8
FSS	1,335	0.2	-	-	-	-
Other	32	0.0	57	0.0	34	0.0
	$653,164	100.0	$363,734	100.0	$280,139	100.0

Revenues increased by approximately 80% and 30% for the years ended December 31, 2007 and 2006, as compared to the respective prior years. A substantial portion of the increases in revenues for 2007 and 2006 was attributable to revenues associated with the CED Army Equipment Support Program work, which started in January 2006.

Additional significant reasons for the increases in revenues in 2007 were 1) revenues associated with other CED task orders, including CED's U.S. Army PM Assured Mobility Systems and TACOM support; 2) revenues from the start of FMD's Treasury Seized Property Management Program and increases in other FMD services; 3) revenues from newly acquired ICRC; 4) revenues associated with BAV's ship transfer to India; and 5) an increase in ELD equipment refurbishment services.

Additional reasons for the increases in revenues in 2006 were increased revenues from ELD equipment refurbishment services (revenues from these services were included in SED's results in 2005 and 2004) and increased revenues from SED and Energetics contract services. The increases in revenues in 2006 were partially offset by decreases in the level of work performed under the BAV Ship Transfer Program, on FMD's Navy contracts, and on VCG's contract with the U.S. Coast Guard.

Income Before Income Taxes

The following table shows consolidated revenues and income from operations before income taxes, other items of income and expense, and such amounts as a percentage of revenues.

Income Before Income Taxes
(dollars in thousands)

Description	2007	%	2006	%	2005	%
Contract revenues	$653,164	100.0	$363,734	100.0	$280,139	100.0
Contract costs	629,351	96.4	350,978	96.5	269,780	96.3
Gross profit	23,813	3.6	12,756	3.5	10,359	3.7
Selling, general and administrative expenses.	1,505	0.2	694	0.2	580	0.2
Interest(income)expense	(699)	(0.1)	(427)	(0.1)	(210)	(0.1)
Income before income taxes	$ 23,007	3.5	$ 12,489	3.4	$ 9,989	3.6

VSE's gross profits as a percentage of revenues have remained relatively stable during the three year period from 2005 through 2007.

VSE's gross profit dollars increased in 2007 as compared to 2006. The increase was primarily due to revenues from recently acquired ICRC, the increase in revenues on the CED Army Equipment Support program and on other Rapid Response support contract task orders, revenue and margin increases on ELD's equipment refurbishment services, increased profitability of SED services performed, increased BAV fee income, and profits associated with the increase in FMD revenues.

VSE's gross profit dollars increased in 2006 as compared to 2005. Programs that contributed to gross profit increases, in part due to improved gross margins resulting from higher revenue levels, included the TBPS Program and services provide by FMD and Energetics. Additionally, BAV Ship Transfer Program services experienced improved profitability in 2006. Other factors that affect the Company's gross margins include the timing of contract award fees, effective project and cost management, and competitive factors.

Selling, general and administrative expenses consist primarily of costs and expenses that are not chargeable or reimbursable on the Company's operating unit contracts. As a percentage of revenues, these expenses varied little in 2007 and 2006 as compared to the respective prior years. The increase in these expenses in 2007 as compared to 2006 is primarily due to the amortization of intangible assets attributable to the ICRC acquisition and the inclusion of ICRC's selling, general and administrative expenses in VSE results in 2007 but not included in 2006.

VSE did not have significant borrowing requirements or interest expense in 2007, 2006 or 2005. The Company's interest income increased in 2007 as compared to 2006 and increased in 2006 as compared to 2005 as profits from operations and resulting cash surpluses were invested.

Provision for Income Taxes

VSE's effective tax rates were 38.7% for 2007, 37.6% for 2006, and 38.2% for 2005. The taxable income for 2007 reached a level that resulted in income taxed at a 35% federal tax rate as compared to the prior years tax rate of 34%, resulting in an increased effective rate for 2007 as compared to 2006. The effective tax rate for 2006 was lower than the 2005 rate primarily due to a decrease in the effective state tax rate.

Segment Operating Results

Federal Group

The following table shows consolidated revenues, costs and expenses, and gross profit from operations for the Federal Group (in thousands).

Description	2007	%	2006	%	2005	%
Contract revenues	$360,690	100.0	$190,956	100.0	$ 81,628	100.0
Contract costs	348,794	96.7	185,077	96.9	76,192	93.3
Gross profit	$ 11,896	3.3	$ 5,879	3.1	$ 5,436	6.7
Selling, general and administrative expenses	73	0.0	24	0.0	52	0.1
Interest (income) expense	(252)	0.0	423	0.2	266	0.3
Income before income taxes	$ 12,075	3.3	$ 5,432	2.9	$ 5,118	6.3

Revenues in the Federal Group increased by approximately 89% and 134% for the years ended December 31, 2007 and 2006, as compared to the respective prior years. A substantial portion of the increase in revenues for 2007 and 2006 was attributable to revenues associated with the CED Army Equipment

Support Program work, which started in January 2006. Other reasons for the increases in 2007 revenues included: 1) work on additional CED task orders, including CED's U.S. Army PM Assured Mobility Systems and TACOM support; 2) increased revenues from ELD's equipment refurbishment services for the U.S. Army Reserve; and 3) increases in SED contract services performed other than the TBPS Program. The increases in revenues of this segment were offset partially by a decrease in TBPS Program revenues and a decline in MSD revenues. Other reasons for the increases in 2006 revenues included increased revenues from ELD's equipment refurbishment services and SED contract services.

Gross profits in the Federal Group increased by approximately 102% and 8% for the years ended December 31, 2007 and 2006, as compared to the respective prior years. The increases in gross profits were primarily due to the increase in revenues on the CED Army Equipment Support Program work and other CED task orders; profits associated with the increased military equipment refurbishment services performed by ELD for the U.S. Army Reserve; and increased profitability of SED services performed on the TBPS Program and other SED services. Profits on work performed by FSS contributed to the increase in segment gross profits and a decline in MSD profits offset slightly the increases in gross profits of this segment.

While the CED Army Equipment Support Program work was the largest contributor to the Federal Group's revenue increases in 2007 and 2006, approximately $112 million and $106 million, respectively, substantially all of the work on this program is performed by a subcontractor and these costs are passed on to the government essentially at cost. Accordingly, gross profit as a percentage of revenues was lower in 2007 and 2006 as compared to the gross profit as a percentage of revenues in 2005. Production efficiency improvements on the TBPS Program contributed to an increase in gross profit dollars in both 2007 and 2006.

Selling, general and administrative expenses consist primarily of costs and expenses that are not chargeable or reimbursable on the Federal Group's contracts. As a percentage of revenues, these expenses varied little in 2007 and 2006 as compared to the respective prior years and have not been significant in relation to revenue levels.

The Federal Group incurred net interest expense in 2006 and 2005 to finance the investment in SED's TBPS Program and the start up of ELD. This segment realized interest income in 2007 as 1) the cash investments in these programs in prior years were returned as the programs matured; 2) cash from profits was used to pay down borrowings; and 3) the Company benefited from efficient cash flow cycles on certain CED task order work.

International Group

The following table shows consolidated revenues, costs and expenses, and gross profit from operations for the International Group (in thousands).

Description	2007	%	2006	%	2005	%
Contract revenues	$228,002	100.0	$158,452	100.0	$185,784	100.0
Contract costs	220,624	96.8	153,130	96.6	182,068	98.0
Gross profit	$ 7,378	3.2	$ 5,322	3.4	$ 3,716	2.0
Selling, general and administrative expenses .	67	0.0	93	0.1	46	0.0
Interest (income) expense .	(124)	(0.1)	(258)	(0.2)	(30)	0.0
Income before income taxes .	$ 7,435	3.3	$ 5,487	3.5	$ 3,700	2.0

Revenues in the International Group increased by approximately 44% and decreased by approximately 15% for the years ended December 31, 2007 and 2006, as compared to the respective prior years. The increases in 2007 revenues were primarily due to revenues provided by the start of FMD's Treasury Seized Property Management Program and to revenues associated with BAV's ship transfer to India. These additional revenues were partially offset by the substantial completion of BAV's work associated with the transfer of U.S. Navy ships to Taiwan in 2006. The increases in 2007 revenues of this segment were partially attributable to an increase in VCG revenues.

The decrease in revenues in 2006 was primarily due to the completion of BAV's work associated with the transfer of U.S. Navy ships to Taiwan and to a reduction in the amount of subcontractor pass-through ordered through FMD's Navy contracts. A reduction in the amount of services ordered on VCG's contract with the U.S. Coast Guard also contributed to the decrease in revenues in 2006.

Gross Profits in the International Group increased by approximately 39% and 43% for the years ended December 31, 2007 and 2006, as compared to the respective prior years. The increase was primarily due to increased BAV fee income and to profits from higher revenue levels in FMD attributable to FMD's Treasury Seized Property Management Program. The increases in 2007 gross profits of this segment were helped slightly by an increase in profits of VCG. The increase in 2006 gross profits of this segment was primarily due to increased BAV fee income and to an increase in labor driven revenues on FMD's Navy contracts.

Selling, general and administrative expenses consist primarily of costs and expenses that are not chargeable or reimbursable on the International Group's contracts. As a percentage of revenues, these expenses varied little in 2007 and 2006 as compared to the respective prior years and have not been significant in relation to revenue levels.

Interest income for the International Group decreased in 2007 as compared to 2006 due to investment in the start up of FMD's Treasury Seized Asset Program. Interest income in this segment increased in 2006 as compared to 2005 due to earnings from the investment of cash from profits.

Energy and Environmental Group

The following table shows consolidated revenues, costs and expenses, and gross profit from operations for the Energy and Environmental Group (in thousands).

Description	2007	%	2006	%	2005	%
Contract revenues	$14,522	100.0	$14,269	100.0	$12,693	100.0
Contract costs	13,139	90.5	12,665	88.8	11,332	89.3
Gross profit	$ 1,383	9.5	1,604	11.2	1,361	10.7
Selling, general and administrative expenses .	41	0.3	27	0.2	124	1.0
Interest (income) expense .	(272)	(1.9)	(218)	(1.5)	(116)	(0.9)
Income before income taxes .	$ 1,614	11.1	$ 1,795	12.5	$ 1,353	10.6

Revenues in the Energy and Environmental Group increased by approximately 2% and 12% for the years ended December 31, 2007 and 2006, as compared to the respective prior years. The increases in revenues for both years was due primarily to increases in the energy and environmental consulting services performed as a result of increased emphasis on marketing efforts.

Gross profits in the Energy and Environmental Group decreased by approximately 14% for the year December 31, 2007 and increased by approximately 18% for the year ended December 31, 2006, as compared to the respective prior years. The decrease in 2007 was primarily due to job costs incurred on certain contract task orders in excess of authorized ceilings. The increase in 2006 was primarily due to the growth in revenues over 2005.

Selling, general and administrative expenses consist primarily of costs and expenses that are not chargeable or reimbursable on the Energy and Environmental Group's contracts. As a percentage of revenues, these expenses varied little in 2007 and 2006 as compared to the respective prior years and have not been significant in relation to revenue levels.

Interest income for the Energy and Environmental Group increased in 2007 and 2006 as compared to the respective prior years due to earnings from the investment of cash from profits.

Infrastructure and Information Technology Group

The following table shows consolidated revenues, costs and expenses, and gross profit from operations for the Infrastructure and Information Technology Group (in thousands).

Description	2007	%
Contract revenues	$49,918	100.0
Contract costs	46,844	93.8
Gross profit	$ 3,074	6.2
Selling, general and administrative expenses . .	310	0.6
Interest (income) expense	(44)	0.0
Income before income taxes	$ 2,808	5.6

Included in the contract costs of the Infrastructure and Information Technology Group is the amortization of the ICRC contract related intangible assets of approximately $600 thousand for the period ended December 31, 2007.

Financial Condition

VSE's financial condition did not change materially during 2007. The Company's largest assets are its accounts receivable. The largest liabilities are its accounts payable and accrued expenses. Accounts receivable increased approximately $66 million, accounts payable increased approximately $45 million, and accrued expenses increased by approximately $9 million during 2007. These increases and changes to other asset and liability accounts were due primarily to the increase in the level of business activity, contract delivery schedules, subcontractor and vendor payments required to perform this work, and the timing of associated billings to customers and collections. The acquisition of ICRC also caused increases in accounts receivable, accounts payable, and accrued expenses; and additionally resulted in a decrease in cash and cash equivalents and increases in intangible assets.

The increase in total stockholders' equity in 2007 resulted from earnings and dividend activity and from the exercise of stock options. In June 2006, the Board authorized the Company to repurchase up to 50,000 shares of VSE Stock from time to time on the open market, subject to corporate objectives. As of December 31, 2007, the Company had not purchased any of these shares.

Liquidity and Capital Resources

Cash Flows

The Company's cash and cash equivalents decreased by approximately $8.6 million during 2007. Approximately $20.5 million in net cash was used in investing activities, approximately $8.3 million was provided by operating activities, and approximately $3.6 million was provided by financing activities. The difference between cash provided by operating activities of approximately $8.3 million in 2007 as compared to cash provided by operating activities of approximately $1.6 million in 2006 is primarily due to differences in the levels of accounts receivable, contract inventories, accounts payable and accrued expenses associated with contract requirements and the associated billing and collections cycle, and to the Company's increase in profits. Investing activities included costs associated with the acquisition of ICRC of approximately $11.8 million, the expansion and improvement of facilities of approximately $5.7 million and purchases of other property and equipment, net of dispositions, of approximately $3 million. Financing activities included approximately $4.3 million provided by stock purchase transactions by directors and officers and associated excess tax benefits related to the exercise of stock options, and approximately $741 thousand used to pay dividends.

The Company's cash and cash equivalents decreased by approximately $4.0 million during 2006. Approximately $1.6 million in net cash was provided by operating activities, approximately $5.6 million was used in investing activities, and approximately $15 thousand was provided by financing activities. The difference between cash provided by operating activities of approximately $1.6 million in 2006 as compared to cash provided by operating activities of approximately $15.6 million in 2005 is primarily due to differences in the levels of accounts receivable, contract inventories, accounts payable and accrued expenses associated with contract requirements and the associated billing and collections cycle, and to the Company's increase in profits. Investing activities consisted of the purchase of property and equipment. Financing activities consisted of $630 thousand provided by stock purchase transactions by directors and officers associated with the exercise of stock options and directors' fees, and $615 thousand used to pay dividends.

Quarterly cash dividends were paid at the annual rate of $.15 per share during 2007, stated on a post-split basis to reflect the two-for-one stock split paid on June 28, 2007. Pursuant to its bank loan agreement, the payment of cash dividends by VSE is subject to annual rate restrictions. VSE has paid cash dividends each year since 1973.

Liquidity

The Company's internal sources of liquidity result primarily from operating activities, specifically from changes in the level of revenues and associated accounts receivable and accounts payable from period to period, and from profitability. Significant increases or decreases in revenues and accounts receivable and accounts payable can cause significant increases or decreases in internal liquidity.

Accounts receivable levels can be affected significantly by the timing of large materials purchases and subcontractor efforts used in performance on the Company's contracts. Accounts receivable levels are also affected by contract retainages, differences between the provisional billing rates authorized by the government compared to the costs actually incurred by the Company, differences between billable amounts authorized by contract terms compared to costs actually incurred by the Company, contract funding delays arising from job performance issues, and government delays in processing administrative paperwork for contract funding.

Work on the TBPS program requires the Company to acquire inventories consisting of materials, supplies, and other expenditures for which end units have not yet been completed and accepted. Although these costs are classified as inventories for accounting purposes, they are similar in nature to materials and direct supplies purchased for use in performance on the Company's other contracts in that they are solely and directly attributable to the contract and will be billed to the customer within a relatively short time. All of the inventories are expected to be liquidated, billed, and collected as vehicle protection systems are completed and accepted by the government customer. These materials and direct supplies will not be restocked to maintain any permanent inventory levels.

Accounts payable arise primarily from purchases of subcontractor services and materials used by the Company in the performance of its contract work. Payments made on accounts payable, along with payments made to satisfy employee payroll and payroll associated expenses, make up the principal cash requirements of the Company. Accounts payable levels can be affected by changes in the level of contract work performed by the Company and by the timing of large materials purchases and subcontractor efforts used in performance on the Company's contracts.

From time to time, the Company may also invest in the acquisition of another company. The acquisition of ICRC in 2007 represented the use of approximately $11.8 million of cash. The Company continues to pursue other potential acquisitions.

Other cash requirements include income tax payments, the acquisition of capital assets for shop, office and computer support, and the payment of cash dividends. From time to time, the Company also invests in the acquisition, expansion, improvement, and maintenance of its operational and administrative facilities. The growth in the level of equipment refurbishment services provided by ELD has required an increased level of investment in operational facilities in 2006 and 2007, including construction of an additional 40,000 square feet of warehouse and shop space at its Ladysmith, Virginia facility. Construction of this additional space began in July 2007 and is expected to be completed in May 2008, with a budgeted cost of approximately $6.1 million. The Company could possibly make additional investments in operational or administrative facilities in 2008 or in future years.

VSE's external sources of liquidity consist of a revolving bank loan agreement that provides loan financing based on the Company's accounts receivable (See Note 7 of "Notes to Consolidated Financial Statements"). The bank financing complements the internal sources of liquidity by providing increasing levels of borrowing capacity as accounts receivable levels increase. The bank loan agreement provided loan financing up to a maximum commitment of $25 million as of December 31, 2007. The amount of this commitment is negotiable between the Company and the bank. The Company has determined that the current $25 million commitment amount is adequate to cover known current and future liquidity requirements.

Performance of work under the Company's larger contracts that require significant amounts of subcontractor or material purchases have the potential to cause substantial requirements for working capital; however, management believes that cash flows from operations and the bank loan commitment are adequate to meet current operating cash requirements.

Contractual Obligations

The following table shows the consolidated contractual obligations for VSE as of December 31, 2007 (in thousands):

		Payments Due by Period			
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Operating leases, net of non-cancelable sublease income	$28,731	$6,810	$10,601	$7,737	$3,583
Purchase obligations . .	1,871	1,871	-	-	-
Total	$30,602	$8,681	$10,601	$7,737	$3,583

Operating lease commitments are primarily for VSE's principal executive and administrative offices and leased facilities for office, shop, and warehouse space located near customer sites or to serve customer needs. The Company also has some equipment and software leases that are included in these amounts.

Purchase obligations consist primarily of contractual commitments associated with construction, improvements and maintenance on VSE facilities. The table excludes contractual commitments for materials or subcontractor work purchased to perform U.S. Government contracts. Such commitments for materials and subcontractors are reimbursable when used on the contracts, and generally are also reimbursable if a contract is "terminated for convenience" by the U.S. Government pursuant to federal contracting regulations.

Inflation and Pricing

Most of the contracts performed by VSE provide for estimates of future labor costs to be escalated for any option periods provided by the contracts, while the non-labor costs included in such contracts are normally considered reimbursable at cost. VSE property and equipment consists principally of computer systems equipment, furniture and fixtures, and land and improvements. The overall impact of inflation on replacement costs of such property and equipment is not expected to be material to VSE's future results of operations or financial condition.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risks

Interest Rates

VSE's bank loan financing provides available borrowing to the Company at variable interest rates. The Company used a significant amount of its cash to pay for the ICRC acquisition in June 2007, giving rise to a situation where the Company may borrow on its bank loan from time to time in the near term. VSE does not anticipate that such amounts borrowed will be significant, and accordingly, the Company does not believe that any movement in interest rates would have a material impact on future earnings or cash flows. If VSE were to significantly increase borrowings, future interest rate changes could potentially have a material impact.

Foreign Currency

While a significant amount of the Company's business results from the services provided by BAV related to the transfer of ships to foreign governments, the BAV contract payments are made by the U.S. Government in U.S. dollars. Additionally, most funding requirements to support work performed or services purchased in foreign countries are made in U.S. dollars, and the infrequent disbursements that are made in foreign currencies are reimbursable to BAV in post conversion dollars. Foreign currency transactions of other VSE divisions or subsidiaries are very limited. Accordingly, the Company does not believe that it is exposed to any material foreign currency risk.

ITEM 8. Financial Statements and Supplementary Data

Index To Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of VSE Corporation

We have audited the accompanying consolidated balance sheets of VSE Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VSE Corporation and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 of the Notes to Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payments*, on January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VSE Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, VA
March 5, 2008

VSE Corporation and Subsidiaries
Consolidated Balance Sheets

(in thousands, except per share amounts)

	As of December 31, 2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 109	$ 8,745
Accounts receivable, principally U.S. Government, net	132,389	66,730
Contract inventories	-	4,459
Deferred tax assets	1,246	1,196
Other current assets	2,755	2,472
Total current assets	136,499	83,602
Property and equipment, net	14,920	8,409
Deferred tax assets	1,888	1,133
Intangible assets	8,034	-
Goodwill	5,228	1,054
Other assets	5,202	4,337
Total assets	$171,771	$98,535
Liabilities and Stockholders' Equity		
Current liabilities:		
Bank notes payable	$ 81	$ -
Accounts payable	88,565	44,302
Accrued expenses	22,895	13,486
Dividends payable	202	168
Total current liabilities	111,743	57,956
Deferred compensation	3,257	2,183
Other liabilities	395	160
Total liabilities	115,395	60,299
Commitments and contingencies		
Stockholders' equity:		
Common stock, par value $.05 per share, authorized 15,000,000 shares; issued and outstanding 5,052,512 and 4,788,162, respectively	253	240
Additional paid-in capital	11,963	7,163
Retained earnings	44,160	30,833
Total stockholders' equity	56,376	38,236
Total liabilities and stockholders' equity	$171,771	$98,535

The accompanying notes are an integral part of these balance sheets.

VSE Corporation and Subsidiaries
Consolidated Statements of Income

(in thousands, except share and per share amounts)

	For the years ended December 31, 2007	2006	2005
Contract revenues	$ 653,164	$ 363,734	$ 280,139
Contract costs	629,351	350,978	269,780
Gross profit	23,813	12,756	10,359
Selling, general and administrative expenses	1,505	694	580
Interest (income) expense, net	(699)	(427)	(210)
Income before income taxes	23,007	12,489	9,989
Provision for income taxes	8,905	4,700	3,820
Net income	$ 14,102	$ 7,789	$ 6,169
Basic earnings per share:	$ 2.85	$ 1.64	$ 1.33
Basic weighted average shares outstanding	4,953,289	4,737,450	4,645,472
Diluted earnings per share:	$ 2.82	$ 1.61	$ 1.29
Diluted weighted average shares outstanding	5,003,675	4,848,884	4,784,054

The accompanying notes are an integral part of these statements.

VSE Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity

(in thousands except per share data)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Deferred Stock-based Compensation	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2004	4,554	$ 228	$ 4,765	$ (4)	$ 18,054	$23,043
Net income for the year . .	-	-	-	-	6,169	6,169
Exercised stock options . .	158	8	583	-	-	591
Tax benefit of options exercised	-	-	761	-	-	761
Deferred stock-based compensation	-	-	(3)	-	-	(3)
Amortization of deferred stock-based compensation.	-	-	-	3	-	3
Issuance of stock	8	-	124	-	-	124
Dividends declared ($.12) .	-	-	-	-	(537)	(537)
Balance at December 31, 2005	4,720	236	6,230	(1)	23,686	30,151
Net income for the year . .	-	-	-	-	7,789	7,789
Stock-based compensation .	4	-	308	-	-	308
Exercised stock options . .	62	4	253	-	-	257
Excess tax benefits from share-based payment arrangements.	-	-	312	-	-	312
Deferred stock-based compensation	-	-	-	1	-	1
Issuance of stock	2	-	60	-	-	60
Dividends declared ($.14) .	-	-	-	-	(642)	(642)
Balance at December 31, 2006	4,788	240	7,163	-	30,833	38,236
Net income for the year . .	-	-	-	-	14,102	14,102
Stock-based compensation .	5	-	551	-	-	551
Exercised stock options . .	260	13	2,004	-	-	2,017
Excess tax benefits from share-based payment arrangements.	-	-	2,245	-	-	2,245
Dividends declared ($.16) .	-	-	-	-	(775)	(775)
Balance at December 31, 2007	5,053	$ 253	$11,963	$ -	$ 44,160	$56,376

The accompanying notes are an integral part of these statements.

VSE Corporation and Subsidiaries
Consolidated Statements of Cash Flows

(in thousands)

	For the years ended December 31, 2007	2006	2005
Cash flows from operating activities:			
Net income	$14,102	$ 7,789	$ 6,169
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,463	1,882	1,417
Loss on sale of property and equipment	-	9	1
Deferred taxes	(805)	(614)	(326)
Stock-based compensation	551	308	-
Tax benefit of options exercised	-	-	761
Changes in operating assets and liabilities, net of impact of acquisition:			
Accounts receivable, net	(59,141)	(22,804)	(3,652)
Contract inventories	4,459	(186)	4,231
Other current assets and noncurrent assets	(1,254)	(1,310)	(932)
Accounts payable and deferred compensation.	41,812	15,144	3,646
Accrued expenses	4,826	1,308	4,256
Other liabilities	235	105	55
Net cash provided by operating activities	8,248	1,631	15,626
Cash flows from investing activities:			
Purchases of property and equipment	(8,731)	(5,618)	(1,666)
Acquisition of ICRC, including acquisition costs	(11,755)	-	-
Net cash used in investing activities	(20,486)	(5,618)	(1,666)
Cash flows from financing activities:			
Borrowings on loan arrangement	9,589	-	-
Repayments on loan arrangement	(9,508)	-	(1,578)
Dividends paid	(741)	(615)	(510)
Excess tax benefits from share-based payment arrangements	2,245	312	-
Proceeds from the exercise of options of common stock	2,017	258	591
Proceeds from issuance of common stock	-	60	124
Net cash provided by (used in) financing activities	3,602	15	(1,373)
Net (decrease) increase in cash and cash equivalents	(8,636)	(3,972)	12,587
Cash and cash equivalents at beginning of year	8,745	12,717	130
Cash and cash equivalents at end of year	$ 109	$ 8,745	$12,717

Supplemental cash flow disclosures (in thousands):

	2007	2006	2005
Cash paid during the year for:			
Interest	$ 6	$ -	$ 2
Income taxes	$ 7,139	$ 4,472	$ 3,153

The accompanying notes are an integral part of these statements.

(1) Nature of Business and Significant Accounting Policies

Nature of Business

The term "VSE" or "Company" means VSE and its subsidiaries and divisions unless the context indicates operations of the parent company only.

VSE's business operations consist primarily of diversified engineering, logistics, management, and technical services performed on a contract basis. Substantially all of the Company's contracts are with agencies of the United States Government (the "Government") and other federal government prime contractors. The Company's customers also include non-government organizations and commercial entities.

Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements consist of the operations of the parent company, operations of the Company's unincorporated divisions and wholly owned subsidiaries. The Company's subsidiaries include Energetics Incorporated ("Energetics"), Integrated Concepts and Research Corporation ("ICRC") and VSE Services International, Incorporated, which is inactive. Divisions include BAV Division ("BAV"), Coast Guard Division ("VCG"), Communications and Engineering Division ("CED"), Engineering and Logistics Division ("ELD"), Fleet Maintenance Division ("FMD"), Management Sciences Division ("MSD"), Systems Engineering Division ("SED"), and Field Support Services Division ("FSS") beginning in 2007. Intercompany sales are principally at cost. All intercompany transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates affecting the financial statements include the allowance for doubtful accounts and accruals for loss contracts, contract disallowance and self insured health claims, and estimated cost to complete on certain fixed-price contracts.

Stock-based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS No. 123R") using the modified prospective method. Under this method, compensation costs for all awards granted after the date of adoption and the unvested portion of previously granted awards outstanding at the date of adoption are measured at estimated fair value. The compensation expense is amortized on a straight-line basis over the requisite service period of the grant and included in operating expenses over the vesting period during which an employee provides service in exchange for the award. Accordingly, prior period amounts presented herein have not been restated to reflect the adoption of SFAS No. 123R.

Prior to the adoption of SFAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. SFAS 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The Statement of Cash Flows has approximately $2.2 million and $312 thousand in excess tax benefits classified as cash provided by financing activities for the years ended December 31, 2007 and 2006, respectively. The amount of operating cash flows recognized for such excess tax deductions for the year ended December 31, 2005 was approximately $761 thousand.

The following table illustrates the effect on net income and earnings per share for the year ended December 31, 2005, if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," to all stock-based employee compensation for the period prior to the adoption of SFAS No. 123(R) (in thousands, except per share amounts):

	2005
Net income, as reported	$6,169
Add: Total stock-based employee compensation expense as reported under intrinsic value method (APB No. 25) for all awards, net of related tax effects	-
Deduct: Total stock-based compensation expense determined under fair value based method (SFAS No. 123) for all awards, net of related tax effects	(294)
Pro forma net income	$5,875
Earnings per share:	
Basic - as reported	$1.33
Diluted - as reported	$1.29
Basic - pro forma	$1.27
Diluted - pro forma	$1.23

The weighted fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used in the pricing calculations for 2005:

Risk free interest rate	3.28%
Dividend yield	0.79%
Expected life	3 years
Expected volatility	60.50%

Earnings Per Share

Basic earnings per share have been computed by dividing net income by the weighted average number of shares of common stock outstanding during each period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period that they were outstanding. Diluted earnings per share have been computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during each period. Potentially dilutive common shares include incremental common shares issuable upon exercise of stock options. All share amounts have been adjusted to give retroactive effect to the increased number of common shares outstanding due to the June 2007 stock split. See Note 14 Capital Stock, for further discussion of the stock split announced in May, 2007.

	Years Ended December 31, 2007	2006	2005
Basic weighted average common shares outstanding . .	4,953,289	4,737,450	4,645,472
Dilutive effect of options . .	50,386	111,434	138,582
Diluted weighted average common shares outstanding . .	5,003,675	4,848,884	4,784,054

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Due to the short maturity of these instruments, the carrying values on our consolidated balance sheets approximate fair value.

Contract Inventories

Contract inventories consist of materials purchased and other expenditures arising from contract requirements. Contract inventories are stated at cost plus applicable indirect cost burdens, including general and administrative costs. The cost of such contract inventories is expected to be billed to the customer within a relatively short time.

Property and Equipment

Property and equipment is stated at cost. Depreciation of computer systems equipment is provided principally by the double-declining method over periods of three to five years. Depreciation of furniture and fixtures is provided principally by the straight-line method over approximately nine years. Depreciation of other equipment is provided principally by the double-declining method over periods of three to ten years. Depreciation of buildings and land improvements is provided principally by the straight-line method over periods of approximately twenty to thirty years. Amortization of leasehold improvements is provided by the straight-line method over the lesser of their useful life or the remaining term of the lease.

Concentration of Credit Risk/Fair Value of Financial Instruments

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents and trade accounts receivable. The Company believes that concentrations of credit risk with respect to trade accounts receivable are limited as they are primarily government receivables. The Company believes that the fair market value of all financial instruments, including assets of the deferred compensation plan and debt, approximate book value.

Contracts with the U.S. Government either as a prime or subcontractor, primarily with the U.S. Department of Defense, accounted for approximately 99% of revenues for each of the years ending December 31, 2007, 2006, and 2005. The BAV contract accounted for approximately 17%, 29% and 43% of consolidated revenues during 2007, 2006 and 2005, respectively. The CED Army Equipment Support Programs started in 2006 and accounted for approximately 34% and 29% of consolidated revenues during 2007 and 2006, respectively.

Contract Revenues

Substantially all of the Company's revenues result from contract services performed for the U.S. Government or for contractors engaged in work for the government under a variety of contracts. Revenue is considered earned when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable and collectibility is reasonably assured.

Revenues on cost-type contracts are recorded as contract allowable costs are incurred and fees earned. The BAV contract terms specify award fee payments that are determined by performance and level of contract activity. Award fees are made three times during the year and a contract modification authorizing the award fee payment is issued subsequent to the period in which the work is performed. The Company does not recognize award fee income until the fees are fixed or determinable, generally upon contract notification confirming the award fee. Due to such timing, and to fluctuations in the level of revenues, profits as a percentage of revenues on this contract will fluctuate from period to period.

Revenues for time and materials contracts are recorded on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the direct costs and indirect cost burdens associated with materials and subcontract work used in performance on the contract. Profits on time and material contracts result from the difference between the cost of services performed and the contract defined billing rates for these services.

Revenue recognition methods on fixed-price contracts vary depending on the nature of the work and the contract terms. On certain fixed-price contracts revenues are recorded as costs are incurred, using the percentage-of-completion method of accounting, since these contracts require design, engineering, and development performed to the customer's specifications. Revenues on fixed-price service contracts are recorded as work is performed. Revenues on fixed-price contracts that require delivery of specific items may be recorded based on a price per unit as units are delivered. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned.

Revenue related to work performed on contracts at risk, which is work performed at the customer's request prior to the government formalizing funding, is not recognized as income until it can be reliably estimated and its realization is probable. The Company provides for anticipated losses on contracts, based on total contract revenue compared to total contract costs, by a charge to income during the period in which losses are first identified. Contract costs include direct and indirect costs, including general and administrative costs, which are considered costs and expenses of contracts.

A substantial portion of contract and administrative costs is subject to audit by the Defense Contract Audit Agency. The Company's indirect cost rates have been audited and approved for 2004 and prior years and partially audited for 2005 with no material adjustments to the Company's results of operations or financial position. While the Company maintains reserves to cover the risk of potential future audit adjustments based primarily on the results of prior audits, there can be no assurances that the audits of the indirect cost rates for 2007, 2006 and 2005 will not result in material adjustments to the Company's results of operations or financial position.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at their face amount less an allowance for doubtful accounts. VSE reviews its receivables regularly to determine if there are any potential uncollectible accounts. The majority of VSE's receivables are from agencies of the U.S. Government, where there is minimal credit risk. The Company records allowances for bad debt as a reduction to accounts receivable and an increase to bad debt expense. The Company assesses the adequacy of these reserves by considering general factors, such as the length of the time individual receivables are past due and historical collection experience.

Deferred Compensation Plans

Deferred compensation plan expense for the years ended December 31, 2007, 2006, and 2005 was approximately $1.1 million, $769 thousand, and $421 thousand, respectively.

Included in other assets are assets of the deferred compensation plans which include debt and equity securities recorded at fair value. The fair value of the deferred compensation plan assets was approximately $3.2 million and $2.2 million as of December 31, 2007, and 2006, respectively. Because plan participants are at risk for market value changes in these assets, the liability to plan participants fluctuates with the asset values.

Impairment of Long-Lived Assets

Long-lived assets include property and equipment to be held and used. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The criteria for determining impairment for such long-lived assets to be held and used are determined by comparing the carrying value of these long-lived assets to management's best estimate of future undiscounted cash flows expected to result from the use of the assets. The Company believes that no impairment existed as of December 31, 2007.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with FASB Statement No. 109, "Accounting for Income Taxes." Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of net deferred tax assets is based on assumptions regarding VSE's ability to generate sufficient future taxable income to utilize these deferred tax assets. If the estimates and related assumptions regarding VSE's future taxable income change in the future, VSE may be required to record valuation allowances against its deferred tax assets, resulting in additional income tax expense. Management believes that the deferred tax assets will be realized through future taxable income and, therefore, no valuation allowance is required.

The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," ("FIN 48"), on January 1, 2007. As a result of the adoption of FIN 48, the Company made a comprehensive review of its portfolio of uncertain tax positions in accordance with recognition standards established by FIN 48. In this regard, an uncertain tax position represents the Company's expected treatment of a tax position taken in a filed tax return, or planned to be taken in a future tax return, that has not been reflected in measuring income tax expense for financial reporting purposes. As a result of this review and subsequent reviews, the Company concluded that there are no uncertain tax positions. As a result of applying the provisions of FIN 48, there was no cumulative effect on retained earnings upon adoption. In addition, there were no adjustments recorded during 2007 after the initial adoption of FIN 48.

Goodwill and Intangibles

The Company applies SFAS No. 141, "Business Combinations" ("SFAS No. 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Under these rules, goodwill is not amortized but is subject to annual impairment tests in accordance with SFAS No. 142. Annually, the Company performs a fair value analysis of goodwill and indefinite-lived intangible assets recorded with the acquisitions of Energetics and ICRC using valuation techniques prescribed in SFAS No. 142. Based on the analysis performed as of September 30, 2007, the Company determined that there had been no impairment of goodwill.

Intangible assets consist of the value of contract related intangible assets and the ICRC tradename acquired in the ICRC acquisition (see Note 6). The contract related intangible assets are amortized on a straight line basis over their estimated useful lives of approximately six to eight years with a weighted average life of approximately 7.1 years as of December 31, 2007.

Recently Issued Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R), "Business Combinations; a replacement of FASB Statement No. 141," which will become effective January 1, 2009. The new standard will replace existing guidance and significantly change accounting and reporting relative to business combinations in consolidated financial statements, including requirements to recognize acquisition-related transaction and post acquisition restructuring costs in results of operations as incurred. SFAS No. 141(R) will be effective for businesses acquired after the effective date.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which is effective January 1, 2008. SFAS No. 157 defines fair value, establishes a market-based framework or hierarchy for measuring fair value and expands disclosures about fair value measurements. The new standard generally is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. On February 12, 2008, the FASB issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157," to delay the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). For items with its scope, the FSP defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Management is continuing to evaluate the requirements of SFAS No. 157, but currently do not expect that it will have a material impact on the Company's results of operations, financial position or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115," which also becomes effective January 1, 2008. Under SFAS No. 159, a company may choose to measure certain financial instruments (*e.g.*, assets and liabilities) and certain other items not currently subject to fair value measurement at fair value. If so elected, any unrealized gains and losses from marking those items to market will be included in earnings in each subsequent reporting period. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. The Company does not plan to elect the fair value option.

(2) Accounts Receivable

The components of accounts receivable as of December 31, 2007 and 2006, were as follows (in thousands):

	2007	2006
Billed	$ 45,045	$16,424
Unbilled:		
Government retainage	179	28
Subcontract retainage	4,000	4,000
Other (principally December work billed in January)	83,176	46,292
Less-allowance for doubtful accounts	(11)	(14)
Total accounts receivable, net	$132,389	$66,730

Unbilled subcontract retainage includes amounts withheld from payments to subcontractors.

The "Unbilled: Other" includes certain costs for work performed at risk but which the Company believes will be funded by the government. Amounts not presently funded included in "Unbilled: Other" were $357 thousand and $369 thousand as of December 31, 2007, and 2006, respectively.

Allowance for doubtful accounts are determined based on management's best estimate of potentially uncollectible accounts receivable. The Company writes off accounts receivable when such amounts are determined to be uncollectible.

The following table summarizes activity in the allowance for doubtful accounts (in thousands):

Allowance for Doubtful Accounts	Balance at Beginning of Period	Deductions[1]	Additions Charged to Costs and Expenses	Balance at End of Period
For the year ended December 31, 2007	$14	$ 3	$ -	$11
For the year ended December 31, 2006	$56	$42	$ -	$14
For the year ended December 31, 2005	$52	$22	$26	$56

(1) Write-offs and settlements

(3) Contract Inventories

Contract inventories consisted of work in process of approximately $0 and $4.4 million as of December 31, 2007 and 2006, respectively.

The Company has a contract to modify and apply a protective system, the Tanker Ballistic Protection System ("TBPS"), to military vehicles for the U.S. Army. Accounting convention requires that materials purchased and other program expenditures for use on this contract be allocated ratably to the vehicles to which the system is applied. Accordingly, materials purchased and program expenditures made in advance of the delivery of vehicles with completed TBPS systems to the customer are classified as contract inventories. Although these costs are classified as inventories for accounting purposes, they are similar in nature to materials and direct supplies purchased for use in performance on the Company's other contracts in that they are solely and directly attributable to the contract and will be billed to the customer within a relatively short time. These materials and direct supplies will not be restocked to maintain any permanent inventory levels. Contract inventories are relieved when units are delivered and revenue is recognized.

As of December 31, 2007, the TBPS program had matured to the point where enough vehicles had been delivered to the customer so that estimated materials and program expenditures allocated to completed vehicles exceeded the amounts purchased. Accordingly, the Company no longer has contract inventories associated with the TBPS program and now has an amount included in accrued expenses to reflect the estimated costs allocated to completed vehicles. The amount of this liability is approximately $706 thousand as of December 31, 2007.

Contract inventories at December 31, 2006 included applicable indirect cost burdens, including general and administrative costs totaling approximately $608 thousand. Indirect cost burdens, including general and administrative costs charged to contract costs for the years ended December 31, 2007 and 2006 totaled approximately $2.9 million and $3.9 million, respectively.

(4) Other Assets

Other assets consisted of the following as of December 31, 2007 and 2006 (in thousands):

	2007	2006
Cash surrender value of life insurance policies	$ 1,566	$ 1,516
Deferred compensation	3,212	2,183
Other assets	424	638
Total other assets	$ 5,202	$ 4,337

(5) Property and Equipment

Property and equipment consisted of the following as of December 31, 2007 and 2006(in thousands):

	2007	2006
Computer systems equipment	$ 8,077	$ 6,064
Furniture, fixtures, equipment and other	5,845	4,945
Leasehold improvements	3,541	3,256
Buildings and building improvements	7,170	2,327
Land and land improvements	1,805	1,175
	26,438	17,767
Less accumulated depreciation and amortization	(11,518)	(9,358)
Total property and equipment	$14,920	$ 8,409

Depreciation and amortization expense for property and equipment was approximately $2.6 million for 2007, $1.8 million for 2006 and $1.4 million for 2005.

(6) Acquisitions, Goodwill and Intangible Assets

On June 4, 2007, the Company acquired all of the common stock of ICRC of Alexandria, Virginia. ICRC's core expertise lies in information technology, advance vehicle technology, aerospace, engineering and transportation infrastructure. Management believes that the addition of ICRC will provide the Company with an opportunity to expand and diversify its business across a number of project areas, including smart vehicles, alternate fuels, large-scale port engineering development and security, and information technology services. The results of ICRC's operations are included in the accompanying consolidated financial statements beginning as of June 4, 2007.

The acquisition of ICRC in 2007 included initial cash payments of approximately $11.8 million and potential additional cash payments of up to approximately $5.8 million, contingent on meeting certain financial targets during the next six years. Additionally, the Company has filed an election under the Internal Revenue Code Section 338(h)(10) which treats the transaction as a sale of assets for tax purposes. When this election is filed, an additional payment will be made to the seller which represents the seller's incremental tax liability as a result of the election. Tax advantages to the Company that arise from filing the 338(h)(10) election will exceed the additional payment that will be made to the seller of approximately $1.6 million which is included in goodwill and accrued expenses on the accompanying December 31, 2007 balance sheet.

Of the initial $11.8 million purchase price, approximately $7.1 million was recorded as contract related intangible assets to be amortized on a straight line basis over six to eight years; approximately $1.5 million was recorded as an intangible asset related to ICRC's tradename, which has an indefinite life; and approximately $2 million was recorded as initial goodwill. Additional goodwill and accrued expenses of approximately $557 thousand were recorded as of December 31, 2007 for the earn-out payment that will be made to the seller as a result of the achievement of the specified earnings target in 2007.

The Company is following the guidance of SFAS No. 141 to record the purchase of ICRC. The Company has recognized the fair value of assets acquired and liabilities assumed as follows (in thousands):

Description	Fair Value
Current assets	$ 6,544
Property and equipment	429
Other assets	27
Intangibles - contract	7,134
Intangibles - tradename	1,500
Goodwill	4,174
Total assets acquired	19,808
Liabilities assumed	(5,880)
Total purchase price	$13,928

The total purchase price includes additional purchase price consideration related to the 2007 earn-out of approximately $557 thousand and the 338(h)(10) election of approximately $1.6 million, as described above.

Changes in goodwill for the years ended December 31, 2007 and 2006 are as follows (in thousands):

	Energy and Environmental	Infrastructure and Information Technology	Total
Balance as of December 31, 2005	$1,054	$ -	$1,054
Additional goodwill upon acquisition	-	-	-
Balance as of December 31, 2006	1,054	-	1,054
Additional goodwill upon acquisition	-	4,174	4,174
Balance as of December 31, 2007	$1,054	$4,174	$5,228

The Company amortized approximately $600 thousand of intangible assets during the year ended December 31, 2007 subsequent to the ICRC acquisition date. Amortizable intangible assets as of December 31, 2007 were comprised of the following (in thousands):

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Contract related intangible assets	$7,134	$600	$6,534

Future expected amortization expense of the contract related intangible asset is as follows (in thousands):

	Amortization Expense
2008	$1,029
2009	1,029
2010	1,029
2011	1,029
2012	1,029
Thereafter	1,389
Total	$6,534

(7) Debt

VSE has a loan agreement with a bank under which credit is made available to the Company in the form of revolving loans or letters of credit. The amount of credit available to the Company is $25 million, subject to certain conditions, including a borrowing formula based on billed receivables. The expiration date of the loan agreement is August 14, 2009. From time to time the bank and the Company may amend the loan to increase or decrease the amount of available credit, change the expiration date to a later date, or make other changes in the terms of the agreement.

The loan agreement contains terms whereby the Company may borrow against the revolving loan at any time and from time to time can prepay such borrowings in whole or in part without premium or penalty. There are collateral requirements by which Company assets secure amounts outstanding, restrictive covenants that include minimum tangible net worth and profitability requirements, a limit on annual dividends, and other affirmative and negative covenants. As of December 31, 2007 the Company has not been notified by the bank, nor is the Company aware, of any default under the loan agreement.

The Company pays a commitment fee, interest on any revolving loan borrowings at a prime-based rate or an optional LIBOR-based rate, and fees on any letters of credit that are issued. As of December 31, 2007 and December 31, 2006, there were no letters of credit outstanding and revolving loan amounts borrowed were approximately $81 thousand and $0, respectively. Interest expense incurred on the loan was approximately $6 thousand for the year ended December 31, 2007 and $0 for the years ended December 31, 2006 and 2005.

(8) Accrued Expenses

Accrued expenses consisted primarily of accrued compensation and benefits of approximately $15 million and $10 million as of December 31, 2007 and 2006, respectively. The accrued compensation and benefits amounts include bonus, salaries and related payroll taxes, vacation and deferred compensation.

(9) Stock-Based Benefit Plans

(a) Restricted Stock Plan

On January 2, 2006, the Company's stockholders approved the VSE Corporation 2006 Restricted Stock Plan (the "2006 Plan") for its directors, officers and other employees. Under the provisions of the 2006 Plan, the Company is authorized to issue 250,000 shares of VSE common stock. The Compensation Committee is responsible for the administration of the 2006 Plan. The shares issued under the 2006 Plan may, at the Company's option, be either shares held in treasury or shares originally issued. The Compensation Committee shall determine each recipient of an award under the 2006 Plan, the number of restricted shares of common stock subject to such award and the period of continued employment required for the vesting of such award. These terms will be included in award agreements between the Company and the recipients of the award. As of December 31, 2007, 241,300 restricted shares were available for grant under this plan.

During 2007 and 2006, the Company granted 5,100 shares and 3,600 shares, respectively, of restricted VSE Stock to the Company's outside Directors under the 2006 Restricted Stock Plan. The weighted-average grant-date fair value of these restricted stock grants was approximately $18.02 and $15.75, respectively. Compensation expense related to those grants was approximately $92 thousand and $57 thousand for the years ended December 31, 2007 and 2006, respectively. The shares issued vested immediately and cannot be sold, transferred, pledged or assigned before the second anniversary of the grant date.

On January 3, 2007, the Company notified certain employees that they are eligible to receive awards under the 2006 Restricted Stock Plan for calendar year 2007, based on financial performance for 2007. Vesting of each award will occur one-third on the date of award and one-third on each of the next two anniversaries of such date of award. The date of award determination is expected to be on March 7, 2008, the approximate date when we plan to file the 2007 Form 10-K with the SEC, in accordance with the 2006 Plan. On each vesting date, 100% of the vested award will be paid in VSE shares. The number of VSE shares issued is based on the fair market value of VSE stock on the vesting date. The earned amount will be expensed ratably over the vesting period of approximately three years, including the service period of one year which begins on January 1, 2007, due to the Company concluding that certain of the financial statement targets were achieved and the awards were earned. As a result, the Company has recognized approximately $278 thousand in related expense for the year ended December 31, 2007. At December 31, 2007, there was approximately $602 thousand of unrecognized compensation costs related to these restricted stock awards which the Company expects to recognize over the next 26 months.

(b) Stock Option Plans

On December 30, 2005, the Board of Directors of VSE Corporation (the "Board") directed VSE to discontinue, until and unless the Board determined otherwise, awarding options, both discretionary and nondiscretionary under VSE's 1998 Stock Option Plan (the "1998 Plan") and VSE's 2004 Stock Option Plan approved by VSE' stockholders on May 3, 2005 (the "2004 Plan"). All options outstanding as of December 30, 2005, were not affected by this Board action.

As of December 31, 2007, options issued under the 2004 Plan for up to 61,000 shares of common stock remain outstanding. Each option granted under the 2004 Plan was issued at the fair market value of the common shares on the date of grant. Each option vests 25% upon issuance and 25% on each anniversary date thereafter, becoming 100% vested as of the third anniversary date of the award. The 2004 Plan will terminate on the earliest of May 1, 2014, or the date on which all options issued under the 2004 Plan have been exercised, expire, or have been terminated.

As of December 31, 2007, options issued under the 1998 Plan for up to 12,500 shares remain outstanding. The 1998 Plan will terminate on the earliest of May 6, 2008, or the date on which all options issued under the 1998 Plan have been exercised, expire, or have been terminated.

Information with respect to the number of shares under stock options, as adjusted for the June 28, 2007 stock split, is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2007	333,250	$ 8.61
Granted	-	-
Exercised	(259,250)	7.78
Forfeited	(500)	12.59
Terminations	-	-
Outstanding at December 31, 2007	73,500	$11.53
Exercisable at end of year	73,500	$11.53
Weighted average remaining contractual life of options outstanding and exercisable	1.8 years	

The weighted-average grant-date fair value of options granted during 2005 was $12.59. No options were granted in 2006 or 2007. The assumptions used to calculate the fair value of outstanding stock options are described in Note 1, as there were no option grants in 2006 and 2007.

The total intrinsic value of options exercised during 2007, 2006 and 2005 was approximately $5.8 million, $827 thousand and $2.0 million, respectively. The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2007 was approximately $2.7 million. The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 was approximately $1.7 million, $1.1 million and $2.0 million, respectively. At December 31, 2007, there was no unrecognized compensation cost related to nonvested stock options.

The following table summarizes the range of exercise prices for options outstanding at December 31, 2007:

	Outstanding Options and Exercisable Options		
Exercise Price	Number of Shares	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price
$ 6.41	12,500	1.0	$ 6.41
$12.59	61,000	2.0	12.59
Total	73,500	1.8	$11.53

(c) Stock Compensation Expense

Stock-based compensation, which includes compensation recognized on stock option grants and restricted stock awards was included in the following line items on the accompanying statement of operations for the years ended December 31, 2007 and 2006 (in thousands):

	2007	2006
Contract costs	$370	$ 57
Selling, general and administrative expenses	181	251
Total pre-tax stock-based compensation included in income before income taxes	551	308
Income tax benefit recognized for stock-based compensation	(212)	(116)
Total stock-based compensation expense, net of tax	$339	$192

(10) Income Taxes

The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," ("FIN 48"), on January 1, 2007. As a result of the adoption of FIN 48, the Company made a comprehensive review of its portfolio of uncertain tax positions in accordance with recognition standards established by FIN 48. In this regard, an uncertain tax position represents the Company's expected treatment of a tax position taken in a filed tax return, or planned to be taken in a future tax return, that has not been reflected in measuring income tax expense for financial reporting purposes. As a result of this review and subsequent reviews, the Company concluded that there are no uncertain tax positions, and as a result of applying the provisions of FIN 48, there was no cumulative effect on retained earnings upon adoption. In addition, there were no adjustments recorded during 2007 after the initial adoption of FIN 48.

The Company is subject to U.S. federal income tax as well as income tax in multiple state and local jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2004. Substantially all material state and local matters have been concluded for years through 2003.

In the Consolidated Statements of Income, the Company classifies interest expense related to unrecognized tax benefits as "Interest income, net" and any penalties in "Selling, general and administrative expenses." No interest or penalty expense related to unrecognized tax benefits was recognized for the year ended December 31, 2007. As of December 31, 2007, no interest or penalties related to unrecognized tax benefits were accrued.

The Company files consolidated federal income tax returns with all of its subsidiaries. The components of the provision for income taxes from continuing operations for the years ended December 31, 2007, 2006, and 2005 are as follows (in thousands):

	2007	2006	2005
Current			
Federal	$8,326	$4,521	$3,475
State	1,384	793	671
	9,710	5,314	4,146
Deferred			
Federal	(702)	(546)	(288)
State	(103)	(68)	(38)
	(805)	(614)	(326)
Provision for income taxes	$8,905	$4,700	$3,820

The differences between the amount of tax computed at the federal statutory rate of 35% for 2007 and 34% for 2006 and 2005, and the provision for income taxes for 2007, 2006, and 2005 are as follows (in thousands):

	2007	2006	2005
Tax at statutory federal income tax rate	$8,053	$4,246	$3,396
Increases (decreases) in tax resulting from:			
State taxes, net of federal tax benefit	833	479	417
Permanent differences, net	19	15	6
Other, net	-	(40)	1
Provision for income taxes	$8,905	$4,700	$3,820

The Company had no valuation allowances recorded for its deferred tax assets as of December 31, 2007 and 2006. The Company's deferred tax assets (liabilities) as of December 31, 2007 and 2006, which represent the tax effects of temporary differences between tax and financial accounting bases of assets and liabilities and are measured using presently enacted tax rates, are as follows (in thousands):

	2007	2006
Current deferred tax assets	$1,494	$1,357
Current deferred tax liabilities	(248)	(161)
Net current deferred tax assets	1,246	1,196
Noncurrent deferred tax assets	2,704	1,974
Noncurrent deferred tax liabilities	(816)	(841)
Net noncurrent deferred tax assets	1,888	1,133
Net deferred tax assets	$3,134	$2,329

The tax effect of temporary differences representing deferred tax assets and liabilities as of December 31, 2007 and 2006, are as follows (in thousands):

	2007	2006
Gross deferred tax assets		
Deferred compensation and accrued paid leave	$2,658	$2,048
Depreciation	870	758
Accrued expenses	360	236
Reserve for contract and other disallowances	199	153
Stock option expense	73	96
Retainage	34	35
Reserve for doubtful accounts	4	5
Total gross deferred tax assets	4,198	3,331
Gross deferred tax liabilities		
Depreciation	(610)	(594)
Deferred revenues	(210)	(141)
Intangible assets	(206)	(230)
Retainage	(27)	(20)
Accrued expenses	(11)	(17)
Total gross deferred tax liabilities	(1,064)	(1,002)
Net deferred tax assets	$3,134	$2,329

(11) Commitments and Contingencies

(a) Leases and Other Commitments

The Company and its subsidiaries have various non-cancelable operating leases for facilities, equipment, and software with terms between two and ten years. The terms of the facilities leases typically provide for certain minimum payments as well as increases in lease payments based upon the operating cost of the facility and the consumer price index. Rent expense is recognized on a straight-line basis for rent agreements having escalating rent. Payments on these leases for 2007, 2006, and 2005 were as follows (in thousands):

	Payments on Leases	Sublease Income	Net Expense
2007	$7,180	$ 981	$6,199
2006	4,128	930	3,198
2005	3,733	922	2,811

Future minimum annual non-cancelable commitments as of December 31, 2007 are as follows (in thousands):

	Lease Commitments	Sublease Income	Net Commitments
2008	$ 7,313	$ 503	$ 6,810
2009	5,957	294	5,663
2010	5,146	208	4,938
2011	4,539	216	4,323
2012	3,638	224	3,414
Thereafter	3,660	77	3,583
Total	$30,253	$1,522	$28,731

(b) Contingencies

VSE and its subsidiaries have, in the normal course of business, certain claims against them and against other parties. In the opinion of management, the resolution of these claims will not have a material adverse effect on the Company's results of operations or financial position. However, the results of any legal proceedings cannot be predicted with certainty.

(12) Business Segments and Customer Information

Segment Information

Management of VSE's business operations is conducted under four reportable operating segments, the Federal Group, the International Group, the Energy and Environmental Group, and the Infrastructure and Information Technology Group. These segments operate under separate management teams and discrete financial information is produced for each segment. The divisions within the Federal Group and the International Group are operating segments under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," ("SFAS No. 131"), and meet the aggregation of operating segments criteria of SFAS No. 131. The Company evaluates segment performance based on consolidated revenues and profits or losses from operations before income taxes. The accounting policies of each segment are the same as the policies described in Note 1.

Federal Group - VSE's Federal Group provides engineering, technical, management, integrated logistics support, and information technology services to all U.S. military services and other government agencies. It consists of four divisions: CED, ELD, MSD and SED.

International Group - VSE's International Group provides engineering, industrial, logistics, and foreign military sales services to the U.S. military and other government agencies. It consists of three divisions: BAV, VCG and FMD.

Energy and Environmental Group - VSE's Energy and Environmental Group provides high-level consulting services in the field of energy and environmental management. The Energy and Environmental Group includes VSE's wholly owned subsidiary, Energetics, Inc.

Infrastructure and Information Technology Group - VSE's Infrastructure and Information Technology Group is a recent segment due to the acquisition on June 4, 2007 of its wholly owned subsidiary, ICRC. ICRC is engaged principally in providing diversified technical and management services to the U.S. Government, including information technology, advanced vehicle technology, aerospace services, and engineering and transportation infrastructure services.

The Company's segment information is as follows (in thousands):

	2007	2006	2005
Revenues:			
Federal Group	$360,690	$190,956	$ 81,628
International Group	228,002	158,452	185,784
Energy and Environmental Group	14,522	14,269	12,693
Infrastructure and Information Technology Group	49,918	-	-
Corporate	32	57	34
Total revenues	$653,164	$363,734	$280,139
Income before income taxes:			
Federal Group	$ 12,075	$ 5,432	$ 5,118
International Group	7,435	5,487	3,700
Energy and Environmental Group	1,614	1,795	1,353
Infrastructure and Information Technology Group	2,808	-	-
Corporate/unallocated expenses	(925)	(225)	(182)
Income before income taxes	$ 23,007	$ 12,489	$ 9,989
Interest (income) expense:			
Federal Group	$ (252)	$ 423	$ 266
International Group	(124)	(258)	(30)
Energy and Environmental Group	(272)	(218)	(116)
Infrastructure and Information Technology Group	(44)	-	-
Corporate	(7)	(374)	(330)
Total interest (income) expense	$ (699)	$ (427)	$ (210)
Total assets:			
Federal Group	$ 74,204	$ 40,670	$ 15,649
International Group	49,438	33,541	33,373
Energy and Environmental Group	3,860	4,174	3,087
Infrastructure and Information Technology Group	14,885	-	-
Corporate	29,384	20,150	21,757
Total assets	$171,771	$ 98,535	$ 73,866
Depreciation and amortization expense:			
Federal Group	$ 1,514	$ 1,044	$ 487
International Group	890	655	764
Energy and Environmental Group	184	183	166
Infrastructure and Information Technology Group	875	-	-
Total depreciation and amortization	$ 3,463	$ 1,882	$ 1,417
Capital expenditures:			
Federal Group	$ 6,401	$ 2,258	$ 773
International Group	332	519	336
Energy and Environmental Group	75	99	72
Infrastructure and Information Technology Group	34	-	-
Corporate	1,889	2,742	485
Total capital expenditures	$ 8,731	$ 5,618	$ 1,666

Revenues are net of inter-segment eliminations. Corporate/unallocated expenses are primarily selling, general and administrative expenses not allocated to segments. Corporate assets are primarily cash and fixed assets.

Customer Information

The Company is engaged principally in providing engineering, design, logistics, management and technical services to the Government, other government prime contractors, and commercial entities. The largest customer for the Company's services is the U.S. Department of Defense ("Defense"), including agencies of the U.S. Navy, Army, and Air Force. The Company's revenue by customer is as follows (in thousands):

Source of Revenue	2007 Revenues	%	2006 Revenues	%	2005 Revenues	%
Army/Army Reserve	$344,296	52.7	$174,473	48.0	$ 56,019	20.0
Navy	189,534	29.0	164,788	45.3	196,363	70.1
Other	119,334	18.3	24,473	6.7	27,757	9.9
Total Revenues	$653,164	100.0	$363,734	100.0	$280,139	100.0

VSE does not measure revenue or profit by product or service lines, either for internal management or external financial reporting purposes, because it would be impractical to do so. Products offered and services performed are determined by contract requirements and the types of products and services provided for one contract bear no relation to similar products and services provided on another contract. Products and services provided vary when new contracts begin or current contracts expire. In many cases, more than one product or service is provided under a contract or contract task order. Accordingly, cost and revenue tracking is designed to best serve contract requirements and segregating costs and revenues by product or service lines in situations for which it is not required would be difficult and costly to both VSE and its customers.

(13) Capital Stock

Common Stock

The Company's common stock has a par value of $.05. Proceeds from the issue of the common stock that is greater than $.05 per share is credited to additional paid in capital. Holders of shares of common stock are entitled to one vote per common share held on all matters voted on by the Company's stockholders. Stockholders of record are entitled to the amount of dividend declared per common share held.

Stock Split

In May, 2007, VSE announced a two for one stock split in the form of a 100% stock dividend payable to stockholders of record as of June 11, 2007. The stock dividend became effective on June 28, 2007. All share and per share amounts have been adjusted to give retroactive effect to the increased number of common shares outstanding due to the stock split.

(14) ESOP/401(k) Plan and Profit Sharing Plan

VSE has an ESOP/401(k) plan that allows employees meeting certain age and service requirements to contribute a portion of their salary to certain investment trusts. Under the terms of the plan, employer 401(k) contributions are made on behalf of the eligible employee participants based on the employees' 401(k) payroll deferrals. Effective January 1, 2007, the plan was amended to incorporate the Safe Harbor method of meeting nondiscrimination requirements of the Internal Revenue Code. Beginning with the 2007 plan year, the employer contribution is equal to 100% of the employee deferral on the first 3% of the employee pay deferred and 50% of the employee deferral on the next 2% of the employee pay deferred. The Company expense associated with this plan for 2007, 2006, and 2005 was approximately $1.4 million, $584 thousand, and $578 thousand, respectively. The increase in Company expense in 2007 as compared to prior years was due to: (1) an increase in the number of employees receiving an employer contribution as a result of new employees hired and the eligibility of Energetics' employees to receive employer contributions; and (2) the change in the rate of employer contributions associated with the use of the Safe Harbor method of meeting nondiscrimination requirements in 2007.

Prior to April 1, 1999, the Company made contributions under this plan into an ESOP trust which purchased VSE stock on behalf of employees who met certain age and service requirements and were employed at the end of the plan year. Subsequent to April 1, 1999, the ESOP contributions were discontinued and replaced by employer 401(k) contributions. The ESOP/401(k) plan held 446,978 shares and 477,734 shares of VSE stock as of December 31, 2007 and 2006, respectively. Such shares receive dividend payments and are included in the weighted average shares for earnings per share calculations.

Energetics maintains a profit sharing plan for its employees. All employees who have completed two years of service are members of the profit sharing plan. At its discretion, Energetics may make contributions to the plan. The plan expense for 2007, 2006, and 2005 was $227 thousand, $412 thousand, and $420 thousand, respectively.

ICRC sponsors a 401(k) profit sharing plan covering all ICRC regular status employees. To be eligible to participate in the plan, an employee must have completed one month of service with ICRC. The discretionary employer contributions are immediately vested. The amount charged to operations for employer contributions during the post acquisition period of June 2007 through December 31, 2007 was approximately $378 thousand.

(15) Selected Quarterly Data (Unaudited)

The following table shows selected quarterly data for 2007 and 2006, in thousands, except earnings per share:

	2007 Quarters			
	1st	2nd	3rd	4th
Revenues	$120,689	$159,644	$174,692	$198,139
Gross profit	$ 4,441	$ 5,740	$ 5,945	$ 7,687
Net income	$ 2,729	$ 3,547	$ 3,359	$ 4,467
Basic earnings per share	$ .57	$ .72	$ .67	$ .89
Weighted average shares outstanding	4,807	4,932	5,024	5,046
Diluted earnings per share	$ .56	$ .71	$ .66	$ .88
Weighted average shares outstanding	4,890	4,977	5,063	5,082

	2006 Quarters			
	1st	2nd	3rd	4th
Revenues	$63,300	$94,844	$103,630	$101,960
Gross profit	$ 2,388	$ 3,490	$ 3,173	$ 3,705
Net income	$ 1,485	$ 2,027	$ 1,889	$ 2,388
Basic earnings per share	$ .31	$ .43	$ .40	$ .50
Weighted average shares outstanding	4,722	4,734	4,742	4,752
Diluted earnings per share	$ .31	$ .42	$ .39	$ .49
Weighted average shares outstanding	4,866	4,840	4,842	4,846

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in *Internal Control - Integrated Framework* , our management concluded that our internal control over financial reporting was effective as of December 31, 2007. Ernst & Young LLP, the Company's independent registered public accounting firm, has issued an opinion on the Company's internal control over financial reporting. This opinion appears in the Report of Independent Registered Public Accounting Firm under Item 9(a) of this Annual Report on Form 10-K.

Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Integrated Concepts and Research Corporation ("ICRC"), which was acquired June 4, 2007. ICRC is included in the December 31, 2007 consolidated financial statements, and constituted approximately $14.9 million and $1.2 million of total and net assets, respectively, as of December 31, 2007 and approximately $49.9 million and $2.1 million of revenues and net income, respectively, for the year then ended.

Change in Internal Controls

During the fourth quarter of fiscal year 2007, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that have materially affected these controls, or are reasonably likely to materially affect these controls subsequent to the evaluation of these controls.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of VSE Corporation

We have audited VSE Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). VSE Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Integrated Concepts & Research Corporation, which is included in the 2007 consolidated financial statements of VSE Corporation and constituted approximately $14.9 million and $1.2 million of total and net assets, respectively, as of December 31, 2007 and approximately $49.9 million and $2.1 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of VSE Corporation also did not include an evaluation of the internal control over financial reporting of Integrated Concepts & Research Corporation.

In our opinion, VSE Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of VSE Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 5, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, VA
March 5, 2008

ITEM 9B. Other Information

None.

PART III

Except as otherwise indicated below, the information required by Items 10, 11, 12, 13 and 14 of Part III of Form 10-K has been omitted in reliance of General Instruction G(3) to Form 10-K and is incorporated herein by reference to the Company's definitive proxy statement relating to its Annual Meeting of Stockholders scheduled for May 6, 2008 (the "Proxy Statement") to be filed with the SEC.

ITEM 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference to the Proxy Statement.

ITEM 11. Executive Compensation

The information required by this Item is incorporated by reference to the Proxy Statement.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Except for the "Equity Compensation Plan Information" disclosed in Item 5(d) above, the information required by this Item is incorporated by reference to the Proxy Statement.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to the Proxy Statement.

ITEM 14. Principal Accountant Fees and Services

The information required by this Item is incorporated by reference to the Proxy Statement.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules

1. Financial Statements

The consolidated financial statements are listed under Item 8 of this report.

2. Supplemental Financial Statement Schedules

Schedules not included herein have been omitted because of the absence of conditions under which they are required or because the required information, where material, is shown in the consolidated financial statements, notes to the consolidated financial statements, or supplementary financial information.

3. **Exhibits**

See "Exhibit Index" hereinafter contained and incorporated by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VSE CORPORATION

Date: March 7, 2008

By: /s/ D. M. Ervine

D. M. Ervine
Chairman, President,
Chief Executive Officer and
Chief Operating Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ D M. Ervine Donald M. Ervine	Chairman, President, Chief Executive Officer and Chief Operating Officer	March 7, 2008
/s/ T. R. Loftus Thomas R. Loftus	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 7, 2008
/s/ C. M. Kendall Clifford M. Kendall	Director	March 7, 2008
/s/ C. S. Koonce Calvin S. Koonce	Director	March 7, 2008
/s/ J. F. Lafond James F. Lafond	Director	March 7, 2008
/s/ D. M. Osnos David M. Osnos	Director	March 7, 2008
Jimmy D. Ross	Director	March 7, 2008
/s/ B. K. Wachtel Bonnie K. Wachtel	Director	March 7, 2008
/s/ R. E. Eberhart Ralph E. Eberhart	Director	March 7, 2008

EXHIBIT INDEX

Reference No. per Item 601 of Regulation S-K	Description of Exhibit	Exhibit No. in this Form 10-K	
2.1	Plan of acquisition, reorganization, arrangement, liquidation or succession Share Purchase Agreement, dated as of June 4, 2007, by and among VSE Corporation, Koniag, Inc., Koniag Development Corporation, Nancy Ellen Lexo Living Trus, James W. Lexo, Jr., and Integrated Concepts and Research Corporation (Exhibit 2.1 to Form 8-K dated June 4, 2007)	*	
3.1	Articles of incorporation and by-laws Restated Certificate of Incorporation of VSE Corporation dated as of February 6, 1996 (Exhibit 3.2 to Form 10-K405 dated March 25, 1996)	*	
3.2	By-Laws of VSE Corporation as amended through November 1, 2005 (Exhibit 3.1 to Form 8-K dated November 1, 2005)	*	
3.3	By-Laws of VSE Corporation as amended through October 4, 2007(Exhibit 3.1 to Form 8-K dated October 4, 2007)	*	
4.1	Instruments defining the rights of security holders, including indentures Specimen Stock Certificate as of May 19, 1983 (Exhibit 4 to Registration Statement No. 2-83255 dated April 22, 1983 on Form S-2)	*	+
10.1	Material contracts Employment Agreement entered into as of December 10, 1997, by and between VSE Corporation and Craig S. Weber (Exhibit VIII to Form 10-K dated March 7, 2001)	*	+
10.2	Employment Agreement entered into as of October 21, 1998, by and between VSE Corporation and Donald M. Ervine (Exhibit VI to Form 10-K dated March 18, 1999)	*	+
10.3	Employment Agreement entered into as of June 3, 1999, by and between VSE Corporation and James M. Knowlton (Exhibit V to Form 10-K dated March 15, 2000)	*	+
10.4	Employment Agreement dated as of March 10, 2004, By and between VSE Corporation and Thomas G. Dacus (Exhibit 10.1 to Form 10-Q dated April 28, 2004)	*	+
10.5	Employment Agreement dated as of July 1, 2004, by and between VSE Corporation and Thomas R. Loftus (Exhibit 10.1 to Form 10-Q dated July 30, 2004)	*	+
10.6	VSE Corporation Deferred Supplemental Compensation Plan effective January 1, 1994 as amended by the Board through March 9, 2004 (Exhibit 10.2 to Form 10-Q dated April 28, 2004)	*	+
10.7	VSE Corporation 1998 Stock Option Plan (Appendix A to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 6, 1998)	*	+
10.8	VSE Corporation 1998 Non-employee Directors Stock Plan (Appendix B to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 6, 1998)	*	+
10.9	VSE Corporation 2004 Stock Option Plan (Appendix B to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 3, 2004)	*	+
10.10	VSE Corporation 2004 Non-employee Directors Stock Plan (Appendix C to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 3, 2004)	*	+

EXHIBIT INDEX

Reference No. per Item 601 of Regulation S-K	Description of Exhibit	Exhibit No. in this Form 10-K
13.1	Annual report to security holders, Form 10-Q or selected quarterly data	Exhibit 13
21.1	Subsidiaries of the Registrant	Exhibit 21
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm	Exhibit 23.1
31.1	Section 302 CEO Certification	Exhibit 31.1
31.2	Section 302 CFO and PAO Certification	Exhibit 31.2
32.1	Section 906 CEO Certification	Exhibit 32.1
32.2	Section 906 CFO and PAO Certification	Exhibit 32.2
99.1	Audit Committee Charter (as adopted by the Board Of Directors of VSE Corporation on March 9, 2004 (Appendix A to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 3, 2004	*

*Document has been filed as indicated and is incorporated by reference herein.
+Indicates management contract or compensatory plan or arrangement.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a listing of the subsidiaries of the Registrant:

	Jurisdiction of Organization
Energetics Incorporated	Maryland
Integrated Concepts and Research Corporation	District of Columbia
VSE Services International, Inc.	Delaware

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements of our reports dated March 5, 2008, with respect to the consolidated financial statements of VSE Corporation and subsidiaries and the effectiveness of internal control over financial reporting of VSE Corporation included in this Annual Report (Form 10-K), for the year ended December 31, 2007.

Name	Registration Number	Date Filed
Registration Statements on Form S-8		
2006 Restricted Stock Plan	333-134285	5/19/2006
Employee ESOP/401(k) Plan	333-15307	10/31/1996
1996 Stock Option Plan	333-15311	10/31/1996
1998 Non-employee Directors Stock Plan and 1998 Stock Option Plan	333-92427	12/9/1999
1998 Stock Option Plan	333-109561	10/8/2003
2004 Stock Option Plan and 2004 Non-employee Directors Stock Plan	333-115218	5/6/2004
Registration Statement on Form S-3		
Non-employee Directors Stock Plan	333-15309	10/31/1996

/s/ Ernst & Young LLP

McLean, Virginia
March 5, 2008

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULE 13A-14 OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, D. M. Ervine, certify that:

1. I have reviewed this annual report on Form 10-K of VSE Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 7, 2008

/s/ D. M. Ervine

D. M. Ervine
Chairman, President,
Chief Executive Officer and
Chief Operating Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULE 13A-14 OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, T. R. Loftus, certify that:

1. I have reviewed this annual report on Form 10-K of VSE Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 7, 2008

/s/ T. R. Loftus

T. R. Loftus
Executive Vice President and
Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, as Chairman, President, Chief Executive Officer and Chief Operating Officer of VSE Corporation (the "Company"), does hereby certify that to the best of the undersigned's knowledge:

1) the Company's Annual Report on Form 10-K for the year ending December 31, 2007 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Company's Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 7, 2008

/s/ D. M. Ervine

D. M. Ervine
Chairman, President,
Chief Executive Officer and
Chief Operating Officer

Exhibit 32.2

**CERTIFICATION PURSUANT TO
SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, as Executive Vice President and Chief Financial Officer of VSE Corporation (the "Company"), does hereby certify that to the best of the undersigned's knowledge:

1) the Company's Annual Report on Form 10-K for the year ending December 31, 2007 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Company's Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 7, 2008

/s/ T. R. Loftus

T. R. Loftus
Executive Vice President and
Chief Financial Officer

VSE CORPORATION

2550 Huntington Avenue, Alexandria, Virginia 22303-1499

Notice of 2008 Annual Meeting of Stockholders and Proxy Statement

Fellow Stockholders:

You are cordially invited to attend the annual meeting of stockholders of VSE Corporation to be held on Tuesday, May 6, 2008, commencing at 10:00 a.m., Washington, D.C. time, at the VSE Building, 2550 Huntington Avenue, Alexandria, Virginia 22303-1499. The matters expected to be considered at the annual meeting are described in the accompanying notice of meeting and proxy statement.

At the meeting we will also review the activities of the company during the past year and its current activities. Stockholders will have an opportunity to ask questions. I hope you will be able to join us.

To ensure that your VSE common stock is voted at the meeting, please promptly sign and date the enclosed proxy card and return it to VSE in the enclosed envelope. Your vote is important. Even if you return your proxy, you may attend the meeting and vote in person.

Please note the location for this meeting. The VSE Building is located at 2550 Huntington Avenue, Alexandria, Virginia 22303-1499, just off I-95/I-495 at Exit 176A (Telegraph Road-South). The building is also within walking distance of the Huntington Avenue Metro Station (Yellow Line), using the Lower Level exit to Huntington Avenue.

Very truly yours,

VSE CORPORATION

D. M. Ervine
Chairman, President, CEO and COO

April 1, 2008

VSE CORPORATION
2550 Huntington Avenue, Alexandria, Virginia 22303-1499

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 6, 2008

To the Stockholders of VSE Corporation:

Notice is hereby given that the annual meeting of stockholders of VSE Corporation, a Delaware corporation ("VSE"), will be held on Tuesday, May 6, 2008, commencing at 10:00 a.m., Washington, D.C. time, at the VSE Building, 2550 Huntington Avenue, Alexandria, Virginia 22303-1499, for the following purposes:

1. To elect eight directors to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified;

2. To ratify the appointment of Ernst & Young LLP as VSE's independent registered public accounting firm for the year ending December 31, 2008; and

3. To transact such other business as may properly come before the meeting or any adjournment thereof.

Only record holders of VSE common stock as of the close of business on March 24, 2008, will be entitled to notice of, and to vote at, the meeting or any adjournments thereof. The list of stockholders entitled to vote at the meeting or any adjournments thereof will be open to the examination of any stockholder during the 10 days prior to the meeting at VSE's offices located at 2550 Huntington Avenue, Alexandria, Virginia 22303-1499, during ordinary business hours.

The VSE Corporation 2007 Annual Report to Stockholders, which contains the company's consolidated financial statements and other information of interest to stockholders, accompanies this proxy material.

EVEN IF YOU EXPECT TO ATTEND THE MEETING, PLEASE PROMPTLY COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY. TO RETURN YOUR PROXY YOU MAY USE THE ENCLOSED SELF-ADDRESSED STAMPED ENVELOPE. IF YOU ATTEND THE MEETING, YOU MAY, IF YOU WISH, WITHDRAW YOUR PROXY AND VOTE YOUR SHARES PERSONALLY.

By Order of the Board of Directors

C. S. Weber, Secretary

April 1, 2008

VSE CORPORATION

PROXY STATEMENT
Annual Meeting of Stockholders
to be held on May 6, 2008

INTRODUCTION

General

This proxy statement is being furnished to the stockholders of VSE Corporation, a Delaware corporation ("VSE" or the "Company"), in connection with the solicitation of proxies by VSE's board of directors (the "Board") for use at VSE's annual meeting of stockholders to be held on Tuesday, May 6, 2008, commencing at 10:00 a.m., Washington, D.C. time, at the VSE Building, 2550 Huntington Avenue, Alexandria, Virginia 22303-1499, and at any adjournments thereof for the purposes specified in the accompanying notice of meeting (the "Meeting").

The mailing address of VSE's principal executive office is 2550 Huntington Avenue, Alexandria, Virginia 22303-1499. VSE's telephone number is (703) 960-4600. This proxy statement and the accompanying notice and form of proxy are first being sent or given to the holders of VSE common stock, par value $.05 per share, (the "stockholders") on or about April 1, 2008.

The close of business on March 24, 2008, is the record date for the determination of stockholders entitled to notice of, and to vote at, the Meeting. Holders of a majority of VSE's outstanding common stock, par value $.05 per share (the "Stock" or "VSE Stock"), as of March 24, 2008, must be present at the Meeting, either in person or represented by proxy, to constitute a quorum for the transaction of business at the Meeting. As of the close of business on March 24, 2008, there were 5,063,509 shares of Stock outstanding and approximately 213 stockholders of record. Each stockholder is entitled to one vote for each share of Stock held of record as of the close of business on March 24, 2008, on all matters which may be submitted to the stockholders at the Meeting.

Voting and Revocation of Proxies

All Stock represented by valid proxies will be voted at the Meeting in accordance with the directions on the proxies. If no direction is indicated on a proxy, the Stock represented thereby will be voted as recommended by the Board, including for (a) the election as VSE directors of the eight nominees listed below under Proposal No. 1, and (b) the ratification of the appointment of Ernst & Young LLP as VSE's independent registered public accounting firm for the year ending December 31, 2008, as discussed below under Proposal No. 2.

Votes cast by proxy or in person at the Meeting will be tabulated by the inspectors of election appointed for the Meeting. The inspectors of election will treat abstentions as Stock that is present and entitled to vote for purposes of determining the presence of a quorum, but as unvoted for purposes of determining the approval of any matter submitted to stockholders for a vote. If a broker indicates on a proxy that such broker does not have discretionary authority as to certain Stock to vote on a particular matter, such shares will be included in determining the presence of a quorum, but will not be entitled to be voted with respect to such matter.

As of the date of this proxy statement, the Board does not intend to present, and has not been informed that any other person intends to present, any matter for action at the Meeting other than those matters specifically referred to herein. If, however, any other matters are properly presented to the Meeting for action, the proxy holders will vote the proxies, which confer authority on such holders to vote on such matters, in accordance with their best judgment. The persons named as attorneys-in-fact in the proxies are VSE officers.

A stockholder returning a proxy to VSE may revoke it at any time before it is exercised by granting a later proxy with respect to the same Stock or by communicating such revocation in writing to VSE's secretary. In addition, any stockholder who has executed a proxy but attends the Meeting may cancel a previously given proxy by voting in person whether or not the proxy has been revoked in writing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of Stock as of March 24, 2008, based on VSE records, information filed with the Securities and Exchange Commission (the "SEC"), and information provided to VSE. The voting and investment powers of the Stock listed below are held solely by the reported owner unless otherwise indicated.

Name of Beneficial Owner	Shares beneficially owned	Percent of class (a)
Certain Beneficial Owners		
VSE Corporation Employee ESOP/401(k) Plan (b)	446,978	8.8%
O'Shaughnessy Asset Management, LLC (c)	303,671	6.0%
Non-Employee Directors		
Ralph E. Eberhart	800	*
Clifford M. Kendall	32,314	*
Calvin S. Koonce (d)	800,344	15.8%
James F. Lafond (e)	7,694	*
David M. Osnos (e)	16,900	*
Jimmy D. Ross (e)	3,092	*
Bonnie K. Wachtel (e)	49,336	*
Executive Officers and Other Director		
Thomas G. Dacus (e)	5,422	*
Donald M. Ervine (e)	54,524	1.1%
Michael E. Hamerly (e)	10,874	*
James M. Knowlton (e)	38,249	*
James W. Lexo, Jr.	100	*
Thomas R. Loftus (e)	24,871	*
James E. Reed	0	-
Craig S. Weber (e)	64,255	1.3%
Carl E. Williams	0	-

Name of Beneficial Owner	Shares beneficially owned	Percent of class (a)
<u>Group</u> Directors, Nominees, and Executive Officers as a group (16 persons) (e) (f)	1,107,036	21.7%

* Represents less than one percent.

(a) Based on 5,063,509 shares of VSE Stock outstanding as of the March 24, 2008, record date.

(b) These shares are held in trust for the benefit of the ESOP/401(k) Plan participants. Three VSE officers serve as Plan trustees. The Plan participants have voting power over 352,585 shares allocated to their respective ESOP accounts, while the Plan trustees share voting and investment power over the remaining 94,393 shares. The mailing address for the ESOP/401(k) Plan is 2550 Huntington Avenue, Alexandria, Virginia 22303-1499.

(c) According to a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2008, O'Shaughnessy Asset Management, LLC, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, had at December 31, 2007, sole voting and dispositive power with respect to 303,671 shares of VSE Stock. The business address of O'Shaughnessy Asset Management, LLC, is 6 Suburban Avenue, Stamford, CT 06901.

(d) Mr. Koonce's mailing address is 6550 Rock Spring Drive, Suite 600, Bethesda, Maryland 20817.

(e) Includes the following number of shares of Stock which the non-employee directors, executive officers, other directors, and all directors, nominees, and executive officers as a group have the right to purchase pursuant to the exercise of stock options which are exercisable within the next 60 days: James F. Lafond–3,500, David M. Osnos–3,500, Jimmy D. Ross–500, Bonnie K. Wachtel–3,500, Thomas G. Dacus—4,500, Donald M. Ervine–7,500, Michael E. Hamerly–3,000, James M. Knowlton–6,000, Thomas R. Loftus—12,000, Craig S. Weber–3,000, and all directors, nominees, and executive officers as a group–47,000.

(f) The shares beneficially owned by the Group do not include the 94,393 shares beneficially owned or controlled by the trustees of the ESOP/401(k) Plan.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), requires VSE officers and directors and persons who own more than 10% of the VSE Stock to file reports of ownership and changes in ownership with the SEC. Such officers, directors and stockholders are required by SEC regulations to furnish VSE with copies of all such reports that they file. Based solely on a review of copies of reports filed with the SEC and written representations by certain officers and directors, VSE believes that all VSE officers, directors and stockholders subject to the reporting requirements of Section 16(a) filed their reports on a timely basis during 2007, except for one SEC Form 3 that was filed late on behalf of Carl E. Williams, an executive officer, reporting that Mr. Williams owned no shares of VSE Stock.

Proposal No. 1

ELECTION OF DIRECTORS

Nominees

At the Meeting, stockholders will elect, by a plurality of the votes cast, in person or by proxy eight VSE directors, who will constitute the entire Board. Each nominee listed below is currently serving as a VSE director and was elected by the stockholders at the last annual meeting of stockholders, except for General Eberhart who was appointed by the Board on August 15, 2007. Each nominee elected as a director will serve until the next annual meeting of stockholders and until his or her successor is elected and qualified. If any nominee should become unable to serve for any reason, the proxies will be voted for such substitute nominee as shall be designated by the Board.

The eight nominees for election as VSE directors and certain information regarding them are as follows:

Name and Principal Occupation	Age	Director since
Ralph E. Eberhart General, U.S. Air Force (Ret.), formerly Commander-in-Chief, North American Aerospace Defense Command (NORAD) and U.S. Northern Command. General Eberhart retired from the Air Force in 2005 after 36 years of service. He was then appointed and continues to serve as President of the Armed Forces Benefit Association (AFBA) and as Chairman of its related enterprises: 5Star Bank, 5Star Life Insurance Company, AFBA 5Star Investment Management Company, and AFBA 5Star Fund, Inc. He is also a director of Rockwell Collins, Inc.	61	2007
Donald M. Ervine VSE Chairman of the Board and Chief Executive Officer since 1992. Also serving as President and Chief Operating Officer since 2002.	71	1987
Clifford M. Kendall Private Investor (for more than the past five years). Mr. Kendall is Chairman of the Board of Regents of the University System of Maryland. Mr. Kendall was one of the founders of Computer Data Systems, Inc., in 1968, and he served as its Chairman and Chief Executive Officer from 1970 to 1991 and as Chairman until December 1997.	76	2001
Calvin S. Koonce Chairman, Koonce Securities, Inc., a securities broker/dealer firm (for more than the past five years).	70	1992

Name and Principal Occupation	Age	Director since
James F. Lafond Retired executive and certified public accountant. From 1998 to 2002, Mr. Lafond was Washington Area Managing Partner, Pricewaterhouse-Coopers LLP. He previously served in various leadership positions at Coopers & Lybrand (1964 to 1998). He is also a director of WGL Holdings, Inc.	65	2003
David M. Osnos Of counsel (previously senior partner) at Arent Fox LLP, attorneys-at-law (for more than the past five years). He is also a director of EastGroup Properties, Inc.	76	1968
Jimmy D. Ross General, U.S. Army (Ret.), formerly Commanding General, U.S. Army Materiel Command. General Ross is a senior logistics consultant for, and from 2000 to 2003 was an executive officer of, Cypress International, Inc., a defense business development consulting firm. He is also a director of Stanley, Inc.	70	1994
Bonnie K. Wachtel Vice President and General Counsel, Wachtel & Co., Inc., brokers and underwriters (for more than the past five years). She is also a director of Information Analysis Incorporated and Acies Corporation.	52	1991

Board of Directors, Committees, and Corporate Governance

There are currently eight members of our Board. Except for Mr. Ervine, who serves as VSE's Chairman, Chief Executive Officer, President and Chief Operating Officer, all of our current directors are "independent" as defined by the applicable rules of The NASDAQ Stock Market, Inc. ("NASDAQ"). The independent directors regularly have the opportunity to meet without Mr. Ervine in attendance. During 2007, there were six regular Board meetings and two special Board meetings, and no director attended less than 75% of the aggregate of (a) the total number of Board meetings (in person or by telephone) and (b) meetings of Board committees on which he or she served (during the period that he or she served). VSE does not have a specific policy regarding attendance at the annual stockholders meeting. All directors, however, are encouraged to attend if available, and VSE tries to ensure that at least one independent director attends the annual stockholder meeting and is available to answer stockholder questions. Six directors, including five independent directors, attended last year's annual meeting.

The Board has an Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee, and a Planning and Finance Committee. The current charters for each of the Committees are available on VSE's Internet site, *www.vsecorp.com.*

Audit Committee. The primary purpose of the Audit Committee is to oversee VSE's accounting and financial reporting processes and the audits of VSE's financial statements. The Audit Committee is directly responsible for, among other things, the appointment, compensation, retention and oversight of the Company's independent auditors.

During 2007, the Audit Committee was composed of Mr. Lafond (Chairman), Mr. Kendall and Ms. Wachtel. All of the Audit Committee members during the past fiscal year are independent in accordance with applicable rules of the SEC and NASDAQ. Each member is able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement. The Board has determined that Mr. Lafond is an "audit committee financial expert" as defined in Regulation S-K Item 407(d)(5). During 2007, the Audit Committee met ten times, including four meetings targeted primarily at VSE's initial year compliance with Section 404 (Management Assessment of Internal Controls) of the Sarbanes-Oxley Act of 2002.

Compensation Committee. The primary purpose of the Compensation Committee is to oversee VSE's compensation structure, to review and provide guidance to the Board with respect to the compensation of VSE's officers and directors, including the compensation of the Chief Executive Officer and other executive officers, to review and provide guidance with respect to employment agreements, to administer certain compensation plans including stock option, restricted stock, and deferred compensation plans, and to perform such other duties and responsibilities as are consistent with its charter. During 2007, the Compensation Committee was composed of General Ross (Chairman), Mr. Kendall, Mr. Koonce, and from the date of his appointment, General Eberhart. Each of the committee members is independent in accordance with applicable NASDAQ rules. The Compensation Committee met six times during 2007.

Matters recommended by the Compensation Committee, and any delegation of its authority, are subject to approval by the Board; if such approval is not received, the Compensation Committee will reconsider the recommendation or proposed delegation. The Compensation Committee has the authority to retain outside counsel or other experts or consultants as needed. Additional information on the role and responsibilities of the Compensation Committee is provided under the heading "Compensation Discussion and Analysis," below.

Nominating and Corporate Governance Committee. The primary purpose of the Nominating and Corporate Governance Committee is to make recommendations to the Board with respect to nominees to be proposed for election as directors and with corporate policies regarding, among other things, business conduct, securities trading, indemnification of VSE officers and directors, and conflicts of interest involving VSE officers, directors, and employees. During 2007 the Committee was composed of Mr. Kendall (Chairman), Mr. Koonce, Mr. Lafond, Mr. Osnos, General Ross, Ms. Wachtel, and from the date of his appointment, General Eberhart, all of whom are independent in accordance with applicable NASDAQ rules. During 2007, the Nominating and Corporate Governance Committee met two times.

Planning and Finance Committee. The primary purpose of the Planning and Finance Committee is to consider and make recommendations to the Board with respect to (a) strategic planning, acquisitions, mergers, and succession planning, (b) capitalization and long-term funding requirements, and (c) proposals concerning the financial policies and substantive financial transactions of the Corporation. The Committee is composed of Mr. Ervine (Chairman), Mr. Koonce, Mr. Lafond, Mr. Osnos, General Ross, Ms. Wachtel, and from the date of his appointment, General Eberhart. During 2007, the Planning and Finance Committee met two times.

Director Nominations and Qualifications. Stockholders may recommend persons to be nominated for election as directors of VSE at the annual meeting of stockholders. To be considered, such recommendation must be submitted in accordance with VSE's by-laws and must be received in writing by the secretary of VSE no later than 90 days before the date in the current year which corresponds to the date on which the annual meeting was held during the immediate prior year. (Nominations for the year 2009-2010 should be received by the secretary no later than February 6, 2009.) Such recommendation shall be accompanied by the proposing stockholder's name, evidence that such stockholder is a beneficial owner of VSE Stock, and the candidate's name, biographical data and qualifications.

The policy of the Nominating and Corporate Governance Committee is to consider properly submitted stockholder nominations for candidates for Board membership as described below. In evaluating such nominations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience, and capability on the Board and to address the membership criteria discussed below.

Under these criteria for Board nominations, Board members should have the highest professional and personal ethics and values, consistent with longstanding VSE values and standards. They should have broad experience at the policy-making level in business, government, education, technology or public interest. They should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of all stockholders.

The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. Such Committee periodically assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the Nominating and Corporate Governance Committee will consider various potential candidates for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current Board members, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Nominating and Corporate Governance Committee and may be considered at any point during the year. As described above, the Nominating and Corporate Governance Committee will consider properly submitted stockholder nominations for candidates for the Board. Following verification of the stockholder status of persons proposing candidates, recommendations will be aggregated and considered by the Nominating and Corporate Governance Committee at a regularly scheduled meeting. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials will be forwarded to the Nominating and Corporate Governance Committee. Such Committee also will review materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a stockholder. The Committee has not in the past retained any third party to assist in identifying nominees for Board membership.

Lead Independent Director

The Board has established the position of Lead Independent Director. The Lead Independent Director assists the Chairman and the other Board members in assuring effective corporate governance. On March 2, 2007, Mr. Osnos was appointed as Lead Independent Director and since such date he has served in such capacity.

Communications with the Board

Individuals may communicate with the Board by submitting an e-mail to the VSE Board at *board@vsecorp.com*. All directors have access to this e-mail address. Communications that are intended specifically for non-employee directors should be sent to the e-mail address above to the attention of the Chairman of the Nominating and Corporate Governance/Finance Committee. Communications to the Board by mail can be addressed to The Board of Directors or a particular Board member c/o VSE Corporation, 2550 Huntington Avenue, Alexandria, Virginia 22303-1499.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics that applies to all of its directors, officers, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and employees. The Code is posted on VSE's Internet website *www.vsecorp.com*. VSE intends to satisfy the disclosure requirements under Item 5.05 of Exchange Act Form 8-K regarding any waiver or amendment of the Code with respect to VSE's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such required information on VSE's Internet website.

Compensation of Directors

Please refer to "Compensation Discussion and Analysis—Director Compensation" and associated director compensation table, notes, and narrative contained elsewhere in this Proxy Statement.

Certain Relationships and Related Transactions

On June 4, 2007, VSE acquired all of the outstanding capital stock of Integrated Concepts and Research Corporation ("ICRC") from (a) Koniag Development Corporation ("KDC"), which owned 80% of ICRC's capital stock, and (b) the Nancy Ellen Lexo Living Trust (the "Trust"), which owned 20% of ICRC's capital stock, for approximately $11.65 million paid at the closing, of which $1.67 million will be held in escrow for up to two years to secure KDC's and the Trust's post-closing indemnity obligations. Up to an additional $5.815 million in purchase price will be payable by VSE to KDC and the Trust, on a pro rata basis, if ICRC achieves certain revenues during an approximate six-year period after the closing, as provided in the purchase agreement among VSE, KDC, the Trust, James R. Lexo, Jr. ("Mr. Lexo"), ICRC and Koniag, Inc. Mr. Lexo is the sole trustee of the Trust and the beneficiaries of the Trust are Mr. Lexo and his adult children.

As part of VSE's acquisition of ICRC, ICRC's chief executive officer Mr. Lexo and VSE entered into an employment agreement under which Mr. Lexo is serving as a VSE executive vice president for strategic initiatives and business development and ICRC's chief executive officer, for an initial term expiring on December 31, 2008 (subject to renewal periods). The employment agreement also provides Mr. Lexo with "change of control" benefits and other benefits generally provided to VSE officers. Mr. Lexo's initial base salary is $185,000 per annum.

There is no family relationship between any director or executive officer of VSE and any other director or executive officer of VSE.

Please refer to "Compensation Discussion and Analysis—Narrative to Summary Compensation Table" for information on executive officer employment agreements and to "Compensation Discussion and Analysis—Compensation Committee Interlocks and Insider Participation" for additional information about directors and nominees for director.

The Board unanimously recommends that stockholders vote "for" the election of each of the eight persons nominated to serve as a director of VSE for the ensuing year.

Proposal No. 2

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Based on the recommendation of its Audit Committee, the Board has appointed the firm of Ernst & Young LLP to be VSE's independent registered public accounting firm for the year ending December 31, 2008, and recommends to stockholders that they vote for ratification of that appointment. Although not required to do so, the Board has determined that it would be desirable to request stockholders' approval of this appointment. The ratification of the appointment of VSE's independent auditors will require the affirmative vote by the holders of a majority of the outstanding stock present in person or represented by proxy at the Meeting. If such approval is not received, the Board will reconsider the appointment.

In 2007 and 2006, Ernst & Young LLP services included an examination of VSE's consolidated financial statements, the financial statements of certain benefit plans (2006 only), and reviews of the consolidated financial statements included in VSE's Form 10-Qs filed with the SEC for each of the quarters ended March 31, June 30, and September 30. In 2007, Ernst & Young LLP services also included an audit of the effectiveness of our internal control over financial reporting as of December 31, 2007.

Ernst & Young LLP billed VSE for professional services rendered for the years ended December 31, 2007, and December 31, 2006, as follows:

	2007	2006
Audit fees (1)	$ 716,896	$ 288,310
Audit-related fees (2)	90,000	58,500
Tax fees (3)	21,820	11,310

(1) Includes fees and expenses related to the annual audits and to interim reviews, notwithstanding when the fees and expenses were billed, of approximately $321,896 and $288,310 for 2007 and 2006, respectively. For 2007, these fees also relate to the audit of the effectiveness of our internal controls over financial reporting as of December 31, 2007 in accordance with Section 404 of the Sarbanes-Oxley Act ($395,000).

(2) Includes fees and expenses for services rendered from January through December of the fiscal year, notwithstanding when the fees and expenses were billed. The 2007 amount includes fees and expenses for work performed to assist in the Company's preparation for the implementation of Section 404 of the Sarbanes-Oxley Act ($70,000), and fees associated with the acquisition of the Company's wholly owned subsidiary, Integrated Concepts and Research Corporation ($20,000). The 2006 amount includes fees and expenses for work performed to assist in the Company's preparation for the implementation of Section 404 of the Sarbanes-Oxley Act ($33,500), fees for the audit of the 2005 employee benefit plan ($20,000), as well as fees related to an S-8 filing ($5,000).

(3) Includes fees and expenses for tax advisory services.

The Audit Committee approves in advance all audit and non-audit services provided by the independent auditors prior to their engagement with respect to such services. The Audit Committee has delegated to the Chairman of the Audit Committee the authority to pre-approve additional audit-related and non-audit services not prohibited by law to be performed by VSE's independent auditors and associated fees up to a maximum for any one non-audit service equal to the lesser of $30,000 or 25% of the audit fees for VSE's most recent completed fiscal year, provided that the Chairman shall report any decisions to pre-approve such audit-related or non-audit services and fees to the full Audit Committee at its next regular meeting. The Audit Committee approved in advance all of the audit and non-audit services provided by the independent auditors in 2007 and 2006.

A representative of Ernst & Young LLP is expected to attend the Meeting, will have an opportunity to make a statement, if he or she desires to do so, and will be available to respond to appropriate questions.

The Board unanimously recommends that stockholders vote "for" the proposal to ratify the appointment of Ernst & Young LLP to serve as VSE's independent registered public accounting firm for the year ending December 31, 2008.

AUDIT COMMITTEE REPORT

The Audit Committee is composed of three non-employee directors (Messrs. Lafond and Kendall and Ms. Wachtel), each of whom is considered an "independent" director for the purposes of the applicable rules of NASDAQ and the SEC. The Audit Committee's responsibilities are set forth in its charter, a copy of which is available on VSE's Internet site, *www.vsecorp.com*. The Board and the Audit Committee believe that the Audit Committee members are and were at the time of the actions described in this report "independent" directors as independence is defined by NASDAQ Rule 4200(a)(15).

The Audit Committee has implemented the requirements of the Sarbanes-Oxley Act of 2002 and the Marketplace Rules of The NASDAQ Stock Market, Inc. with respect to the responsibilities of audit committees of public companies. Among other matters, the Audit Committee reviews procedures on internal control over financial reporting with management and with the Company's independent registered public accounting firm, and it discussed with the independent registered public accounting firm the adequacy of the Company's internal controls and the overall scope and specific plans for their audit.

The Audit Committee has reviewed and discussed with management VSE's audited consolidated financial statements as of and for the year ended December 31, 2007, and it has discussed with VSE's independent registered accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, issued by the Auditing Standards Board of the American Institute of Certified Public Accountants.

The Audit Committee has received and reviewed the written disclosures and the letter from the independent registered accounting firm required by Independence Standard No. 1, *Independence Discussions with Audit Committees*, as amended, issued by the Independence Standards Board, and has discussed with the auditors the auditors' independence and considered whether the provision of non-audit services by the auditors is compatible with maintaining their independence.

Based on the foregoing reviews and discussions, the Audit Committee recommended to the Board that the above referenced consolidated financial statements be included in VSE's Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the SEC.

Audit Committee: James F. Lafond (Chairman), Clifford M. Kendall, and Bonnie K. Wachtel

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program, Philosophy, and Objectives

Under the supervision of the Compensation Committee of the Board, VSE has established compensation policies designed to attract and retain qualified executives and to link total compensation to corporate goals. The key elements of VSE executive compensation are base salary, a performance bonus incentive plan, and a long-term incentive plan.

The Committee oversees VSE's compensation structure. The Committee makes all compensation decisions regarding the Chief Executive Officer, and it reviews and approves the compensation of all other company executives and officers. It reviews employment agreements, administers compensation plans including stock option, restricted stock, and deferred compensation plans. The Committee provides recommendations to the Board with respect to director compensation, and it performs such other duties and responsibilities as are consistent with its charter. Actions of the Committee are subject to Board approval. If approval is not received, the Committee will reconsider the action.

Under the supervision of the Committee, VSE seeks to establish a compensation structure that is competitive, reasonable, and performance-based. "Competitive" means salaries and benefits sufficient to attract and retain the executives and employees VSE requires, while maintaining labor rates that permit the Company to compete effectively in the markets we serve. We test for competitive labor rates by measuring our prices for services against the prices of competitors and by monitoring our ability to successfully recruit and retain employees. We also measure our salaries against compensation surveys for similarly situated executives and employees in companies having substantially comparable revenues, margins, and market capitalization. "Reasonable" means compensation that is consistent with the pay and benefits provided by other companies in our industry, reimbursable under cost-type government contracts, and perceived as "fair" relative to formal and informal benchmarks such as internal pay scales, financial results, and public perception. "Performance-based" means that compensation is earned, measured, and tested against standards of financial growth and profitability.

The executive officers of VSE are the Chief Executive Officer, the Chief Financial Officer, the Chief Administrative Officer, the President of each of VSE's operating groups, and each Executive Vice President appointed by the Board. Currently, VSE has nine executive officers, including the five executive officers named below under the heading "Summary Compensation Table." For compensation oversight, the officers of VSE include the senior officers of VSE's wholly owned subsidiaries Energetics Incorporated ("Energetics") and Integrated Concepts and Research Corporation ("ICRC").

Role of Executive Officers in Compensation Decisions

At the end of the fiscal year, the Committee meets in executive session to review the performance and fix the compensation of the Chief Executive Officer. The Committee also reviews and approves the compensation of all other executives and officers based on recommendations submitted by the CEO. The

Committee can exercise its discretion in approving, disapproving, or modifying any recommended salary increases or proposed awards to executives or other officers.

In submitting recommendations to the Committee with respect to the compensation of other VSE executives and officers, the CEO evaluates the performance and recommends salary increases, bonuses, benefit plan participation, and all other elements of compensation affecting the executives. The CEO also considers evaluations and recommendations made by other executives in submitting recommendations to the Committee with respect to other officers.

Review of Executive Compensation

During 2006 the Committee engaged PricewaterhouseCoopers LLP to provide consulting services initially with respect to designing procedures for making performance-based awards under the 2006 VSE Corporation Restricted Stock Plan and subsequently to perform a compensation analysis for VSE executive officers and directors. The Committee met and conferred with PricewaterhouseCoopers representatives numerous times during 2006 in both executive sessions and in sessions including certain executive officers.

In making compensation decisions, the Committee measured each element of total compensation against a peer group of publicly traded companies developed with PricewaterhouseCoopers. The peer group, which will be periodically reviewed and updated by the Committee, consists of companies which the Committee believes are substantially representative based on industry group, market capitalization, revenues, and profit margin. These companies are as follows:

- Allied Defense Group, Inc.
- Analex Corporation (deleted in 2007)
- Astronics Corporation
- Dynamics Research Corporation
- ENGlobal Corporation
- Essex Corporation (deleted in 2007)
- Hawk Corporation
- Pemco Aviation Group, Inc.
- Sparton Corporation
- SYS
- Todd Shipyards Corporation

For comparison purposes, VSE's annual revenues are above the median revenues of the peer group. Because of variation among the companies comprising the peer group, PricewaterhouseCoopers also developed blended consensus data based on published survey data, proxy statement title match data, and top five highest paid data.

During 2007, the Committee met with representatives of Equilar, Inc. who demonstrated the capabilities and potential uses of its executive compensation database product and analytic tools. The Committee subsequently authorized VSE to license the product and tools. The Committee also consulted with Corbin Company, a management consulting firm identified by the Company, to assist the Committee in the use of the Equilar product and tools as well as other compensation survey data available to Corbin Company. The Committee tasked Corbin Company to review VSE's industry peer group (Analex Corporation and Essex Corporation are no longer independent companies) and to provide analysis and recommendations with respect to executive compensation. Based on discussions with and the recommendations of Corbin Company, the Committee in executive session decided to maintain base salary target levels at the 25% to 50% of peer group level; to provide for an annual base salary escalation adjustment; to update the peer group based on VSE's recent growth; and to address the wage compression issue (VSE often is required to pay new employees as much or more than it pays incumbent employees in similar positions).

Executive Compensation Components

For 2007 and 2006 the principal components of compensation for named executive officers were base salary, performance-based incentive compensation, long-term incentive compensation, deferred supplemental compensation, and retirement and other benefits generally available to all employees.

The Committee has no pre-established policy or target for the allocation of compensation between either cash and non-cash or short-term and long-term incentive compensation. However, based on the compensation philosophy and objectives discussed above, the Committee intends that a significant percentage of total compensation for executives and officers should be at risk and subject to incentives based on achieving short and long-term performance-based goals.

For the two-year period ended December 31, 2007, the percentages of total compensation for each of the components of executive compensation was approximately as follows (please refer to the Summary Compensation Table below for detailed amounts):

Aggregate Percentages of Executive Compensation Components, 2006-2007

Executive Compensation Component	Aggregate Percentage for 2006 and 2007
Base salaries	35%
Performance-based incentive compensation	35%
Long-term incentive compensation	21%
Deferred supplemental compensation	8%
All other	1%

Based on this schedule, for the two-year period reported, approximately 64% of executive compensation (performance-based incentive compensation, long-term incentive compensation, and deferred supplemental compensation) was at risk and subject to incentives based on achieving performance-based goals.

Base Salary

VSE provides named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salaries for the named executive officers are determined for each executive based on his or her position and responsibility, experience and education, internal pay scales, market survey data, and employment agreement where applicable. Base salaries for executives are generally expected to range between the 25th and 50th percentile of blended compensation survey data. Base salaries for executives, including the base salary of the CEO, are reviewed by the Committee in executive session at the end of each fiscal year and include any recommendations made by the CEO with respect to the other executive officers. Subject to Board approval, the Committee recommends changes to executive base salary which are implemented at the beginning of the next fiscal year.

Based on its review, including the PricewaterhouseCoopers benchmark data, the Equilar database, and the other compensation data presented by the Corbin Company referred to above, the Committee approved annual base salary escalation adjustments at the rate of 3.5% for 2007 and 4.5% for 2008. The Committee also approved base salary increases to adjust for peer group comparison and merit increases as follows : for 2007—Mr. Dacus ($9,000), for 2008—Mr. Ervine ($7,000), Mr. Loftus ($6,000), Mr. Dacus ($3,000), and Mr. Knowlton ($6,000).

Base Salaries of Named Executive Officers, 2006 – 2008

Named Executive Officer	2006	2007	2008
Donald M. Ervine	$325,000	$337,000	$360,000
Thomas R. Loftus	175,000	182,000	197,000
Thomas G. Dacus	192,000	208,000	221,000
James M. Knowlton	200,000	208,000	223,000
Craig S. Weber	170,000	176,000	184,000

Performance-Based Incentive Compensation

During 2004 the Committee approved a performance bonus plan based on achieving annual financial results in excess of financial thresholds established by the Committee and submitted to the Board at the beginning of each year. The goals consist principally of revenue and pretax income targets for operating group executives, and return on equity for corporate staff, corporate officers, and corporate executives, including the Chief Executive Officer and the Chief Financial Officer (return on equity as defined is net income for the year divided by total stockholders' equity at the beginning of the year). To participate in the bonus program, an executive must be an employee during the fiscal year that the bonus is earned and at the time the bonus is distributed.

The Committee establishes a pretax profit performance goal threshold for operating groups based on projected revenues and expected pretax margins. Expected pretax margins are based on prior year financial performance adjusted for contract renewals and extensions, new contract awards, contract terminations, and other financial opportunities and changes identified by the Committee. 50% of the pretax profit in excess of the performance goal threshold is contributed to a performance bonus pool. After audited financial results for the year become available, approximately 20% of the performance bonus pool is allocated to operating group executives, not to exceed 100% of individual executive base salaries.

Performance bonuses for corporate executives range from 2% of base salary for achieving a return on equity of 12% to 100% of base salary for achieving a return on equity of 25% or higher.

For 2007 and 2006 VSE achieved an annual return on equity (and net income) of approximately 37% ($14.1 million) and 26% ($7.8 million), respectively, and the Committee approved aggregate annual performance bonuses under the plan of about $6.5 million and $3.7 million, respectively. The performance bonuses were paid to about 200 employees each year, including approximately $1.1 million paid each year to the named executive officers under the plan. Amounts paid to the named executive officers are reported in the Summary Compensation Table below under the heading "Non-equity Incentive Plan Compensation."

Long-Term Incentive Compensation

In prior years VSE executives and other officers received, in addition to cash, equity-based compensation for their services to VSE. The equity compensation was provided in the form of options to purchase VSE Stock granted under VSE's 2004 Stock Option Plan approved by stockholders on May 3, 2004, and substantially similar predecessor plans for prior years. In December 2005, VSE's Board discontinued awarding options to purchase VSE Stock. Options outstanding as of December 30, 2005, were not affected by this Board action. In lieu of long-term incentive compensation for 2006, the Committee recommended that the Board authorize an increase in VSE's contribution to the Deferred Supplemental Compensation Plan for 2006. See "Deferred Supplemental Compensation" discussion below.

The Board believes that compensating executives with restricted VSE Stock, rather than stock options, is a more appropriate and effective form of equity-based compensation. As with the former use of stock options, the use of restricted stock is intended to foster a long-term focus on VSE performance and to provide our executives with a means to establish an equity stake in VSE which will, in turn, align their interests with those of our stockholders.

VSE's 2006 Restricted Stock Plan was approved by the Board on February 9, 2006, and by our stockholders on May 2, 2006. During 2006 the Committee engaged PricewaterhouseCoopers to provide consulting services with respect to designing procedures for making performance-based awards under VSE's Restricted Stock Plan, and in December 2006, the Committee adopted written procedures for making these awards. The awards under the Restricted Stock Plan will be subject to Committee authorization based on audited financial results, including total compensation costs, reasonableness of total employee compensation, and other factors determined by the Committee and Board.

In general, a dollar-denominated award equal to a percentage of a participant's base salary can be earned under the Restricted Stock Plan based on the return on equity achieved by VSE for the prior fiscal year. The awards range from 2.5% of base salary for a 12% return on equity to 60% of base salary for a return on equity of 25% or higher. The awards are subject to a two-year vesting schedule: one-third of the award vests after completion of VSE's annual financial audit and one-third on each of the next two anniversaries of such initial vesting date. As each third of the dollar-denominated award vests, the award is converted into restricted VSE Stock based on the fair market value (closing market price) of VSE Stock at the date of conversion. The restricted stock is subject to a two-year holding period and to other restrictions on sale.

The Committee may, in its sole discretion, reduce or totally eliminate an award to the extent it determines that such reduction or elimination is appropriate under facts and circumstances the Committee deems relevant.

For 2007, the first year of full operation of the Plan, VSE's annual return on beginning equity was approximately 37%, and the named executive officers were awarded a restricted stock bonus under the Plan equal to 60% of their base salary for 2007. Amounts paid to the named executive officers are reported in the Summary Compensation Table below under the heading "Stock Awards."

Deferred Supplemental Compensation

VSE has a non-qualified, non-contributory Deferred Supplemental Compensation Plan for all VSE officers. The plan provides, at the Board's discretion, for an annual contribution to the plan not to exceed 12% of VSE's consolidated net income for the year. Each officer's allocation from the annual contribution bears the same percentage to the annual contribution as that officer's salary bears to total annual officer salaries.

For 2007 an annual contribution of 8% of VSE's consolidated net income (approximately $1,110,000) was authorized and allocated to 33 participant accounts, including about $285,000 allocated to accounts for the named executive officers.

For 2006 an annual contribution of 10% of VSE's consolidated net income (approximately $768,000) was authorized and allocated to 28 participant accounts, including about $229,000 allocated to accounts for the named executive officers. Two percentage points of the 10% contribution rate authorized for 2006 represented a contribution for the discontinued stock option plan discussed above in "Long-Term Incentive Compensation."

Benefits under the plan are payable to participants on retirement or resignation, subject to a vesting schedule, non-competition agreement, and other plan provisions, or in the event of a change of control of VSE. Amounts contributed to the plan on behalf of the named executive officers are included in the Summary Compensation Table under the heading "All Other Compensation."

Retirement and Other Benefits

All VSE officers are entitled to participate in company fringe benefit programs, including the VSE Employee ESOP/401(k) Plan, which is an IRS qualified plan available to all eligible employees. Effective April 1, 1999, employer contributions to the ESOP portion of the plan were discontinued and replaced by VSE matching contributions to the 401(k) portion of the plan based on employee 401(k) deferrals. Effective January 1, 2007, the Plan was amended to incorporate the Safe Harbor method of meeting nondiscrimination requirements of the Internal Revenue Code.

During 2007 VSE paid a 401(k) matching contribution equal to 100% of the employee deferral on the first 3% of the employee pay deferred and 50% of the employee deferral on the next 2% of the employee pay deferred, with all such contributions fully vested when made.

During 2006 VSE paid a 401(k) matching contribution equal to 50% of the first 6% of employee pay deferred into the employee's 401(k) account, subject to a vesting schedule.

Amounts contributed to the VSE ESOP/401(k) Plan on behalf of the named executive officers are included in the Summary Compensation Table under the heading "All Other Compensation."

Perquisites and Other Personal Benefits

VSE does not provide any of its executives, including the named executive officers, with perquisites or other personal benefits having a total annual value in excess of $10,000. The Committee periodically reviews the levels of perquisites and other personal benefits provided to the named executive officers.

The Company has entered into employment agreements with specified employees, including the named executive officers (see Summary Compensation Table discussion below). The employment agreements are designed to promote stability and continuity of senior management. Information regarding applicable payments under these agreements for the named executive officers is also summarized below under the caption "Potential Payments on Termination or Change of Control."

Tax and Accounting Implications

Deductibility of Executive Compensation

As part of its role, the Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code which provides that companies may not deduct compensation of more than $1,000,000 that is paid to certain individuals. VSE believes that compensation paid under its incentive plans is generally fully deductible for federal income tax purposes. However, in certain situations, the Committee may approve compensation that will not meet these requirements to ensure competitive levels of total compensation for its executive officers. For 2007 and 2006, VSE believes that all compensation paid to the named executive officers is deductible for federal income tax purposes, except for deferred supplemental compensation contributions which may not be deducted until distributed in accordance with IRS regulations.

Nonqualified Deferred Compensation

In 2004, the American Jobs Creation Act of 2004 became law changing the tax rules applicable to nonqualified deferred compensation arrangements. The company believes it is operating in good faith compliance with the statutory provisions which were effective January 1, 2005. A more detailed discussion of the VSE's nonqualified deferred compensation plan is provided above under the heading "Deferred Supplemental Compensation."

Accounting for Stock-Based Compensation

Beginning on January 1, 2006, the Company began accounting for stock-based payments in accordance with the requirements of FASB Statement 123(R).

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the named executive officers, including VSE's Principal Executive Officer (Mr. Ervine) and Principal Financial Officer (Mr. Loftus) for the years ended December 31, 2007 and 2006.

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Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($) (1)	Option awards ($)	Non-equity incentive plan compensation ($) (2)	Change in pension value and non-qualified deferred compensation earnings ($)	All other compensation ($) (3)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Donald M. Ervine	2007	337,000	--	202,000	--	337,000	--	93,439	969,639
Chairman of the Board and CEO, President and COO	2006	325,000	--	--	--	325,000	--	74,377	724,377
Thomas R. Loftus	2007	182,000	--	109,000	--	182,000	--	53,932	527,132
Executive Vice President and Chief Financial Officer	2006	175,000	--	--	--	175,000	--	41,220	391,220
Thomas G. Dacus	2007	208,000	--	124,800	--	208,000	--	61,081	601,881
Executive Vice President and President, Federal Group	2006	192,000	--	--	--	192,000	--	46,854	430,854
James M. Knowlton	2007	208,000	--	124,800	--	208,000	--	58,967	599,767
Executive Vice President and President, International Group	2006	200,000	--	--	--	200,000	--	47,052	447,052
Craig S. Weber	2007	176,000	--	105,600	--	176,000	--	49,897	507,497
Executive Vice President, Secretary, and Chief Administrative Officer	2006	170,000	--	--	--	170,000	--	40,155	380,155

Notes to Summary Compensation Table

1. The amounts reported in column (e) represent annual performance-based awards under VSE's Restricted Stock Plan. The awards are subject to a two-year vesting schedule: one-third of the award vests after completion of VSE's annual financial audit and one-third on each of the next two anniversaries of such initial vesting date. Restricted Stock awarded under the Plan is further subject to a two-year holding period and other restrictions on sale. See discussion above under the caption "Executive Compensation Components—Long-Term Incentive Compensation."

2. The amounts reported in column (g) represent cash paid to the named executive officer under VSE's Performance Bonus Plan. This plan is discussed above under the caption "Executive Compensation Components—Performance-Based Incentive Compensation."

3. The amounts reported in column (i) represent 401(k) plan matching contributions allocated to each of the named executive officers' account pursuant to VSE's Employee ESOP/401(k) Plan discussed above under the caption "Executive Compensation Components—Retirement and Other Benefits." Also reported in column (i) is the amount allocated to each of the named executive officers' account in VSE's Deferred Compensation Plan. See discussion above under the caption "Executive Compensation Components—Deferred Supplemental Compensation."

Narrative to Summary Compensation Table

See "Compensation Discussion and Analysis" above for a description of the compensation plans pursuant to which the amounts listed in the "Summary Compensation Table" were paid or awarded and the criteria for such payments and awards.

Employment Agreements

Pursuant to an agreement dated as of October 21, 1998 (the "Agreement"), Donald M. Ervine serves as the Chief Executive Officer of VSE at a base salary in 2008 of $360,000 per annum. Mr. Ervine is employed for a term ending on January 1, 2009, as extended, subject to automatic extensions for successive one-year periods unless notice to terminate is given by Mr. Ervine at least 90 days prior to the expiration of the term or any such one-year extension of the term. Mr. Ervine's base salary is subject to review in January of each year, provided that the base salary shall not be less than $254,000 per annum. Mr. Ervine is also eligible to receive an annual performance bonus each year as determined by the Board or its Compensation Committee. Mr. Ervine's employment may be terminated by the Board for willful and gross misconduct and in the case of death or disability which prevents Mr. Ervine from substantially fulfilling his duties for a period in excess of six months. If Mr. Ervine's employment is terminated because of death or illness or disability, he or his beneficiary, as the case may be, will be paid his annual base salary then in effect for one full year from the date of death or disability. Mr. Ervine's employment may also be terminated without cause on 60 days prior notice and on payment of a lump sum severance compensation payment equal to two times his annual base salary then in effect. The Agreement also provides that Mr. Ervine will be nominated as a director and elected Chairman of the Board during his employment term. If a Change of Control of VSE, as defined, occurs, Mr. Ervine may terminate the Agreement and will be entitled to a lump sum severance compensation payment equal to three times his annual base salary then in effect.

The Agreement includes undertakings by Mr. Ervine regarding exclusive services and business opportunities during the term of the Agreement, covenants regarding the safeguarding and return of confidential data and the non-solicitation of employees for a two-year period following termination, and a covenant not to be involved, directly or indirectly, in a business enterprise that competes with VSE during the term of his employment and for two-year period thereafter. Mr. Ervine also agrees that VSE is entitled to appropriate equitable remedies, including specific performance and injunctive relief if he breaches any of the two-year post-termination covenants. Mr. Ervine agrees not to enter into any agreement, either written or oral, which may conflict with this Agreement, and he authorizes VSE to make known the terms of the Agreement regarding exclusive services, confidential data, business opportunities, non-solicitation, and termination, to any person, including future employers.

Pursuant to separate agreements entered into in 1997 and expiring on January 1, 2009, as extended, Mr. Knowlton and Mr. Weber each serve in his executive officer's capacity, subject to automatic extensions for successive one-year periods unless notice to terminate is given by the officer at least 90 days prior to the expiration of the then current term. The terms and conditions in the executive officer agreements are similar to those of Mr. Ervine's 1998 agreement except that (a) each of the executive officers is employed at a minimum base salary equal to the executive officer's annual base salary in effect on the date the agreement was signed, subject to annual and special reviews, (b) each of the executive officers will be reappointed to serve in the executive officer's current or comparable capacity, (c) in the event of termination without cause, each executive officer's lump sum severance compensation payment shall equal his annual base salary then in effect, and (d) in the event of a Change of Control of VSE, as defined, each executive officer may terminate the agreement and will be entitled to a lump sum severance compensation payment equal to two times his annual base salary then in effect.

Pursuant to separate agreements entered into in 2004 and expiring on December 31, 2009, as extended, Mr. Dacus and Mr. Loftus each serve in his executive officer's capacity, subject to automatic extensions for successive one-year periods unless notice to terminate is given by either VSE or the officer at least 90 days prior to the expiration of the then current term. The terms and conditions in the executive officer agreements are similar to those of Mr. Ervine's 1998 agreement except that (a) each of the executive officers is employed at a minimum base salary equal to the executive officer's annual base salary in effect on the date the agreement was signed, subject to annual and special reviews, (b) each of the executive officers will be reappointed to serve in the executive officer's current or comparable capacity, (c) in the event of termination without cause, each executive officer's lump sum severance compensation payment shall equal his annual base salary then in effect, and (d) in the event of a Change of Control of VSE, as defined, each executive officer may terminate the agreement and will be entitled to a lump sum severance compensation payment equal to one times his annual base salary then in effect.

Grants of Plan-Based Awards

The table below reports all grants of plan-based awards to each of the named executive officers for the fiscal year ended December 31, 2007.

Grants of Plan-Based Awards in Fiscal Year 2007 Table

		Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards						
Name	Grant Date	Thresh-old ($)	Target ($)	Maxi-mum ($)	Thresh-old ($)	Target ($)	Maxi-mum ($)	All other stock awards: number of shares or units (#)	All other option awards: number of securities under-lying options (#)	Exer-cise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Donald M. Ervine	12/4/07	9,000	36,000	216,000	--	--	--	--	--	--	--
Thomas R. Loftus	12/4/07	4,925	19,700	118,200	--	--	--	--	--	--	--
Thomas G. Dacus	12/4/07	5,525	22,100	132,600	--	--	--	--	--	--	--
James M. Knowlton	12/4/07	5,575	22,300	133,800	--	--	--	--	--	--	--
Craig S. Weber	12/4/07	4,600	18,400	110,400	--	--	--	--	--	--	--

Notes to Grants of Plan-Based Awards Table

The amounts reported above represent potential payments to the named executive officer under VSE's Restricted Stock Plan. This plan is discussed above under the caption "Executive Compensation Components—Performance-Long-Term Incentive Compensation."

Narrative to Grants of Plan-Based Awards Table

VSE has a Restricted Stock Plan approved by stockholders on May 2, 2006. Pursuant to procedures adopted by the Board, employees granted an Award will earn an amount equal to a graduated percent of annual salary based on VSE's return on equity for the subsequent fiscal year as follows:

threshold 2.5% of salary, target 10% of salary, and maximum 60% of salary. Return on equity is determined on completion of VSE's annual financial audit, and the date of Award occurs on the first business day of the subsequent month. The awards are subject to a two-year vesting schedule: one-third of the award vests after completion of VSE's annual financial audit and one-third on each of the next two anniversaries of such initial vesting date. As each third of the dollar-denominated award vests, the award is converted into restricted VSE Stock based on the fair market value (closing market price) of VSE Stock at the date of conversion. The restricted stock is subject to a two-year holding period and to other restrictions on sale.

Awards and payment under the Restricted Stock Plan are subject to Compensation Committee authorization based on audited financial results, including all compensation costs, reasonableness of total employee compensation, and other factors as determined by the Compensation Committee and Board. The date of Award, vesting date, and pricing of the vested amount of the Award are based on the date audited financial results become available. Notwithstanding the determination of the amount of an employee Award pursuant to the procedures indicated above, the Committee may, in its sole discretion, reduce the amount of or totally eliminate an Award to the extent the Committee determines that such reduction or elimination is appropriate under facts and circumstances as the Committee deems relevant.

Outstanding Equity Awards at Fiscal Year End

The table below reports all outstanding equity awards for each of the named executive officers for fiscal year ended December 31, 2007.

Outstanding Equity Awards at Fiscal Year End Table

	Option awards (1)					Stock awards			
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercis-able	Equity incentive plan awards: number of securities underling unexercised unearned options (#)	Option exercise price ($)	Option expira-tion date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Donald M. Ervine	7,500	--	--	12.585	12/31/09	--	--	--	--
Thomas. R. Loftus	12,000	--	--	12.585	12/31/09	--	--	--	--
Thomas G. Dacus	4,500	--	--	12.585	12/31/09	--	--	--	--
James M. Knowlton	6,000	--	--	12.585	12/31/09	--	--	--	--
Craig S. Weber	3,000	--	--	12.585	12/31/09	--	--	--	--

Notes to Outstanding Equity Awards Table

The options reported above were granted under VSE's 2004 Stock Option Plan. The options were granted as of January 1, 2005 and expire on December 31, 2009. All of the options listed above have a five-year term and vest in four equal annual installments commencing on the grant date.

Narrative to Outstanding Equity Awards Table

VSE has two unexpired Stock Option Plans approved by stockholders on May 7, 1998, and May 3, 2004, respectively. All of the options listed above have a five-year term and vest in four equal annual installments commencing on the grant date. On December 30, 2005, VSE's Board discontinued awarding options to purchase VSE Stock. Options outstanding as of December 30, 2005, were not affected by this Board action. See discussion above under the caption "Executive Compensation Components—Long-Term Incentive Compensation."

Option Exercises and Stock Vested

The following table reports stock options exercised by VSE's named executive officers during the fiscal year ended December 31, 2007.

Option Exercises and Stock Vested During Fiscal Year 2007 Table

	Option awards		Stock awards	
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)
(a)	(b)	(c)	(d)	(e)
Donald M. Ervine	70,500	1,617,734	--	--
Thomas R. Loftus	24,000	711,653	--	--
Thomas G. Dacus	35,500	698,708	--	--
James M. Knowlton	44,000	670,134	--	--
Craig S. Weber	35,000	614,262	--	--

Notes to Options Exercises and Stock Vested Table

The "Value Realized on Exercise" represents the difference between the fair market value and the exercise price of VSE Stock on the date of exercise.

Pension Benefits

VSE does not provide pension arrangements or post-retirement health coverage for executives and employees. VSE and Energetics sponsor participation in the VSE Corporation Employee ESOP/401(k) Plan, Energetics sponsors a Profit Sharing Plan, and ICRC sponsors a 401(k) Plan; all of the plans are IRS-qualified, defined contribution, money-purchase plans. VSE also has a nonqualified deferred compensation plan as discussed below.

Nonqualified Deferred Compensation

The following table provides information related to potential benefits payable to each named executive officer under VSE's Deferred Supplemental Compensation Plan as of and for the year ended December 31, 2007.

Nonqualified Deferred Compensation Table

Name (1)	Executive contributions in last FY ($)	Registrant contributions in last FY (2) ($)	Aggregate earnings in last FY ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last FYE (3) ($)
(a)	(b)	(c)	(d)	(e)	(f)
Donald M. Ervine	--	86,405	79,913	--	1,020,873
Thomas R. Loftus	--	46,664	13,904	--	208,237
Thomas G. Dacus	--	53,330	7,820	--	153,235
James M. Knowlton	--	53,330	22,863	--	326,067
Craig S. Weber	--	45,128	30,659	--	405,924

Notes to Nonqualified Deferred Compensation Table

1. Each of the named executive officers in column (a) has been a participant in the plan or predecessor plans for more than 20 years, except for Mr. Dacus who has been a participant for six years.

2. Amounts reported in column (c) are reported in the Summary Compensation Table, column (i). Aggregate earnings reported in column (d) are not reported in the Summary Compensation Table.

3. Amounts reported in column (f) include aggregate contributions by VSE which were reported as compensation to the named executive officers in VSE's Summary Compensation Table for previous years and aggregate earnings which were not reported as compensation. Aggregate contributions by VSE previously reported in the Summary Compensation Tables for the years 2000 through 2007, the period for which plan records identifying contributions to individual participants are available, and aggregate earnings for the same period, were:

Aggregate Registrant Contributions and Earnings, 2000-2007

Name	Aggregate Registrant Contributions ($)	Aggregate Earnings ($)
Donald M. Ervine	245,013	169,271
Thomas R. Loftus	134,361	26,606
Thomas G. Dacus	139,751	13,483
James M. Knowlton	160,030	47,627
Craig S. Weber	133,911	64,293

Narrative to Nonqualified Deferred Compensation Table

VSE has a non-qualified, non-contributory Deferred Supplemental Compensation Plan for all VSE officers. The plan was adopted by the Board in 1994 as the successor to a predecessor plan adopted in 1985, which succeeded a plan originally established in the mid-1970s.

The current plan provides, at the Board's discretion, for an annual contribution to the plan not to exceed 12% of VSE's consolidated net income for the year. Each officer's allocation from the annual contribution bears the same percentage to the annual contribution as that officer's salary bears to total annual officer salaries. For 2007 an annual contribution of 8% of VSE's consolidated net income (approximately $1,110,000) was authorized and allocated to 33 participant accounts.

Benefits under the plan are payable to the participant on retirement or resignation, subject to a vesting schedule, non-competition agreement, and other plan provisions, or in the event of a change of control of VSE. VSE contributions to the plan are irrevocable and shall be used to pay benefits under the plan, subject to the claims of the general creditors of VSE.

VSE contributions to the plan are deposited in a plan trust. VSE invests the plan trust assets in an account managed by BNY Mellon Wealth Management. The managed account contains investments in a diversified portfolio of individual company equity securities and in several mutual funds, including Class M shares of the Mellon Bond Fund, Mellon Small Cap Stock Fund (MPSSX), Mellon Mid Cap Stock Fund (MPMCX), Mellon International Fund (MPITX), and Mellon Emerging Market Fund (MEMKX), and a Money Market Demand Account.

Potential Payments on Termination or Change of Control

The following table sets forth potential payments to our executive officers on termination of employment with VSE or a change of control of VSE. The amounts shown assume that such termination or termination on change of control was effective as of December 31, 2007, and are estimates of the amounts that would be paid to the executives on their termination. The actual amounts to be paid can only be determined at the time of such executive's separation from VSE or any of VSE's subsidiaries.

Potential Payments on Termination or Change of Control Table

Name	Benefit	Termination Without Cause ($)	Termination on Change of Control ($)
Donald M. Ervine	Salary	674,000	1,011,000
	DSC Plan	1,020,873	1,020,873
	Stock Options	271,912	271,912
Thomas R. Loftus	Salary	182,000	182,000
	DSC Plan	208,237	208,237
	Stock Options	435,060	435,060
Thomas G. Dacus	Salary	208,000	208,000
	DSC Plan	153,235	153,235
	Stock Options	163,147	163,147
James M. Knowlton	Salary	208,000	416,000
	DSC Plan	326,067	326,067
	Stock Options	217,530	217,530
Craig S. Weber	Salary	176,000	352,000
	DSC Plan	405,924	405,924
	Stock Options	108,765	108,765

Notes to Potential Payments on Termination or Change of Control Table

Table excludes information with respect to contracts, agreements, plans, or arrangements to the extent they (a) do not discriminate in scope, terms, or operation in favor of executive officers and that are available generally to all salaried employees—for example, qualified benefit plan distributions and payment for unused vacation pay, and (b) have no vested amounts payable as of December 31, 2007—for example, benefits under the new Restricted Stock Plan adopted in 2006.

With respect to the potential value of stock options reported in the "Potential Payments on Termination or Change of Control Table," the Company assumed that the value was approximately equal to the closing price of VSE Stock on December 31, 2007 ($48.84 per share) less the exercise price for such options as reported in the "Outstanding Equity Awards at Fiscal Year End Table" above.

Narrative to Potential Payments on Termination or Change of Control Table

Payments Made On Termination

On termination of employment with VSE or any of VSE's subsidiaries, a named executive officer is entitled to receive amounts earned during his term of employment. Such amounts include:

- salary through date of termination
- unused vacation pay
- reimbursement for company business and travel expenses.

The executive also retains a vested interest in and is entitled to receive payment in accordance with respective plan documents and other applicable procedures, restrictions (such as termination-for-cause), and expiration dates:

- ESOP/401(k) account
- Profit Sharing Plan account (Energetics only)
- DSC Plan account
- Stock Options (must be exercised within three months of termination, and within one year if terminated pursuant to a lay off, not to exceed the Stock Option termination date)
- Restricted Stock.

The executive officer is also entitled to continue participation in VSE's group health plans for a period of 18 months (COBRA continuation coverage) following termination on payment of 102% of the monthly premium charged to VSE for such coverage. VSE has no executive-only health benefit plans.

In the event of involuntary termination without cause, VSE executives are eligible for up to four months of outplacement assistance services having an estimated value of about $6,250.

Payments Made On Retirement

In the event of the retirement of a named executive officer, in addition to the items identified above:

- Vested Stock Options may be exercised within three years of the date of retirement, not to exceed the Stock Option termination date.

Payments Made On Death or Disability

Pursuant to employment agreements with each named executive officers, in the event of the death or disability for any period of six consecutive months of a named executive officer, in addition to the benefits listed under the headings "Payments Made On Termination" and "Payments Made On Retirement" above, the named executive officer (or designated beneficiary) will be paid the executive's base salary then in effect for one full year following the date of death or disability. In addition, vested Stock Options may be exercised within one year of the date of death or termination due to disability, not to exceed the Stock Option termination date.

Payments Made On Change of Control

VSE has entered into an employment agreement with each of the named executive officers. Pursuant to these agreements, if a change of control of VSE occurs, the executive may terminate the employment agreement on 30 days' notice. If an executive's employment is terminated following a change of control, in addition to the benefits listed above under the heading "Payments Made On Termination," the executive officer will receive:

- a lump sum payment of one, two, or three times the executive's base salary
- full vesting and payment of the executive's DSC Plan account
- full vesting of the executive's unexercised stock options.

The employment agreements and change of control provisions for each of the named executive officers are substantially similar. Generally, pursuant to the agreements, a change of control is deemed to have occurred on the occurrence of any of the following events:

- 30% or more of VSE's issued and outstanding stock is acquired beneficially by one or more persons acting together in concert or otherwise;
- a cash tender or exchange offer is completed for an aggregate of 40% or more of VSE's issued and outstanding stock;
- VSE's stockholders approve an agreement to merge, consolidate, liquidate, or sell all or substantially all of VSE's assets, unless after the merger or consolidation VSE is the surviving corporation and more than 50% of VSE's issued and outstanding stock is beneficially owned by existing VSE stockholders both before and after the merger or consolidation;
- two or more directors are elected to the Board without having previously been nominated and approved by the members of the Board immediately prior to such election.

Director Compensation

The following table provides information related to the compensation of our non-employee directors for fiscal year 2007.

Director Compensation Table

Name	Fees earned or paid in cash ($) (1)	Stock awards ($) (2) (3)	Option awards ($) (3)	Non-equity incentive plan compensation ($)	Change in pension value and non-qualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Clifford M. Kendall	50,000	13,468	--	--	--	--	63,468
Calvin. S. Koonce	43,000	13,468	--	--	--	--	56,468
James F. Lafond	52,000	13,468	--	--	--	--	65,468
David M. Osnos	36,000	13,468	--	--	--	--	49,468
Jimmy D. Ross	38,000	13,468	--	--	--	--	51,468
Bonnie K. Wachtel	46,000	13,468	--	--	--	--	59,468
Ralph E. Eberhart *	18,120	11,073	--	--	--	--	29,193

* Appointed August 15, 2007

Notes to Director Compensation Table

1. The amount reported in column (b) combines amounts paid for director fees and meeting fees. See "Narrative to Director Compensation Table" below.

2. Pursuant to the 2006 Restricted Stock Plan, each non-employee director was granted a Restricted Stock Award of 800 shares of VSE Stock on January 2, 2007, except for General Eberhart who was granted a Restricted Stock Award of 300 shares effective with the date of his appointment to the Board on August 15, 2007. The dollar amount recognized for financial statement reporting purposes in accordance with FAS 123R is based on the closing price of VSE Stock on January 2, 2007 ($16.73 per share) and August 15, 2007 ($36.83 per share), respectively.

3. As of December 31, 2007, each of the non-employee directors named above held 1,400 shares of restricted VSE Stock, except for General Eberhart who held 300 shares, and stock options covering shares of VSE Stock as follows: Mr. Kendall—0 shares, Mr. Koonce—0 shares, Mr. Lafond—3,500 shares, Mr. Osnos—3,500 shares, General Ross—500 shares, Ms. Wachtel—3,500 shares, and General Eberhart—0 shares.

Narrative to Director Compensation Table

During 2007, each non-employee director was compensated with director fees at an annual rate of $24,000, and the Chairman of the Audit Committee was compensated additionally at an annual rate of $5,000 (total director fee of $29,000). In addition, each non-employee director was compensated at a rate of $1,000 for each Board meeting attended, and Committee members were compensated at a rate of $1,000 for each Committee meeting attended.

Pursuant to the VSE Corporation 2004 Non-Employee Directors Stock Plan approved by stockholders in 2004, each non-employee director can elect that all or a portion of his or her annual cash compensation for services as a VSE director be paid in VSE Stock at fair market value determined in accordance with the plan. None of the non-employee directors elected to participate in the Plan for 2007.

Pursuant to the VSE Corporation 2004 Stock Option Plan approved by stockholders in 2004, each non-employee director was granted, as of January 1 each year commencing with January 1, 2005, a nondiscretionary five-year option to purchase up to 1,000 shares of VSE Stock. In December 2005, VSE's Board discontinued awarding options to purchase VSE Stock. Options outstanding as of December 30, 2005, were not affected by this Board action. The total number of stock options held by each non-employee director as of December 31, 2007, is indicated in Note (3) of Notes to Director Compensation Table.

Following approval of the 2006 Restricted Stock Plan by VSE stockholders on May 1, 2006, each non-employee director was granted a Restricted Stock Award of 300 shares of VSE Stock on June 27, 2006, and 400 shares on January 2, 2007 (1,400 shares after giving effect to two-for-one stock split effected on June 28, 2007). A Restricted Stock Award Agreement was issued for each Award. Shares of VSE Stock issued pursuant to the Restricted Stock Plan and Award Agreement are fully vested when issued, but the certificates for such shares bear a restrictive legend prohibiting the sale, transfer, pledge and assignment of such shares for a two-year period commencing on the issue date. When all restrictions on the certificates bearing a restrictive legend have lapsed, VSE will issue non-restrictive certificate to the directors (subject to any applicable securities law restrictions). Directors appointed during the year will be eligible for a pro rata annual award.

During 2006 the Compensation Committee engaged PricewaterhouseCoopers to perform a compensation analysis for VSE executive officers and directors. The Committee met and conferred with PricewaterhouseCoopers representatives at numerous times in 2006, and on December 5, 2006, PricewaterhouseCoopers reported that its benchmarking survey indicated that the equity portion of total non-employee director compensation was below peer group benchmarking averages (see "Review of Executive Compensation" above for further information on the PricewaterhouseCoopers engagement). Based on the compensation analysis, and on the recommendation of its Compensation Committee, the Board authorized an increase in the annual non-employee director Restricted Stock Award to 400 shares of VSE Stock beginning on January 1, 2007, and 500 shares beginning on January 1, 2008.

Mr. Ervine as the Chairman of the Board and Chief Executive Officer of VSE receives no additional compensation for services as Chairman of the Board. In addition, no compensation is paid to any non-employee director for personal services rendered to VSE pursuant to a consulting services agreement between the director and VSE, or any of VSE's subsidiaries, unless authorized as a special assignment by the Board. No such authorization was requested for or on behalf of any director in 2007. The foregoing procedures do not restrict reimbursement for expenses incurred by a director for attending meetings of the Board or its authorized committees.

Compensation Committee Interlocks and Insider Participation

During 2007, the Committee was composed of General Ross, Mr. Kendall, Mr. Koonce, and from August 15, 2007, General Eberhart. No member of the Committee was at any time during 2007 or at any other time an officer or employee of VSE. No executive officer of VSE serves or has served as a member of the compensation committee of another entity which has an executive officer who serves on VSE's Compensation Committee. No executive officer of VSE served on the board of directors or compensation committee of any entity which has one or more executive officers serving as members of VSE's board of directors or Compensation Committee.

Mr. Koonce is a major stockholder of VSE. See table for "Security Ownership of Directors and Executive Officers."

VSE and the trustees of VSE's employee benefit plans have in the past effected certain of their transactions in VSE Stock through Wachtel & Co., Inc., of which Ms. Wachtel is a director, officer and shareholder, and through Koonce Securities, Inc., which is wholly owned by Mr. Koonce. During 2007 VSE benefit plans purchased about 800 shares of VSE Stock at a cost of approximately $13,460 through Wachtel & Co., Inc. No benefit plan transactions in VSE Stock occurred with Koonce Securities, Inc., in 2007.

Mr. Osnos is of counsel at the law firm of Arent Fox LLP, which has represented and is expected to continue to represent VSE on various legal matters.

Compensation Committee Report

The Compensation Committee reviewed this Compensation Discussion and Analysis and discussed its contents with VSE management. Based on the review and discussions, the Committee has recommended that this Compensation Discussion and Analysis be included in the Proxy Statement.

Jimmy D. Ross, Committee Chairman
Ralph E. Eberhart
Clifford M. Kendall
Calvin S. Koonce

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at VSE's 2009 annual meeting of stockholders must have been received by VSE's Secretary at VSE's principal executive offices, 2550 Huntington Avenue, Alexandria, Virginia 22303-1499, by no later than the close of business on December 2, 2008, to be considered for inclusion in VSE's proxy material relating to such meeting.

In addition, under our By-Laws stockholders of VSE may recommend persons to be nominated for election as directors of the Company at the annual meeting of stockholders. To be considered for nomination, such recommendation must be received in writing by the secretary of the Company no later than ninety (90) days before the date which corresponds to the date on which the annual meeting of stockholders was held during the immediate prior year, i.e., February 5, 2009. Such recommendation shall be accompanied by the name of the stockholder proposing the candidate, evidence that stockholder is a beneficial owner of the outstanding stock of the Company as of the record date established for the determination of stockholders entitled to notice of and to vote at the annual meeting of stockholders, the name of candidate being proposed for nomination, and the candidate's biographical data and qualifications.

OTHER MATTERS

VSE will bear the costs of the solicitation of proxies for use at the Meeting. In addition to the use of the mails, proxies may be solicited by personal interview, telephone and telegram by directors, officers and employees of VSE. Arrangements will also be made with brokerage houses and other custodians, nominees, and fiduciaries, who are record holders of Stock, for forwarding solicitation material to the beneficial owners of the Stock. VSE will, on the request of such record holders, pay the reasonable expenses for completing the mailing of such materials to the beneficial owners.

Please sign and promptly return your proxy in the enclosed envelope. Your vote is important.

By Order of the Board of Directors
C. S. Weber, Secretary


READY
RESET
GO!
VSE's Re4 Plan for Equipment Resourcing
(Restore, Rebuild, Refurbish & Repair)
VSE's Proven Services = Sustained Support for the National Guard


48 years of Air, Land and Sea support for our nation's warfighters ...
VSE Corporation
For more information: Bill Wright,
(757) 825-6713
(804) 283-4929 (cell)
VSE CORPORATION


VSE: Transforming the World's Navies for more than 10 Years
VSE


49 years of Quality Engineering for our nation's warfighters ...
VSE Corporation
For more information: Bill Wright,
1055 W. Mercury blvd
Hampton, VA 23666
(757) 825-6713
(804) 283-4929 (cell)
VSE CORPORATION


VSE CORPORATION
VSE . . . the proven choice for R2&G
Your experienced, successful
Rapid Response Provider


The VSE/ICRC Team: Providing World-Class Technical Support
• Engineering and Technical Program Management
• Materials and Components Testing
• Commercial Testing Services
VSE CORPORATION
www.vsecorp.com
ICRC
www.icrcsolutions.com
For more information contact Harry Wise at 256-544-3006
e-mail: hwise@icrcsolutions.com


VSE CORPORATION
Transforming the World's Navies


VSE Corporation Providing the U.S. Coast Guard with:
• Reactivation and Transfer
• Transport
• Maintenance Assistance
• Support Tasking
• Training
• Procurement
• Logistics
VSE CORPORATION

VSE CORPORATION

ENERGETICS
A Subsidiary of VSE Corporation

ICRC

2550 Huntington Avenue
Alexandria, Virginia 22303-1499
www.vsecorp.com
email: info@vsecorp.com
(703) 960-4600
(800) 455-4873

END